Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A.

FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

GRUPO FINANCIERO GALICIA S.A.

FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

Fiscal Year No. 17, commenced January 1, 2015

Legal Domicile: Tte. Gral. Juan D. Perón No. 430 – 25th floor, Buenos Aires, Argentina

Principal Line of Business: Financial and Investment Activities

Registration No. with the Corporation Control Authority (I.G.J.): 12,749

Sequential Number – Corporation Control Authority: 1,671,058

Date of Registration with the Corporation Control Authority (I.G.J.):

Of Bylaws: September 30, 1999

Date of Latest Amendment to Bylaws: July 16, 2010

Date of Expiration of the Company’s Bylaws: June 30, 2100

Information on the Controlling Company

Company’s Name: EBA HOLDING S.A.

Principal Line of Business: Financial and Investment Activities

Interest Held by the Controlling Company in the Shareholders’ Equity as of 03.31.15: 21.63%

Interest Held by the Controlling Company in the Votes as of 03.31.15: 57.98%

Capital Status as of 03.31.15 (Note 8 to the Financial Statements):

(Figures Stated in Thousands of Pesos for “Subscribed”, “Paid-in” and “Registered” Shares)

Shares
Amount	Type	Voting Rights per Share	Subscribed	Paid-in	Registered
281,221,650	Ordinary Class “A”, Face Value of 1	5	281,222	281,222	281,222
1,019,042,947	Ordinary Class “B”, Face Value of 1	1	1,019,043	1,019,043	1,019,043

1,300,264,597	—	—	1,300,265	1,300,265	1,300,265

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Figures Stated in Thousands of Pesos)

	Notes	03.31.15	12.31.14
Assets
Cash and Due from Banks		11,590,052	16,959,205

Cash		3,507,424	4,369,380
Financial Institutions and Correspondents		8,082,628	12,589,825
Argentine Central Bank (B.C.R.A.)		7,434,410	12,466,435
Other Local Financial Institutions		36,967	36,820
Foreign		611,251	86,570

Government and Private Securities	3	15,128,241	10,010,150

Holdings Recorded at Fair Market Value		2,617,850	2,446,230
Holdings Recorded at their Acquisition Cost plus the I.R.R.		510,858	316,773
Instruments Issued by the Argentine Central Bank		11,997,244	7,246,751
Investments in Listed Private Securities		2,289	396

Loans	4 and 5	72,139,296	66,608,201

To the Non-financial Public Sector		15,891	15,556
To the Financial Sector		134,426	192,545
Interbank Loans (Call Money Loans Granted)		49,400	182
Other Loans to Local Financial Institutions		79,028	150,058
Accrued Interest, Adjustments and Exchange Rate Differences Receivable		5,998	42,305
To the Non-financial Private Sector and Residents Abroad		74,985,331	69,015,019
Overdrafts		5,757,961	3,986,633
Promissory Notes		17,270,711	16,303,892
Mortgage Loans		1,730,734	1,661,062
Collateral Loans		510,013	499,971
Personal Loans		7,174,669	6,995,637
Credit Card Loans		40,058,824	37,348,043
Others		1,816,921	1,598,476
Accrued Interest, Adjustments and Exchange Rate Differences Receivable		1,006,520	970,185
Unearned Discount		(338,963)	(348,222)
Unallocated Collections		(2,059)	(658)
Allowances	6	(2,996,352)	(2,614,919)

Other Receivables Resulting from Financial Brokerage		9,802,032	6,797,613

Argentine Central Bank		1,433,790	1,377,804
Amounts Receivable for Spot and Forward Sales to be Settled		2,046,291	135,408
Securities Receivable under Spot and Forward Purchases to be Settled		1,709,224	250,822
Premiums from Bought Options		2,193	—
Others Not Included in the Debtor Classification Regulations	7	3,056,459	3,581,004
Unlisted Notes	5	966,986	930,240
Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	1.13	44,844	117,016
Others Included in the Debtor Classification Regulations	5	729,531	591,041
Accrued Interest Receivable Included in the Debtor Classification Regulations		508	367
Allowances		(187,794)	(186,089)

Receivables from Financial Leases		1,039,404	1,047,963

Receivables from Financial Leases	5	1,031,647	1,039,579
Accrued Interest and Adjustments Receivable	5	22,294	21,443
Allowances		(14,537)	(13,059)

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Figures Stated in Thousands of Pesos)

	Notes	03.31.15	12.31.14
Equity Investments	9	52,240	51,795

In Financial Institutions		4,373	4,240
Others		49,799	49,488
Allowances		(1,932)	(1,933)

Miscellaneous Receivables		2,329,185	1,760,516

Receivables for Assets Sold	5	9,032	8,864
Minimum Presumed Income Tax – Tax Credit	1.15	12,893	10,844
Others	10	2,436,594	1,859,237
Other Accrued Interest and Adjustments Receivable		17,329	22,411
Allowances		(146,663)	(140,840)

Bank Premises and Equipment	11	1,593,258	1,553,718

Miscellaneous Assets	12	483,806	404,312

Intangible Assets	13	1,826,983	1,800,622

Goodwill		22,571	24,990
Organization and Development Expenses		1,804,412	1,775,632

Unallocated Items		16,364	13,564

Other Assets	14	311,935	306,819

Total Assets		116,312,796	107,314,478

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Figures Stated in Thousands of Pesos)

	Notes	03.31.15	12.31.14
Liabilities
Deposits		68,600,269	64,666,037

Non-financial Public Sector		836,084	1,674,488
Financial Sector		32,388	34,612
Non-financial Private Sector and Residents Abroad		67,731,797	62,956,937
Checking Accounts		15,623,903	15,281,662
Savings Accounts		16,302,963	16,897,334
Time Deposits		34,279,225	29,509,765
Investment Accounts		306,884	250,951
Others		571,191	469,506
Accrued Interest, Adjustments and Exchange Rate Differences Payable		647,631	547,719

Other Liabilities Resulting from Financial Brokerage		28,899,333	25,401,369

Argentine Central Bank		4,851	7,478
Others		4,851	7,478
Banks and International Entities		1,496,266	717,287
Unsubordinated Notes	16	7,858,295	7,869,526
Amounts Payable for Spot and Forward Purchases to be Settled		1,514,878	250,636
Securities to be Delivered under Spot and Forward Sales to be Settled		2,422,555	136,945
Premiums from Options Written		823	—
Loans from Local Financial Institutions		1,457,141	1,100,311
Interbank Loans (Call Money Loans Received)		164,000	3,000
Other Loans from Local Financial Institutions		1,281,819	1,080,386
Accrued Interest Payable		11,322	16,925
Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	1.13	21,715	118,218
Others	17	13,844,160	14,946,540
Accrued Interest, Adjustments and Exchange Rate Differences Payable	16	278,649	254,428

Miscellaneous Liabilities		3,793,137	3,380,664

Directors’ and Syndics’ Fees		23,067	28,098
Others	18	3,770,070	3,352,566

Provisions	19	419,608	365,783

Subordinated Notes	16	2,102,863	2,065,815

Unallocated Items		42,403	39,924

Other Liabilities	20	387,718	367,436

Minority Interest in Controlled Companies		862,640	781,026

Total Liabilities		105,107,971	97,068,054

Shareholders’ Equity		11,204,825	10,246,424

Total Liabilities and Shareholders’ Equity		116,312,796	107,314,478

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Figures Stated in Thousands of Pesos)

Memorandum Accounts	Notes	03.31.15	12.31.14

Debit		120,884,616	115,620,165

Contingent		22,753,494	21,860,839

Loans Obtained (Unused Balances)		150,166	150,000
Guarantees Received		14,992,214	13,135,485
Others Included in the Debtor Classification Regulations		—	40,825
Contingencies re. Contra Items		7,611,114	8,534,529

Control		77,331,279	71,321,827

Loans Classified as Irrecoverable		3,430,213	3,394,233
Others	21	71,842,219	65,387,606
Control re. Contra Items		2,058,847	2,539,988

Derivatives	8	14,345,426	16,072,977

“Notional” Value of Call Options Bought		42,356	—
“Notional” Value of Forward Transactions without Delivery of Underlying Asset		6,531,639	9,284,396
Interest Rate Swaps		166,403	240,269
Derivatives re. Contra Items		7,605,028	6,548,312

Trust Accounts		6,454,417	6,364,522

Trust Funds	22	6,454,417	6,364,522

Credit		120,884,616	115,620,165

Contingent		22,753,494	21,860,839

Loans Granted (Unused Balances) Included in the Debtor Classification Regulations	5	5,022,179	5,965,652
Guarantees Granted to the Argentine Central Bank		1,942	2,148
Other Guarantees Granted Included in the Debtor Classification Regulations	5	536,990	426,214
Other Guarantees Granted not Included in the Debtor Classification Regulations		676,687	686,551
Others Included in the Debtor Classification Regulations	5	632,844	737,862
Others not Included in the Debtor Classification Regulations		740,472	716,102
Contingencies re. Contra Items		15,142,380	13,326,310

Control		77,331,279	71,321,827

Checks and Drafts to be Credited		1,474,572	1,614,617
Others		584,275	925,371
Control re. Contra Items		75,272,432	68,781,839

Derivatives	8	14,345,426	16,072,977

“Notional” Value of Call Options Written		46,737	—
“Notional” Value of Forward Transactions without Delivery of Underlying Asset		7,558,291	6,548,312
Derivatives re. Contra Items		6,740,398	9,524,665

Trust Accounts		6,454,417	6,364,522

Trust Liabilities re. Contra Items		6,454,417	6,364,522

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos)

	Notes	03.31.15	03.31.14
Financial Income		5,569,379	5,055,430

Interest on Loans to the Financial Sector		14,350	43,160
Interest on Overdrafts		374,953	318,081
Interest on Promissory Notes		1,138,229	866,134
Interest on Mortgage Loans		77,104	79,832
Interest on Collateral Loans		20,566	20,186
Interest on Credit Card Loans		2,141,845	1,411,062
Interest on Financial Leases		51,479	55,602
Interest on Other Loans		742,386	878,638
Net Income from Government and Private Securities		906,125	389,865
Net Income from Options		789	—
Interest on Other Receivables Resulting from Financial Brokerage		33,212	48,363
Net Income from Secured Loans - Decree No. 1387/01		622	1,079
C.E.R. Adjustment		231	330
Exchange Rate Differences on Gold and Foreign Currency		36,250	—
Others		31,238	943,098

Financial Expenses		2,795,883	2,474,308

Interest on Savings Account Deposits		652	437
Interest on Time Deposits		1,754,730	1,486,767
Interest on Interbank Loans Received (Call Money Loans)		6,284	8,185
Interest on Other Loans from Financial Institutions		22,973	31,298
Interest on Other Liabilities Resulting From Financial Brokerage		407,286	345,338
Interest on Subordinated Notes		85,257	74,091
Other Interest		21,519	9,159
C.E.R. Adjustment		71	95
Contributions Made to Deposit Insurance Fund		112,266	22,631
Exchange Rate Differences on Gold and Foreign Currency		—	134,977
Others		384,845	361,330

Gross Financial Brokerage Margin		2,773,496	2,581,122

Provision for Loan Losses		590,867	681,979

Income from Services		2,517,423	1,748,288

Related to Lending Transactions		497,097	364,921
Related to Borrowing Transactions		422,696	258,098
Other Commissions		79,613	46,974
Others	24	1,518,017	1,078,295

Expenses from Services		737,557	568,920

Commissions		313,761	282,815
Others	24	423,796	286,105

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos)

	Notes	03.31.15	03.31.14
Administrative Expenses		2,767,524	2,051,930

Personnel Expenses		1,565,914	1,185,767
Directors’ and Syndics’ Fees		25,520	18,343
Other Fees		65,597	44,621
Advertising and Publicity		110,373	83,870
Taxes		255,503	182,844
Depreciation of Bank Premises and Equipment	11	48,738	40,914
Amortization of Organization Expenses	13	134,835	70,932
Other Operating Expenses		331,217	262,436
Others		229,827	162,203

Net Income from Financial Brokerage		1,194,971	1,026,581

Income from Insurance Activities	25	391,921	265,156

Minority Interest		(81,615)	(36,486)

Miscellaneous Income		248,909	221,041

Net Income from Equity Investments		25,601	28,118
Penalty Interest		77,334	67,342
Loans Recovered and Allowances Reversed		68,060	55,712
Others	24	77,914	69,869

Miscellaneous Losses		130,177	87,760

Penalty Interest and Charges in favor of the Argentine Central Bank		320	7
Provisions for Losses on Miscellaneous Receivables and Other Provisions		87,141	55,805
C.E.R. Adjustment		—	1
Amortization of Differences Arising from Court Resolutions		158	1,143
Depreciation and Losses from Miscellaneous Assets	12	418	520
Amortization of Goodwill	13	2,419	1,011
Others	24	39,721	29,273

Net Income before Income Tax		1,624,009	1,388,532

Income Tax	1.14	665,608	557,831

Net Income for the Period	27	958,401	830,701

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos)

	Notes	03.31.15	03.31.14
Changes in Cash and Cash Equivalents
Cash at Beginning of Fiscal Year	29	23,054,015	15,823,881
Cash at Period-end	29	19,265,859	18,553,971

(Decrease) / Increase in Cash, Net (in Constant Currency)		(3,788,156)	2,730,090

Causes for Changes in Cash (in Constant Currency)
Operating Activities
Net Collections/(Payments) for:
Government and Private Securities		(3,017,819)	(1,223,375)
Loans
To the Financial Sector		121,687	(45,693)
To the Non-financial Public Sector		89	(35)
To the Non-financial Private Sector and Residents Abroad		(1,060,359)	2,626,349
Other Receivables Resulting from Financial Brokerage		102,039	845,947
Receivables from Financial Leases		58,914	84,437
Deposits
From the Financial Sector		(2,224)	18,282
From the Non-financial Public Sector		(838,404)	274,328
From the Non-financial Private Sector and Residents Abroad		2,873,123	1,090,990
Other Liabilities Resulting from Financial Brokerage
Financing from the Financial Sector
Interbank Loans (Call Money Loans Received)		154,716	(15,685)
Others (Except from Liabilities Included in Financing Activities)		(1,322,932)	(30,907)
Collections related to Income from Services		3,139,147	2,197,574
Payments related to Expenses for Services		(673,807)	(507,750)
Administrative Expenses Paid		(2,829,735)	(2,119,311)
Payment of Organization and Development Expenses		(163,312)	(175,167)
Collection for Penalty Interest, Net		77,334	67,342
Differences Arising from Court Resolutions Paid		(158)	(1,143)
Collection of Dividends from Other Companies		126	92
Other Collections related to Miscellaneous Profits and Losses		34,241	13,387
Net Collections / (Payments) for Other Operating Activities
Other Receivables and Miscellaneous Liabilities		(611,349)	(617,283)
Other Operating Activities, Net		(121,679)	(149,665)
Income Tax and Minimum Presumed Income Tax Payment		(169,518)	(121,736)

Net Cash Flow (Used in) / Provided by Operating Activities		(4,249,880)	2,210,978

Investing Activities
Payments for Bank Premises and Equipment, Net		(73,985)	(34,905)
Payments for Miscellaneous Assets, Net		(93,699)	(15,025)
Payments for Equity Investments		—	(57)

Net Cash Flow Used in Investing Activities		(167,684)	(49,987)

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos)

	Notes	03.31.15	03.31.14
Financing Activities
Net Collections/(Payments) for:
Unsubordinated Notes		(419,022)	(202,737)
Argentine Central Bank
Others		(2,627)	2,400
Banks and International Entities		758,134	(172,751)
Subordinated Notes		(111,499)	(238,029)
Loans from Local Financial Institutions		172,857	422

Net Cash Flow Provided by / (Used in) Financing Activities		397,843	(610,695)

Financial Income and Holding Gain on Cash and Cash Equivalents (including Interest and Monetary Gain)		231,565	1,179,794

(Decrease) / Increase in Cash, Net		(3,788,156)	2,730,090

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

NOTE 1. BASIS FOR THE PRESENTATION OF THE FINANCIAL STATEMENTS AND ACCOUNTING PRINCIPLES APPLIED

Grupo Financiero Galicia S.A. (the Company) was constituted on September 14, 1999, as a financial service holding company organized under the laws of Argentina. The Company’s main asset is its interest in Banco de Galicia y Buenos Aires S.A.

Banco de Galicia y Buenos Aires S.A. is a private-sector bank that offers a full spectrum of financial services both to individual and corporate customers.

PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS:

These consolidated financial statements, which stem from accounting records, have been stated in thousands of Argentine Pesos and are presented in line with the provisions of Argentine Central Bank’s (“B.C.R.A.”) Communiqué “A” 3147 and supplementary regulations regarding financial reporting requirements for the publication of annual financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and with the regulations of the National Securities Commission (“C.N.V.”) (Text amended in 2013). These financial statements include the balances corresponding to the operations carried out by Grupo Financiero Galicia S.A. and its subsidiaries located in Argentina and abroad.

The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of its controlled companies, either directly or indirectly, which are detailed in Note 2.

Due to the fact that Banco de Galicia y Buenos Aires S.A. is the Company’s main equity investment, a financial institution subject to the Argentine Central Bank regulations, and pursuant to the regulations of the C.N.V. (text amended in 2013), the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A., which in some significant aspects differ from Argentine GAAP in force in Buenos Aires. (See Note 1.16).

Furthermore, the consolidated financial statements of Sudamericana Holding S.A. were prepared in accordance with the disclosure and valuation criteria approved by the Argentine Superintendence of Insurance; which in some aspects differ from Argentine GAAP in force in Buenos Aires, in particular as regards the valuation of investments in Secured Loans and certain Government Securities, recoverable values and deferral of acquisition expenses. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

These consolidated financial statements include the balances of its subsidiary abroad: Banco Galicia Uruguay S.A. (in liquidation). The conversion into Pesos of this subsidiary’s accounting balances was made according to the following:

i.	Assets and liabilities were converted into Pesos according to item 1.2 of this Note.

ii.	Allotted capital has been computed for the actually disbursed restated amounts.

iii.	Retained earnings were determined as the difference between assets, liabilities and the allotted capital.

iv.	Net income for the period was determined by the difference between retained earnings at the beginning of the fiscal year and retained earnings at period-end. The balances of income statement accounts were converted into Pesos applying the monthly average exchange rates recorded in each month of this period.

v.	The significant items arising from intercompany transactions, not involving third parties, have been eliminated from the Balance Sheet and the Income Statement.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

CONSIDERATION OF THE EFFECTS OF INFLATION:

Argentine GAAP in force in Buenos Aires provide for that financial statements shall be stated in constant currency, pursuant to the provisions of Technical Pronouncement Nos. 6 and 17 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”), as amended by Technical Pronouncement No. 39, approved by the Professional Council in Economic Sciences of Buenos Aires on April 16, 2014, as well as interpretation No. 8 of the F.A.C.P.C.E. These GAAP provide for that the adjustment for inflation shall be applied upon an inflationary context, which is present when, among other considerations, there exists an accumulated rate of inflation reaching or exceeding 100% during three (3) years, taking into consideration, for such purpose, the domestic wholesale price index published by the Argentine Institute of Statistics and Census. Financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, the adjustment for inflation having been discontinued from such date, pursuant to the provisions of Argentine GAAP in force in Buenos Aires and the requirements of Decree No. 664/03 of the National Executive Branch, Section 268 of General Resolution No. 7/2005 of the Corporation Control Authority, Communiqué “A” 3921 of the Argentine Central Bank and General Resolution No. 441/03 of the C.N.V. Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of Buenos Aires established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2013.

Even though the variation of the index determined by the Argentine GAAP does not determine the application of the adjustment for inflation, pursuant to the aforementioned, when reading and analyzing these financial statements one should take into consideration the existence of successive fluctuations in significant economic variables, which took place during the past fiscal years.

COMPARATIVE INFORMATION:

The comparative information in the Balance Sheet, Schedules and Notes correspond to the end of the previous fiscal year, while that of the Income Statement, the Statement of Changes in Shareholders’ Equity and Statement of Cash Flows and Cash Equivalents correspond to the same period of the previous fiscal year.

Certain figures in the consolidated financial statements for the fiscal year ended December 31, 2014 and the three-month period ended March 31, 2014 have been reclassified for purposes of their presentation in comparative format with those for this period.

ACCOUNTING ESTIMATES:

The preparation of financial statements at a given date requires the Company to make estimates and assessments that affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities, as well as the income and expenses accrued for the period/fiscal year. In this regard, the Company makes estimates in order to calculate, at any given moment, the allowance for uncollectible receivables, the depreciation and amortization charges, the recoverable value of assets, the income tax charge and the provisions for contingencies, among others. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

MOST RELEVANT ACCOUNTING POLICIES:

1.1. ASSETS AND LIABILITIES IN DOMESTIC CURRENCY

Monetary assets and liabilities which include, where applicable, the interest accrued at period/fiscal year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

1.2. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Foreign currency assets and liabilities have been stated at the U.S. Dollar exchange rate set by the Argentine Central Bank, in force at the close of operations on the last working day of each month.

As of March 31, 2015, December 31, 2014 and March 31, 2014, balances in U.S. Dollars were converted applying the reference exchange rate (figures stated in Pesos: $ 8.8197, $ 8.5520 and $ 8.0098, respectively) set by the Argentine Central Bank.

Assets and liabilities valued in foreign currencies other than the U.S. Dollar have been converted into the latter currency using swap rates informed by the Argentine Central Bank.

Interest receivable or payable has been accrued at period/fiscal year-end, where applicable.

1.3. GOVERNMENT AND PRIVATE SECURITIES

Argentine Central Bank regulations set forth, according to the assets’ most probable use, two valuation criteria for holdings of non-financial public sector debt instruments:

a. Fair Market Value: These holdings are government securities and monetary regulation instruments included in the volatilities or present values lists issued by the Argentine Central Bank.

These are recorded at the closing price for each class of securities in the corresponding markets or at their present value, plus the value of amortization and/or interest coupons due and receivable.

b. Acquisition Cost plus the I.R.R.: These include government securities and monetary regulation instruments issued by the Argentine Central Bank that are not included in the preceding item.

These holdings are recorded at their acquisition cost increased on an exponential basis according to their I.R.R. The monthly accrual is charged to income or an asset offset account, depending on the securities involved.

b.1. Government debt instruments subscribed through swap, payment or exchange by any other government debt instruments. In the case the market value of each instrument is lower than its book value, 50% of the monthly accrual of the I.R.R. must be charged against an asset offset account. Said offset account shall be reversed by charging to income to the extent its balance exceeds the positive difference between the market value and book value.

b.2. Monetary regulation instruments issued by the Argentine Central Bank. The monthly accrual of the I.R.R. shall be charged to income.

b.3. Government securities that were not subscribed through swap with no volatility or present value informed by the Argentine Central Bank. These are recorded at the present value of cash flows discounted by the internal rate of return of instruments with similar characteristics and duration and with volatility. When the book value exceeds the present value, the monthly accrual shall be recorded to an asset offset account.

b.4. Argentine Saving Bond for Economic Development (BAADE – Bono Argentino de Ahorro para el Desarrollo Económico) and Saving Promissory Note for Economic Development (Pagaré de Ahorro para el Desarrollo Económico), acquired through primary subscription. These are recorded at their acquisition cost, the monthly accrual of the I.R.R. being charged to income.

Furthermore, those instruments subject to be valued at the fair market value and then decided to be valued at their acquisition cost plus the I.R.R. may be recorded in this item, when the purpose thereof is to obtain contractual cash flows. In these cases, the maximum amount to be used shall not exceed net liquid assets of 40% of deposits.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

As of March 31, 2015 and December 31, 2014, taking into account the above-mentioned valuation criteria, Grupo Financiero Galicia S.A. records its holdings as follows:

1.3.1. Holdings Recorded at Fair Market Value

These holdings include trading securities that were valued according to what is stated in item a. above.

The same criterion is applied to holdings of such securities used in loans, as guarantees, transactions to be settled and repo transactions, when appropriate.

1.3.2. Holdings Recorded at their Acquisition Cost plus the I.R.R.

In this account, the Company records the Argentine Saving Bond for Economic Development (BAADE), among others.

The holding of such securities has been valued pursuant to the criterion stated in item b. above.

The same criterion was applied to the securities used in loans, as guarantees, transactions to be settled and repo transactions, when appropriate.

1.3.3. Investments in Listed Private Securities

These securities are valued at the period/fiscal year-end closing price in the corresponding market, less estimated selling costs, where applicable.

1.3.4. Instruments Issued by the Argentine Central Bank

Holdings of instruments issued by the Argentine Central Bank which are included in the volatilities list have been valued at their closing price in the corresponding markets. The same criterion was applied to holdings of such securities used in loans, as guarantees, transactions to be settled and repo transactions, when appropriate.

Holdings of instruments issued by the Argentine Central Bank which are not included in the volatilities list have been valued at their acquisition cost increased on an exponential basis according to their I.R.R. The same criterion was applied to holdings of such securities used in loans, as guarantee and in repo transactions, where appropriate.

1.4. ACCRUAL OF ADJUSTMENTS, INTEREST, EXCHANGE RATE DIFFERENCES, PREMIUMS ON FUTURE TRANSACTIONS AND VARIABLE INCOME

For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis.

For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

Banco de Galicia y Buenos Aires S.A. received deposits accruing a variable-rate yield pursuant to the Argentine Central Bank regulations. The fixed-rate yield of each transaction is accrued as per the above-mentioned paragraph, while variable-rate yield is accrued by applying the portion of the agreed yield to the positive variation in the underlying asset’s price, which is taken as a basis for determining said variation, occurred between the original arrangement term and the end of the month (See item 1.13. of this Note).

For lending and borrowing transactions, which according to the legal and/or contractual conditions may be applicable, the adjustment by the C.E.R. has been accrued.

For lending transactions, the Company does not recognize interest accrual when debtors are classified in a non-accrual status.

1.5. OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE

1.5.1. Mutual Fund Units

The holdings of mutual fund units have been valued pursuant to the value published by the mutual fund manager at period/fiscal year-end, less estimated selling costs, when applicable.

1.5.2. Financial Trust Debt Securities - Unlisted

Debt securities added at par have been valued at their technical value; the remaining holdings were valued at their acquisition cost increased on an exponential basis according to their I.R.R.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

1.5.3. Participation Certificates in Financial Trusts - Unlisted

Participation certificates in financial trusts are valued taking into account the share in the assets, net of liabilities, which stem from the financial statements of the respective trusts, as modified by the application of the Argentine Central Bank regulations, when applicable.

Trusts — with government-sector assets as underlying assets — have been valued pursuant to the valuation criteria described in item 1.3.2 of this Note. In the particular case of the Participation Certificate in Galtrust I Financial Trust, it has been recorded according to what is stated in item 1.3.b.3 of this Note.

1.5.4. Unlisted Notes

These have been valued at their acquisition cost increased on an exponential basis according to their I.R.R.

1.6. RECEIVABLES FROM FINANCIAL LEASES

These receivables are recorded at the present value of the sum of periodic installments and residual values previously established and calculated pursuant to the terms and conditions agreed upon in the corresponding financial lease agreements by applying their I.R.R.

1.7. EQUITY INVESTMENTS

The Company’s equity investments in companies where it has a significant interest were valued pursuant to the equity method.

The remaining equity investments were valued at their acquisition cost plus, when applicable, uncollected cash dividends and stock dividends from capitalized profits. An allowance for impairment of value has been established on such equity investments where the book value exceeds the equity method value.

1.8. BANK PREMISES AND EQUIPMENT AND MISCELLANEOUS ASSETS

Bank Premises and Equipment and Miscellaneous Assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Financial leases that mainly transfer risks and benefits inherent to the leased property are recognized at the beginning of the lease either by the cash value of the leased property or the present value of cash flows established in the financial lease, whichever is lower.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 600 months for real estate, up to 120 months for furniture and fixtures and no more than 60 months for the balance of the assets.

The updated residual value of the assets, taken as a whole, does not exceed their value-in-use at period/fiscal year-end.

1.9. INTANGIBLE ASSETS

Intangible assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated amortization.

Amortization has been recognized on a straight-line basis over 120 months for “Goodwill” and over 60 months for “Organization and Development Expenses”.

1.10. MISCELLANEOUS LIABILITIES

1.10.1. Liabilities – Customers Fidelity Program “Quiero” (“I Want”)

The fair value of the points assigned to customers through the “Quiero” (“I Want”) Program is estimated. Said value is assessed by means of the use of a mathematical model that takes into account certain assumptions of exchange

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

percentages, the cost for the exchanged points based on the combination of available products and the preferences of the Bank’s customers, as well as the expiration term of the customers’ non-exchanged points. As of March 31, 2015 and December 31, 2014, the liabilities recorded under “Miscellaneous Liabilities – Others” for its customers’ non-exchanged points amounted to $ 210,647 and $ 202,465, respectively.

1.11. ALLOWANCES AND PROVISIONS

1.11.1. Allowances for Loan Losses and Provisions for Contingent Commitments

These have been established based upon the estimated default risk of Grupo Financiero Galicia S.A.’s credit assistance granted through its subsidiaries, which results from an evaluation of debtors’ compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with the Argentine Central Bank regulations.

1.11.2. Severance Payments

The Company directly charges severance payments to expenses.

The amounts that the Company may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under “Liabilities – Provisions for Severance Payments”.

1.11.3. Liabilities – Other Provisions

Provisions have been set up to cover contingent situations related to labor, commercial, legal, civil and tax issues and other miscellaneous risks that are likely to occur.

1.12. NEGATIVE GOODWILL

The Company recorded a negative goodwill. This stems from the difference between the acquisition cost paid for the companies Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and the value of assets and liabilities purchased as of September 30, 2010. Such negative goodwill is recorded under “Liabilities– Provisions.”

The negative goodwill is charged to Income on a straight-line basis during 60 months, pursuant to the Argentine Central Bank regulations.

1.13. DERIVATIVES AND HEDGING TRANSACTIONS

1.13.1. Forward Purchase-Sale of Foreign Currency without Delivery of the Underlying Asset

Mercado Abierto Electrónico (M.A.E.) and Rosario Futures Exchange (RO.F.EX.) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents. The general settlement mode for these transactions is without delivery of the traded underlying asset. Settlement is carried out on a daily basis, in Pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

Forward purchase and sale transactions are recorded under Memorandum Accounts for the notional value traded. Accrued balances pending settlement are recorded in the category “Balances from Forward Transactions without Delivery of Underlying Asset to be Settled” under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, when appropriate.

1.13.2. Purchase-Sale of Interest Rate Futures

These products are traded within the trading environment created by the M.A.E. The underlying asset is the Badlar for private banks for time deposits of more than one million Pesos for a term from 30 to 35 days. Settlement is carried out on a daily basis for the difference between the forward price or value of the traded underlying asset and the closing price or value, the difference in price being charged to income. Sale transactions are recorded under Memorandum Accounts for the notional value traded.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

In case balances pending settlement exist, they are recorded in the category “Balances from Forward Transactions without Delivery of Underlying Asset to be Settled” under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, when appropriate.

1.13.3. Interest Rate Swaps

These transactions are conducted within the environment created by the M.A.E., and the settlement thereof is carried out on a monthly basis, in Pesos, for the difference between the cash flows calculated using a variable rate (Badlar for private banks for time deposits of 30 to 35 days) and the cash flows calculated using a fixed rate, or vice versa, on the notional value agreed, the difference in price being charged to income.

Sale transactions are recorded under Memorandum Accounts for the notional value traded.

Accrued balances pending settlement are recorded in the category “Balances from Forward Transactions without Delivery of Underlying Asset to be Settled” under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, when appropriate.

1.13.4. Call Options Bought and Written on Gold Futures without Delivery of the Underlying Asset

These transactions have been conducted with the purpose of hedging the variable yield of the deposits received by Banco de Galicia y Buenos Aires S.A. and set forth by the Argentine Central Bank.

The deposit date, the term to exercise the option and the underlying asset are the same as those for the related deposit. Notional amounts have been computed so that the offset value of derivative instruments is similar to the variable yield of the investment. Changes in the value of the underlying asset at the time of the arrangement and at period-end, equivalent to the variable yield, have been recognized in income and are recorded under “Other Receivables Resulting from Financial Brokerage” and/or under “Other Liabilities Resulting from Financial Brokerage”, as appropriate. Premiums received and/or paid have been accrued on a straight-line basis during the currency of the agreement.

Call options bought and written on gold futures have been recorded under “Memorandum Accounts – Debit-Derivatives - Notional Value of Call Options Bought” and under “Memorandum Accounts – Credit-Derivatives – Notional Value of Call Options Written”.

Banco de Galicia y Buenos Aires S.A.’s management of financial risks is carried out within the limits of the policies approved by the Board of Directors in such respect. In that sense, “derivative instruments” carried out are means for the Company to hedge its risk exposure and/or used as a financial product to develop investment and trading strategies. In both cases, the use of these instruments is performed within the guidelines of internal policies set forth by the Bank.

1.14. INCOME TAX

Pursuant to the Argentine Central Bank regulations, at the subsidiaries Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A., the income tax charge is determined by applying the effective tax rate to the estimated taxable income, without considering the effect of any temporary differences between taxable and book income.

1.15. MINIMUM PRESUMED INCOME TAX

The minimum presumed income tax is determined at the effective rate of 1% of the computable assets at fiscal year-end. Since this tax is supplementary to the income tax, the Company’s tax liability for each fiscal year is to coincide with the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years. Recognition and realization stem from the ability to generate future taxable income sufficient for offsetting purposes.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

Based on the foregoing, as of March 31, 2015 and December 31, 2014, the Company has assets for $ 12,893 and $ 10,844, respectively.

1.16. DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK REGULATIONS AND ARGENTINE GAAP IN FORCE IN BUENOS AIRES

The main differences between the valuation and disclosure criteria applied to these consolidated financial statements and Argentine GAAP in force in Buenos Aires are as follows:

1.16.1. Accounting for Income Tax according to the Deferred Tax Method

The subsidiaries Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A. determine the income tax charge by applying the effective tax rate to the estimated taxable income, without considering the effect of any temporary differences between book and taxable income.

Pursuant to Argentine GAAP in force, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or tax credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

The application of this criterion, based on projections prepared by the aforementioned subsidiaries, would determine deferred tax assets amounting to $ 374,695 as of March 31, 2015 and to $ 337,726 as of December 31, 2014.

1.16.2. Valuation of Government Securities

Argentine Central Bank regulations set forth specific valuation criteria for government securities recorded at their acquisition cost plus the I.R.R., which are described in 1.3.b. of this Note. Pursuant to Argentine GAAP in force in Buenos Aires, the above-mentioned assets must be valued at their current value.

As of March 31, 2015 and December 31, 2014, the application of this criterion would determine an increase in Shareholders’ Equity of about $ 29,768 and $ 7,958, respectively, due to the securities held by Banco de Galicia y Buenos Aires S.A.

1.16.3. Allowances for Receivables from the Non-Financial Public Sector

Current regulations issued by the Argentine Central Bank on the establishment of allowances provide that credits against the public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

1.16.4. Debt Securities and Participation Certificates in Financial Trusts

As of March 31, 2015, there exist no differences between book and market values of the Participation Certificate in Galtrust I Financial Trust, however, as of December 31, 2014, Banco de Galicia y Buenos Aires S.A.’s Shareholders’ Equity would have been reduced by $ 5,982.

1.16.5. Negative Goodwill

A negative goodwill has been recorded which corresponds to the difference between the acquisition cost paid for the companies Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and their equity method value estimated at the time of the purchase. Such negative goodwill is recorded under the “Liabilities – Provisions” account.

Pursuant to the Argentine Central Bank regulations, the negative goodwill has to be charged to income with regard to the causes that have originated it, not to exceed a 60-month straight-line method amortization. Pursuant to Argentine GAAP, the negative goodwill that is not related to expenses estimations or estimated future losses should be recognized as a gain at the time of the purchase.

As of March 31, 2015 and December 31, 2014, the negative goodwill balance amounts to $ 24,781 and $ 49,562, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

1.16.6. Restructured Loans and Liabilities

Restructured loans and financial obligations are valued based on the actually restructured principal amounts plus accrued interest and principal adjustments, when applicable, minus collections or payments made.

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

1.16.7. Conversion of Financial Statements

The conversion into Pesos of the financial statements of the foreign subsidiaries for the purposes of their consolidation, made in accordance with the Argentine Central Bank regulations, differs from Argentine GAAP. Argentine GAAP requires that: a) the measurements in the financial statements to be converted into Pesos that are stated in period-end foreign currency (current values, recoverable values) are converted at the exchange rate of the financial statements’ date; and b) the measurements in the financial statements to be converted into Pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the relevant historical exchange rates, restated at period-end currency, when applicable due to the application of Technical Pronouncement No. 17. Exchange-rate differences arising from conversion of the financial statements shall be treated as financial income or expenses, when appropriate.

The application of this criterion that replaces what has been stated in this Note does not have a significant impact on the consolidated financial statements.

1.16.8. Penalties Imposed on and Summary Proceedings Brought against Financial Institutions

Communiqué “A” 5689 of the Argentine Central Bank provides for that, as of January 2015, financial institutions shall establish provisions for 100% of the administrative and/or disciplinary penalties, and those of a criminal nature with a judgment from a lower court, imposed or commenced by the Argentine Central Bank, the Financial Information Unit (U.I.F. as per its initials in Spanish - Unidad de Información Financiera), the C.N.V. and the Argentine Superintendency of Insurance, which have been notified to Banco de Galicia y Buenos Aires S.A., regardless their level of importance, even when there are legal or administrative measures that stop the payment of fines, and whichever the legal stage of the case. Furthermore, it provides for financial institutions shall inform such penalties in a note to the financial statements, whether they are determined or not, as well as the summary proceedings commenced by the Argentine Central Bank, as from the moment the institution is given notice thereof.

Pursuant to Argentine GAAP in force in Buenos Aires, such contingencies shall be recorded under liabilities when the possibility their effects take place is high and they can be appropriately determined in terms of currency. These shall as well be informed in notes to the financial statements. Contingencies which occurrence is considered to be remote shall not be included in the financial statements or the notes thereto, while those which possibility of occurrence is not considered remote but do not meet the requirements to be recorded under liabilities shall only be informed in notes to the financial statements.

1.17. ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (I.F.R.S.) BY THE C.N.V.

The C.N.V. has established the application of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences, which adopts the International Financial Reporting Standards issued by the International Accounting Standards Board (I.A.S.B.) for certain entities included within the public offering system, whether because of their capital or their notes, or because they have requested to be included in such system, for financial statements corresponding to fiscal years started as of January 1, 2012.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

The adoption of such standards is not applicable to the Company since the C.N.V., in Article 2 – Section I – Chapter I of Title IV: Periodic Reporting System of the C.N.V.´s Pronouncements (Text amended in 2013), exempts banks, insurance companies and companies that invest in banks and insurance companies.

With regard to the requirements set forth in the aforementioned article, the following is detailed:

•	Grupo Financiero Galicia S.A.’s corporate purpose is exclusively related to financial and investment activities;

•	The interest in Banco de Galicia y Buenos Aires S.A. accounts for 94.29% of Grupo Financiero Galicia S.A.’s assets, being the Company’s main asset;

•	94.09% of Grupo Financiero Galicia’s income stems from the interest in Banco de Galicia y Buenos Aires S.A.’s income; and

•	Grupo Financiero Galicia S.A. has a 100% interest in Banco de Galicia y Buenos Aires S.A., thus having control over such institution.

In February 2014, the Argentine Central Bank decided financial institutions should comply with the I.F.R.S., and established an implementation schedule for such standards, to be effective for fiscal years commenced on January 1, 2018.

As mentioned above, Banco de Galicia y Buenos Aires S.A.’s Board of Directors has become aware of the roadmap established by the Argentine Central Bank and has appointed a coordinator and an alternate coordinator, who shall be in charge of the compliance process. On March 20, 2015, it has approved the Implementation Plan required by regulations, which Plan was submitted to this body on March 27, 2015. Banco de Galicia y Buenos Aires S.A. is currently working on the initial accounting assessment process, by reviewing the main I.F.R.S. to be applied as well as the most significant changes in relation to measurement and disclosure aspects with regard to Argentine Central Bank regulations.

NOTE 2. CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding Grupo Financiero Galicia’s consolidated controlled companies is detailed as follows:

Information as of:	03.31.15
	Direct and Indirect Holding
	Shares		Percentage of Equity Investment Held in
Issuing Company	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	562,326,651	100.00000	100.00000
Banco Galicia Uruguay S.A. (in liquidation) (**)	Ordinary	110,530	100.00000	100.00000
Cobranzas Regionales S.A. (***)	Ordinary	7,700	77.00000	77.00000
Cobranzas y Servicios S.A.	Ordinary	475,728	100.00000	100.00000
Compañía Financiera Argentina S.A.	Ordinary	557,562,500	100.00000	100.00000
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary	20,000	100.00000	100.00000
Galicia Broker Asesores de Seguros S.A.	Ordinary	71,310	99.99439	99.99439
Galicia Retiro Compañía de Seguros S.A.	Ordinary	7,727,271	99.99991	99.99991
Galicia Seguros S.A.	Ordinary	1,830,883	99.99978	99.99978
Galicia Valores S.A.	Ordinary	1,000,000	100.00000	100.00000
Galicia Warrants S.A.	Ordinary	1,000,000	100.00000	100.00000
Net Investment S.A.	Ordinary	12,000	100.00000	100.00000
Procesadora Regional S.A.	Ordinary	12,709,967	78.15000	78.15000
Sudamericana Holding S.A.	Ordinary	185,653	100.00000	100.00000
Tarjeta Naranja S.A. (****)	Ordinary	1,848	77.00000	77.00000
Tarjetas Cuyanas S.A. (****)	Ordinary	2,489,628	77.00000	77.00000
Tarjetas del Mar S.A. (****)	Ordinary	4,880,429	61.15874	61.15874
Tarjetas Regionales S.A. (*)	Ordinary	829,886,212	77.00000	77.00000

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

Information as of:	12.31.14
	Direct and Indirect Holding
	Shares		Percentage of Equity Investment Held in
Issuing Company	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	562,326,651	100.00000	100.00000
Banco Galicia Uruguay S.A. (in liquidation) (**)	Ordinary	110,530	100.00000	100.00000
Cobranzas Regionales S.A. (***)	Ordinary	7,700	77.00000	77.00000
Cobranzas y Servicios S.A.	Ordinary	475,728	100.00000	100.00000
Compañía Financiera Argentina S.A.	Ordinary	557,562,500	100.00000	100.00000
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary	20,000	100.00000	100.00000
Galicia Broker Asesores de Seguros S.A.	Ordinary	71,310	99.99439	99.99439
Galicia Retiro Compañía de Seguros S.A.	Ordinary	7,727,271	99.99991	99.99991
Galicia Seguros S.A.	Ordinary	1,830,883	99.99978	99.99978
Galicia Valores S.A.	Ordinary	1,000,000	100.00000	100.00000
Galicia Warrants S.A.	Ordinary	1,000,000	100.00000	100.00000
Net Investment S.A.	Ordinary	12,000	100.00000	100.00000
Procesadora Regional S.A.	Ordinary	12,709,967	78.15000	78.15000
Sudamericana Holding S.A.	Ordinary	185,653	100.00000	100.00000
Tarjeta Naranja S.A. (****)	Ordinary	1,848	77.00000	77.00000
Tarjetas Cuyanas S.A. (****)	Ordinary	2,489,628	77.00000	77.00000
Tarjetas del Mar S.A. (****)	Ordinary	4,880,429	61.15874	61.15874
Tarjetas Regionales S.A. (*)	Ordinary	829,886,212	77.00000	77.00000

(*)	Ordinary shares A and B.
(**)	With a F.V. of 1000.
(***)	With a F.V. of 100.
(****)	With a F.V. of 10.

Information as of:	03.31.15
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	97,744,586	86,964,374	10,780,212	880,960
Banco Galicia Uruguay S.A. (in liquidation)	54,378	6,024	48,354	(1,861)
Cobranzas Regionales S.A.	37,008	16,611	20,397	2,048
Cobranzas y Servicios S.A.	69,186	20,102	49,084	7,368
Compañía Financiera Argentina S.A.	3,725,514	2,576,084	1,149,430	26,798
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	54,240	31,429	22,811	18,889
Galicia Broker Asesores de Seguros S.A.	11,202	5,481	5,721	2,302
Galicia Retiro Compañía de Seguros S.A.	114,810	97,946	16,864	5,481
Galicia Seguros S.A.	903,894	561,759	342,135	188,137
Galicia Valores S.A.	58,927	16,200	42,727	1,388
Galicia Warrants S.A.	48,698	30,639	18,059	2,891
Net Investment S.A.	183	6	177	5
Procesadora Regional S.A.	23,941	6,895	17,046	(1,482)
Sudamericana Holding S.A.	478,208	16,458	461,750	74,691
Tarjeta Naranja S.A.	13,677,764	11,122,917	2,554,847	274,088
Tarjetas Cuyanas S.A.	3,545,677	2,898,294	647,383	64,681
Tarjetas del Mar S.A.	760,622	640,514	120,108	8,696
Tarjetas Regionales S.A.	3,550,754	9,034	3,541,720	339,454

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

Information as of:	12.31.14		03.31.14
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	88,745,948	78,846,696	9,899,252	773,550
Banco Galicia Uruguay S.A. (in liquidation)	54,174	5,482	48,692	(473)
Cobranzas Regionales S.A.	31,828	13,479	18,349	492
Cobranzas y Servicios S.A.	59,864	18,147	41,717	2,464
Compañía Financiera Argentina S.A.	3,713,415	2,590,783	1,122,632	35,646
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	79,547	25,268	54,279	10,806
Galicia Broker Asesores de Seguros S.A.	11,075	6,028	5,047	723
Galicia Retiro Compañía de Seguros S.A.	109,980	93,546	16,434	691
Galicia Seguros S.A.	841,475	533,796	307,679	57,783
Galicia Valores S.A.	157,036	115,697	41,339	4,593
Galicia Warrants S.A.	46,313	19,135	27,178	4,173
Net Investment S.A.	179	6	173	11
Procesadora Regional S.A.	26,221	7,693	18,528	256
Sudamericana Holding S.A.	400,339	13,279	387,060	60,250
Tarjeta Naranja S.A.	13,866,206	11,435,447	2,430,759	83,138
Tarjetas Cuyanas S.A.	3,263,641	2,680,939	582,702	48,244
Tarjetas del Mar S.A.	711,249	599,837	111,412	6,219
Tarjetas Regionales S.A.	3,225,285	23,019	3,202,266	141,997

On February 25, 2014, Grupo Financiero Galicia S.A.’s Board of Directors resolved the following: (i) to issue the statement of willingness to acquire provided for in Section 91, Subsection b) of Law No. 26831, with regard to all the remaining shares of Banco de Galicia y Buenos Aires S.A. held by third parties; (ii) to approve the criterion suggested by the Management Division on the fair price provided for in Section 94, second paragraph, of Law No. 26831, and establish it in $ 23.22 (figure stated in Pesos) for each remaining share held by third parties; (iii) to request the National Securities Commission the immediate withdrawal of Banco de Galicia y Buenos Aires S.A. from the public offering and listing at the Buenos Aires Stock Exchange, under the terms of Section 94, third paragraph, of Law No. 26831; (iv) to appoint Banco de Galicia y Buenos Aires S.A. as the financial institution where Grupo Financiero Galicia S.A. shall deposit the amount corresponding to the total value of Banco de Galicia y Buenos Aires S.A.’s remaining shares; and (v) to give Banco de Galicia y Buenos Aires S.A. notice of the statement of willingness to acquire.

On April 24, 2014, the Board of Directors of the C.N.V. approved the unilateral statement of willingness to acquire issued by the Company. Thus, on May 6, 2014, the amount corresponding to the total value of Banco de Galicia y Buenos Aires S.A.’s remaining shares was deposited. The C.N.V.’s approval of the aforementioned proceedings was registered with the Corporation Control Authority (I.G.J.) on July 14, 2014.

On August 4, 2014, the statement of willingness to acquire was executed by public deed, what makes Grupo Financiero Galicia S.A. the owner, by operation of law, of all of Banco de Galicia y Buenos Aires S.A.’s existing shares, pursuant to the provisions of Section 95 of Law No. 26831. The unilateral statement of willingness to acquire was registered with the Corporation Control Authority (I.G.J.) on September 12, 2014.

On April 7, 2014, Banco de Galicia y Buenos Aires S.A. presented Grupo Financiero Galicia S.A. with an offer to sell 19,000 shares of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión, representing 95% of the aforementioned company’s capital stock, being the offer considered accepted at the time the buyer made a payment equivalent to 25% of the total purchase price. On April 15, 2014, Grupo Financiero Galicia S.A.’s Board of Directors approved the purchase of 95% of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión’s capital stock, and paid 25% of the total agreed price, which amounted to $ 39,482. The remaining 75% was paid on October 10, 2014.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

During the fiscal year 2014, Galicia Cayman Ltd. transferred its domicile to the Republic of Argentina. The company was registered at the Bureau of Legal Entities (Dirección de Personas Jurídicas) of the Province of Mendoza under the name Galicia Cayman S.A.

Banco de Galicia y Buenos Aires S.A.’s Extraordinary Shareholders’ Meeting held in November 2014 approved the merger by absorption of Galicia Cayman S.A., effective since October 1, 2014, as agreed in the Preliminary Merger Agreement entered into by the aforementioned companies. The merger by absorption of Galicia Cayman S.A.’s Shareholders’ Equity into Banco de Galicia y Buenos Aires S.A. led to the dissolution without liquidation of the former pursuant to the provisions of Section 82 of the Corporations Law.

Tarjetas del Mar S.A.’s General Extraordinary Shareholders’ Meeting, held in May 2014, decided to increase the capital stock in the amount of $ 31,919, which was completely subscribed by Sociedad Anónima Importadora y Exportadora de la Patagonia. By virtue of the aforementioned decision, the company’s capital stock is composed as follows: Banco de Galicia y Buenos Aires S.A.: 58.8% interest; Compañía Financiera Argentina S.A.: 1.2% interest; Sociedad Anónima Importadora y Exportadora de la Patagonia: 40% interest.

The percentage of the controlled companies’ Shareholders’ Equity owned by third parties has been disclosed in the Balance Sheet, under the “Minority Interest in Consolidated Controlled Companies” account.

The gain (loss) on the minority interest is disclosed in the Income Statement under “Minority Interest Gain (Loss)”.

The minority interest percentages at period/fiscal year-end are as follows:

Information as of:	03.31.15	12.31.14
Banco de Galicia y Buenos Aires S.A.	—	—
Banco Galicia Uruguay S.A. (in liquidation)	—	—
Cobranzas Regionales S.A.	23.00000%	23.00000%
Cobranzas y Servicios S.A.	—	—
Compañía Financiera Argentina S.A.	—	—
Galicia Cayman S.A.	—	—
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	—	—
Galicia Broker Asesores de Seguros S.A.	0.00561%	0.00561%
Galicia Retiro Compañía de Seguros S.A.	0.00009%	0.00009%
Galicia Seguros S.A.	0.00022%	0.00022%
Galicia Valores S.A.	—	—
Galicia Warrants S.A.	—	—
Net Investment S.A.	—	—
Procesadora Regional S.A.	21.85000%	21.85000%
Sudamericana Holding S.A.	—	—
Tarjeta Naranja S.A.	23.00000%	23.00000%
Tarjetas Cuyanas S.A.	23.00000%	23.00000%
Tarjetas del Mar S.A.	38.84126%	38.84126%
Tarjetas Regionales S.A.	23.00000%	23.00000%

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

NOTE 3. GOVERNMENT AND PRIVATE SECURITIES

As of March 31, 2015 and December 31, 2014, holdings of government and private securities were as follows:

	03.31.15	12.31.14
Government Securities
Holdings Recorded at Fair Market Value
Government Bonds	2,617,850	2,446,230

Total Holdings Recorded at Fair Market Value	2,617,850	2,446,230

Holdings Recorded at their Acquisition Cost plus the I.R.R.
Government Bonds	510,858	316,773

Total Holdings Recorded at their Acquisition Cost plus the I.R.R.	510,858	316,773

Instruments Issued by the Argentine Central Bank
Argentine Central Bank Bills at Fair Market Value	3,333,493	3,581,267
Argentine Central Bank Bills for Repo Transactions	1,677,148	16,768
Argentine Central Bank Bills at Acquisition Cost plus the I.R.R.	6,986,603	3,648,716

Total Instruments Issued by the Argentine Central Bank	11,997,244	7,246,751

Total Government Securities	15,125,952	10,009,754

Private Securities
Shares	64	396
Notes (Listed)	2,225	—

Total Private Securities	2,289	396

Total Government and Private Securities	15,128,241	10,010,150

NOTE 4. LOANS

The lending activities carried out by Grupo Financiero Galicia S.A. through its subsidiaries are as follows:

a. Loans to the Non-financial Public Sector: They are primarily loans to the National Government and to Provincial Governments.

b. Loans to the Financial Sector: They represent loans to banks and local financial institutions.

c. Loans to the Non-financial Private Sector and Residents Abroad: They include the following types of loans:

Overdrafts: Short-term obligations issued in favor of customers.

Promissory Notes: Endorsed promissory notes, discount and factoring.

Mortgage Loans: Loans for the purchase of real estate for housing purposes, secured by such purchased real estate or commercial loans secured by real estate mortgages.

Collateral Loans: Loans in which a pledge is granted as collateral, as an integral part of the loan instrument.

Credit Card Loans: Loans granted to credit card holders.

Personal Loans: Loans to natural persons.

Others: This item primarily involves export prefinancing loans and short-term placements in banks abroad.

According to the Argentine Central Bank regulations, the loan portfolio breaks down as follows: The non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, the Company must disclose the type of collateral established on the applicable loans to the non-financial private sector.

As of March 31, 2015 and December 31, 2014, the classification of the loan portfolio was as follows:

	03.31.15	12.31.14
Non-financial Public Sector	15,891	15,556
Financial Sector	134,426	192,545
Non-financial Private Sector and Residents Abroad	74,985,331	69,015,019
With Preferred Guarantees	2,753,784	2,694,778
With Other Collateral	10,034,786	9,462,570
With No Collateral	62,196,761	56,857,671

Subtotal	75,135,648	69,223,120

Allowance for Loan Losses	(2,996,352)	(2,614,919)

Total	72,139,296	66,608,201

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

Said loans were granted in the normal course of transactions with standard terms, interest rates, and collateral requirements.

NOTE 5. STATEMENT OF DEBTORS’ STATUS

Loan portfolio classification pursuant to the loan classification criteria set forth by the Argentine Central Bank is as follows:

COMMERCIAL LOAN PORTFOLIO

Classification:	Description

Normal	Cash flow analysis shows that the customer is widely able to meet all of its financial commitments. Among the indicators that can reflect this situation, the following are worth noting: The customer shows a liquid financial situation, regularly complies with the payment of its obligations, has a qualified and honest management, has an appropriate information system, belongs to a sector of the economic activity or to a business sector that shows an acceptable future trend and is competitive with regard to the activities it conducts.

With Special Follow-Up – Under Observation	Cash flow analysis shows, at the time of carrying out the analysis, that the customer is able to meet all of its financial commitments. However, there are possible situations that, in case they are not duly controlled or else solved, could compromise the customer’s future repayment capacity.

With Special Follow-Up - Under Negotiation or under Refinancing Agreements.	This category includes those customers who, when unable to meet their financial commitments pursuant to the terms and conditions agreed, irrefutably state their intention to refinance their debt.

With Problems	Cash flow analysis shows that the customer is unable to meet its financial commitments in a normal manner and that, in case such problems are not solved, they could result in a loss for the financial institution.

High Risk of Insolvency	Cash flow analysis shows that the customer is highly unlikely to meet all of its financial commitments.

Uncollectible	Customers’ debts included in this category are considered uncollectible. Even though there is some possibility of recovering these assets under certain circumstances in the future, it is evident they are uncollectible at the time of the analysis.

CONSUMER AND HOUSING LOAN PORTFOLIO

Classification:	Description

Normal Performance	This category includes customers who duly and timely comply with the payment of their commitments, or else with payment in arrears of less than 31 days. Provisional overdrafts shall be considered normal until day 61 from the granting date.

Inadequate Performance	It includes customers with occasional late payments at the time of meeting their commitments, with payments in arrears of more than 31 days and up to 90 days.

Deficient Performance	This category includes customers who show some inability to meet their commitments, with payments in arrears of more than 90 days and up to 180 days.

Difficult Collection	It includes customers with payments in arrears of more than 180 days and up to one year, or who are subject to judicial proceedings for collection, if their payments in arrears do not exceed one year.

Uncollectible	This category includes insolvent or bankrupt customers, with little or no possibility of collection, or with payments in arrears in excess of one year.

The “financing” category includes the items with regard to which debtors should be classified, from the point of view of the debtors’ creditworthiness, recorded under the accounts detailed below:

	03.31.15	12.31.14
Loans	75,135,648	69,223,120
Other Receivables Resulting from Financial Brokerage	1,697,025	1,521,648
Receivables from Financial Leases	1,053,941	1,061,022
Miscellaneous Receivables	9,032	8,864
Contingent Liabilities	6,192,013	7,170,553

Total	84,087,659	78,985,207

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

As of March 31, 2015 and December 31, 2014, the classification of debtors was as follows:

	03.31.15	12.31.14
COMMERCIAL LOAN PORTFOLIO
Normal	28,826,616	27,061,653

Backed by Preferred Guarantees and Counter-guarantees “A”	445,313	447,835
Backed by Preferred Guarantees and Counter-guarantees “B”	2,150,240	2,012,876
With No Preferred Guarantees or Counter-guarantees	26,231,063	24,600,942

With Special Follow-Up – Under Observation	311,837	287,414

Backed by Preferred Guarantees and Counter-guarantees “A”	—	1,200
Backed by Preferred Guarantees and Counter-guarantees “B”	89,728	68,426
With No Preferred Guarantees or Counter-guarantees	222,109	217,788

With Problems	36,783	30,311

Backed by Preferred Guarantees and Counter-guarantees “A”	—	3,275
Backed by Preferred Guarantees and Counter-guarantees “B”	—	925
With No Preferred Guarantees or Counter-guarantees	36,783	26,111

High Risk of Insolvency	48,594	50,773

Backed by Preferred Guarantees and Counter-guarantees “B”	30,644	28,101
With No Preferred Guarantees or Counter-guarantees	17,950	22,672

Uncollectible	12,887	5

With No Preferred Guarantees or Counter-guarantees	12,887	5

Total Commercial Loan Portfolio	29,236,717	27,430,156

	03.31.15	12.31.14
CONSUMER AND HOUSING LOAN PORTFOLIO
Normal	50,750,343	47,911,247

Backed by Preferred Guarantees and Counter-guarantees “A”	32,725	24,108
Backed by Preferred Guarantees and Counter-guarantees “B”	1,166,404	1,209,530
With No Preferred Guarantees or Counter-guarantees	49,551,214	46,677,609

Low Risk	1,366,592	1,219,774

Backed by Preferred Guarantees and Counter-guarantees “A”	240	357
Backed by Preferred Guarantees and Counter-guarantees “B”	15,652	11,129
With No Preferred Guarantees or Counter-guarantees	1,350,700	1,208,288

Medium Risk	772,037	761,724

Backed by Preferred Guarantees and Counter-guarantees “B”	6,051	7,414
With No Preferred Guarantees or Counter-guarantees	765,986	754,310

High Risk	1,296,734	1,340,987

Backed by Preferred Guarantees and Counter-guarantees “A”	85	85
Backed by Preferred Guarantees and Counter-guarantees “B”	13,014	8,413
With No Preferred Guarantees or Counter-guarantees	1,283,635	1,332,489

Uncollectible	661,743	317,835

Backed by Preferred Guarantees and Counter-guarantees “B”	9,961	8,912
With No Preferred Guarantees or Counter-guarantees	651,782	308,923

Uncollectible due to Technical Reasons	3,493	3,484

With No Preferred Guarantees or Counter-guarantees	3,493	3,484

Total Commercial and Housing Loan Portfolio	54,850,942	51,555,051

Grand Total	84,087,659	78,985,207

The management and mitigation of credit risk are described in Note 35 on risk management policies.

NOTE 6. ALLOWANCES FOR LOAN LOSSES

The changes in allowances for loan losses as of March 31, 2015 and December 31, 2015 were as follows:

	03.31.15	12.31.14
Balances at Beginning of Fiscal Year	2,614,919	2,128,647
Increases	572,826	2,327,363
Decreases	191,393	1,841,091
Reversals	—	1,000
Uses	191,393	1,840,091

Balances at Period-end	2,996,352	2,614,919

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

NOTE 7. OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE – OTHERS NOT INCLUDED IN THE DEBTOR CLASSIFICATION REGULATIONS

As of March 31, 2015 and December 31, 2014, the breakdown of the account “Others Not Included in the Debtor Classification Regulations” was as follows:

	03.31.15	12.31.14
Unlisted Participation Certificates and Debt Securities in Financial Trusts	1,767,678	1,889,597
Others	1,288,781	1,691,407

Total	3,056,459	3,581,004

NOTE 8. DERIVATIVE INSTRUMENTS

The amount of forward purchase and sale transactions as of period-/fiscal year-end, net of eliminations between affiliated companies, when appropriate:

Item	Underlying Asset	Type of Settlement	Amount as of
			03.31.15	12.31.14
Forward Purchase – Sale of Foreign Currency
Purchases	Foreign currency	Settlement on a daily basis	6,441,669	9,284,396
Sales	Foreign currency	Settlement on a daily basis	6,162,611	4,773,359
Purchases by Customers	Foreign currency	Settlement on a daily basis	89,970	—
Sales by Customers	Foreign currency	Settlement on a daily basis	1,395,680	1,774,953
Interest Rate Swaps
Swaps	Others	Settlement on a daily basis	71,000	51,000
Swaps from Customers	Others	Settlement on a daily basis	95,403	189,269
Call Options Bought and Written on Gold Futures
Call Options Bought on Gold	Gold	Settlement on a daily basis	42,356	—
Call Options Written on Gold	Gold	Settlement on a daily basis	46,737	—

NOTE 9. EQUITY INVESTMENTS

As of March 31, 2015 and December 31, 2014, the breakdown of “Equity Investments” was as follows:

	03.31.15	12.31.14
In Financial Institutions and Supplementary and Authorized Activities
Banco Latinoamericano de Exportaciones S.A.	4,373	4,240
Mercado de Valores de Buenos Aires S.A.	8,144	8,141
Prisma Medios de Pagos S.A. (Ex Visa Argentina S.A.)	7,836	7,836
Others	828	828

Total Equity Investments in Financial Institutions, Supplementary and Authorized Activities	21,181	21,045

In Non-financial Institutions
Aguas Cordobesas S.A.	8,911	8,911
Distrocuyo S.A.	3,955	3,955
Electrigal S.A.	5,455	5,455
Nova Re Compañía Argentina de Reaseguros S.A.	13,297	12,979
Others	1,373	1,383

Total Equity Investments in Non-financial Institutions	32,991	32,683

Provisions	(1,932)	(1,933)

Total	52,240	51,795

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

NOTE 10. MISCELLANEOUS RECEIVABLES - OTHERS

As of March 31, 2015 and December 31, 2014, the breakdown of “Miscellaneous Receivables - Others” was as follows:

	03.31.15	12.31.14
Sundry Debtors	529,113	462,365
Deposits as Collateral	1,052,528	734,689
Tax Advances	539,302	473,222
Payments in Advance	275,880	155,224
Others	39,771	33,737

Total	2,436,594	1,859,237

NOTE 11. BANK PREMISES AND EQUIPMENT

As of March 31, 2015 and December 31, 2014, the breakdown of “Bank Premises and Equipment” was as follows:

	03.31.15	12.31.14
Real Estate	1,491,445	1,455,854
Furniture and Fixtures	402,251	391,075
Machines and Equipment	890,538	853,147
Vehicles	17,157	17,761
Others	18,318	16,425
Accumulated Depreciation	(1,226,451)	(1,180,544)

Total	1,593,258	1,553,718

As of March 31, 2015 and March 31, 2014, the depreciation charge amounted to $ 48,738 and $ 40,914, respectively.

NOTA 12. MISCELLANEOUS ASSETS

As of March 31, 2015 and December 31, 2014, the breakdown of “Miscellaneous Assets” was as follows:

	03.31.15	12.31.14
Work in Progress	248,546	202,405
Advances for Purchase of Assets	58,663	37,440
Works of Art	1,554	1,554
Assets under Lease	1,220	1,097
Assets Acquired through Foreclosures	3,610	3,620
Stationery and Office Supplies	55,574	49,487
Other Miscellaneous Assets	114,639	108,709

Total	483,806	404,312

As of March 31, 2015 and March 31, 2014, the depreciation and loss charge amounted to $ 418 and $ 520, respectively.

NOTE 13. INTANGIBLE ASSETS

As of March 31, 2015 and December 31, 2014, the breakdown of “Intangible Assets” was as follows:

	03.31.15	12.31.14
Goodwill Net of Accumulated Amortization amounting to $ 26,894 and $ 24,475, respectively	22,571	24,990
Organization and Development Expenses Net of Accumulated Amortization amounting to $ 1,069,238 and $ 1,839,448, respectively	1,804,412	1,775,632

Total	1,826,983	1,800,622

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

As of March 31, 2015 and 2014, the amortization charge amounted to $ 137,254 and $ 71,943, respectively.

NOTE 14. OTHER ASSETS

The account “Other Assets” includes assets related to the insurance activity. As of March 31, 2015 and December 31, 2014, the breakdown of this account was as follows:

	03.31.15	12.31.14
Premiums Receivable	310,736	298,882
Receivables from Reinsurers	6,716	9,507
Commissions Receivable	3,597	2,357
Others	1,671	1,874
Allowances	(10,785)	(5,801)

Total	311,935	306,819

NOTE 15. RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. shall maintain a monthly average liquidity level.

As of March 31, 2015, the balances recorded by such institution as computable items are as follows:

Item	$	US$	Euros (*)
Checking Accounts at the Argentine Central Bank	2,030,421	593,495	14
Special Guarantees Accounts at the Argentine Central Bank	1,292,044	2,300	—
Special Checking Accounts at the Argentine Central Bank for Social Security Purposes	13,734	—	—

Total Computable Items to Meet Minimum Cash Requirements	3,336,199	595,795	14

(*)	Stated in thousands of US$.

As of March 31, 2015, the ability to freely dispose of certain assets corresponding to the controlled companies was restricted, as follows:

BANCO DE GALICIA Y BUENOS AIRES S.A.

a)	Cash and Government Securities

- For transactions carried out at RO.F.EX. and at M.A.E.	$569,489
- For debit / credit cards transactions	$429,039
- For attachments	$1,760
- Liquidity required to conduct transactions as agents at the C.N.V.	$16,278
- For the contribution to the M.A.E.’s Joint Guarantee Fund (Fondo de Garantía Mancomunada)	$2,777
- For other transactions	$4,942

b)	Special Guarantees Accounts

Special guarantees accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of March 31, 2015 amounted to $ 1,312,329.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

c)	Deposits in favor of the Argentine Central Bank

- Unavailable deposits related to foreign exchange transactions	$533
- Securities held in custody to act as register agent of book-entry mortgage securities	$1,942

d)	Equity Investments

The account “Equity Investments” includes shares, the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

•	Electrigal S.A.: 1,222,406 non-transferable non-endorsable registered ordinary shares.

•	Aguas Cordobesas S.A.: 900,000 class E ordinary shares.

Banco de Galicia y Buenos Aires S.A., as a shareholder of Aguas Cordobesas S.A. and proportionally to its 10.833% interest, is jointly responsible before the Provincial State for the contractual obligations arising from the concession contract during the entire term thereof.

If any of the other shareholders fails to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by the Bank.

e)	Contributions to Garantizar S.G.R.’s Risk Fund

Banco de Galicia y Buenos Aires S.A., in its capacity as sponsoring partner of Garantizar S.G.R.’s Risk Fund, is committed to maintaining the contributions made to the fund for two (2) years. As of March 31, 2015, the Bank’s contribution amounts to $ 60,000.

f)	Guarantees Granted for Direct Obligations

As of March 31, 2015, Banco de Galicia y Buenos Aires S.A. has recorded $ 592,231 as collateral for credit lines granted by the International Finance Corporation (IFC), and the related transactions have been allocated to the resources provided thereby.

As collateral for the funds requested, through the Argentine Central Bank, from the Subsecretaría de la Micro, Pequeña y Mediana Empresa y Desarrollo Provincial destined to the financing of the Global Credit Program for Micro-, Small- and Medium-sized Companies, Banco de Galicia y Buenos Aires S. A. used promissory notes. As of March 31, 2015, the balance of secured loans was $ 16,133.

Furthermore, as of March 31, 2015, Banco de Galicia y Buenos Aires S.A. used promissory notes as collateral for the loans granted within the Credit Program to the Provinces of San Juan and Mendoza for the amount of $ 15,872.

As of March 31, 2015, the total amount of restricted assets corresponding to Banco de Galicia y Buenos Aires S.A. for the aforementioned items was $ 3,023,325, while as of December 31, 2014 it was $ 2,626,634.

COMPAÑÍA FINANCIERA ARGENTINA S.A.

As of March 31, 2015, the ability to freely dispose of the following assets is restricted, as follows:

a)	Cash and Government Securities

- For transactions carried out at Mercado Abierto Electrónico	$3,847
- For debit / credit cards transactions	$5,396
- For attachments	$484
- For other transactions	$21,828
- Liquidity required to conduct transactions as agents at the C.N.V.	$2,153

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

As of the date of these financial statements, attachments are fully included in a provision.

b)	Special Guarantees Accounts

There are special guarantees accounts open at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of March 31, 2015 amounted to $ 15,150.

As of March 31, 2015, the total amount of restricted assets for the aforementioned items was $ 48,858, while as of December 31, 2014 it was $ 26,530.

GALICIA VALORES S.A.

As of March 31, 2015 and December 31, 2014, this company holds three shares of Mercado de Valores de Buenos Aires S.A., which secure an insurance policy covering transactions for $ 6,450.

TARJETAS DEL MAR S.A.

As of March 31, 2015 and December 31, 2014, this company has $ 79 and $ 121, respectively, as guarantees related to certain real property lease agreements.

TARJETA NARANJA S.A.

As of March 31, 2015 and December 31, 2014, Tarjeta Naranja S.A. has been levied attachments in connection with lawsuits for $ 220. In addition, as of such same dates, it has paid $ 350 as guarantees regarding certain tax issues.

Also, as of March 31, 2015 and December 31, 2014, the company has paid $ 1,656 and $ 1,514, respectively, as guarantees related to certain real property lease agreements.

As of March 31, 2015 and December 31, 2014, Tarjeta Naranja S.A. has performed guarantees for $ 98,255 and $ 131,783, respectively, with the Rosario Futures Exchange (RO.F.E.X), through instruments issued by the Argentine Central Bank, for hedging transactions carried out with such market.

Moreover, pursuant to the agreements entered into with financial institutions and as collateral for the loans received and the issuance of notes, Tarjeta Naranja S.A. has agreed not to dispose of any assets or levy any encumbrance thereon, for an amount higher than 25% of Tarjeta Naranja S.A.’s assets in some cases, and 15% of said company’s Shareholders’ Equity. It is worth mentioning that the above-mentioned restrictions shall not be applied for transactions carried out during the ordinary course of the company’s business.

TARJETAS REGIONALES S.A.

As of December 31, 2014, Tarjetas Regionales S.A. has performed guarantees for $ 8,552 with RO.F.E.X, which correspond to instruments issued by the Argentine Central Bank for transactions with derivative instruments conducted with the aforementioned institution.

TARJETAS CUYANAS S.A.

As of December 31, 2014, Tarjetas Cuyanas S.A. has performed guarantees for $ 9,002 with RO.F.E.X, which correspond to instruments issued by the Argentine Central Bank for transactions with derivative instruments conducted with the aforementioned institution.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

NOTE 16. NOTES

There follows a breakdown of the Global Programs for the Issuance of Notes outstanding:

Company	Authorized Amount (*)		Type of Notes	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
Grupo Financiero Galicia S.A.	US$	100,000	Simple notes, not convertible into shares	5 years	03.09.09 confirmed on 08.02.12	Resolution No. 16113 dated 04.29.09 and extended through Resolution No. 17343 dated 05.08.14. Authorization of the increase, Resolution No. 17064 dated 04.25.13

Banco de Galicia y Buenos Aires S.A.	US$	2,000,000	Simple notes, not convertible into shares, subordinated or not, secured or unsecured.	5 years	09.30.03 confirmed on 04.27.06	Resolution No. 14708 dated 12.29.03

Banco de Galicia y Buenos Aires S.A.	US$	342,500	Simple notes, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	04.28.05 confirmed on 04.26.07	Resolution No. 15228 dated 11.04.05 and extended through Resolution No. 16454 dated 11.11.10

Compañía Financiera Argentina S.A.	US$	250,000	Simple notes, not convertible into shares	08.03.16	11.25.10	Resolution No. 16505 dated 01.27.11

Tarjeta Naranja S.A.	US$	650,000	Simple notes, not convertible into shares	5 years	03.08.12	Resolution No. 16822 dated 05.23.12

Tarjetas Cuyanas S.A.	US$	250,000	Simple notes, not convertible into shares	5 years	03.30.10 confirmed on 04.06.10 and 02.15.13	Resolution No. 16328 dated 05.18.10. Authorization of the increase, Resolution No. 17072 dated 05.02.13

(*)	Or its equivalent in any other currency.

Banco de Galicia y Buenos Aires S.A. has the following Subordinated Notes outstanding issued under the Global Program of US$ 2,000,000 as of the close of the period/fiscal year:

Date of Issuance	Currency	Residual F.V. (US$) as of 03.31.15		Term		Rate		Book Value (*)		Issuance Authorized by the C.N.V.
								03.31.15	12.31.14
05.18.04	US$	229,258	(**)		(1)		(2)	2,102,863	2,065,815	12.29.03 and 04.27.04

(*)	It includes principal and interest net of expenses.
(**)	This amount includes US$ 11,047 of the capitalization of interest services due July 1, 2014 and January 2, 2015, on the account of the payment-in-kind (by means of Notes due 2019).

The net proceeds of the above-mentioned issue of Notes were used to refinance the foreign debt in accordance with Section 36 of the Law on Negotiable Obligations, the Argentine Central Bank regulations, and other applicable regulations.

(1)	These Notes shall be fully amortized upon maturity on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer’s option at any time, after all Notes due 2014 have been fully repaid.
(2)	Interest on Notes due 2019 shall be payable in cash and in additional Notes due 2019, semi-annually in arrears on January 1 and July 1 of each year. Notes due 2019 shall accrue interest payable in cash at an annual fixed rate of 11%, as of January 1, 2014, being due on January 1, 2019.

Interest payable in kind (by means of Notes due 2019) shall accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and shall be payable on January 1, 2014 and January 1, 2019, unless these Notes are previously redeemed.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

The Company has the following Notes outstanding issued under these Global Programs as of the close of the period/fiscal year:

Company	Date of Placement	Currency	Class No.	F.V.		Type (**)	Term	Maturity Date	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
										03.31.15	12.31.14
Grupo Financiero Galicia S.A.	01.30.14	$	V Series I		$101,800	Simple	18 months	07.31.15	Variable Badlar + 4.25%	103,812	105,901	04.25.13
Grupo Financiero Galicia S.A.	01.30.14	$	V Series II		$78,200	Simple	36 months	01.31.17	Variable Badlar + 5.25%	80,951	81,481	04.25.13
Grupo Financiero Galicia S.A.	10.23.14	$	VI Series I		$140,155	Simple	18 months	04.23.16	Variable Badlar + 3.25%	145,805	145,804	10.03.14
Grupo Financiero Galicia S.A.	10.23.14	$	VI Series II		$109,845	Simple	36 months	10.23.17	Variable Badlar + 4.25%	114.853	114,860	10.03.14
Banco de Galicia y Bs. As. S.A.	05.04.11	US$	—	US$	300,000	Simple	84 months	—	(1)	2,729,986	2,590,300	11.04.05 and 11.11.10
Compañía Financiera Argentina S.A.	10.17.13	$	X Series II		$124,000	Simple	18 months	04.17.15	Variable Badlar + 4.25%	130,085	130,070	09.27.13
Compañía Financiera Argentina S.A.	04.16.14	$	XI Series I		$49,900	Simple	9 months	01.11.15	Variable Badlar + 2.97%	—	52,287	04.08.14
Compañía Financiera Argentina S.A.	04.16.14	$	XI Series II		$150,100	Simple	18 months	10.16.15	Variable Badlar + 4.30%	155,168	155,034	04.08.14
Compañía Financiera Argentina S.A.	09.24.14	$	XII Series I		$50,000	Simple	270 days	06.20.15	Variable Badlar + 2.47%	50,196	49,970	09.16.14
Compañía Financiera Argentina S.A.	09.24.14	$	XII Series II		$200,000	Simple	24 months	09.24.16	Variable Badlar + 4.00%	200,378	200,200	09.16.14
Compañía Financiera Argentina S.A.	12.09.14	$	XIII Series I		$128,900	Simple	270 days	09.05.15	Fixed Rate at 27.50%	130,875	130,724	11.26.14
Compañía Financiera Argentina S.A.	12.09.14	$	XIII Series II		$77,375	Simple	24 months	12.09.16	Variable Badlar + 4.40%	75,789	75,747	11.26.14
Tarjeta Naranja S.A.	01.28.11	US$	XIII	US$	200,000	Simple	72 months	01.28.17	Annual Nominal Fixed at 9%	1,194,682	1,780,297	01.14.11
Tarjeta Naranja S.A.	08.09.13	$	XXII Series II		$114,020	Simple	549 days	02.09.15	Variable Badlar + 3.75%	—	118,447	07.18.13
Tarjeta Naranja S.A.	12.04.13	$	XXIII Series II		$152,174	Simple	547 days	06.04.15	Variable Badlar +4.50%	155,669	155,127	11.20.13

(*)	It includes principal and interest, net of eliminations when appropriate.
(**)	Not convertible into shares.
(1)	Interest agreed at an annual 8.75% rate shall be paid semiannually on May 4 and November 4 of each year until the maturity date, starting on November 4, 2011. The net proceeds from this issuance of notes was applied to investments in working capital, other loans and other uses envisaged by the provisions of the Law on Negotiable Obligations and the Argentine Central Bank regulations.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

Company	Date of Placement	Currency	Class No.	F.V.	Type (**)	Term	Maturity Date	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
									03.31.15	12.31.14
Tarjeta Naranja S.A.	02.26.14	$	XXIV Series I	$173,800	Simple	546 days	08.26.15	Variable Badlar + 4%	174,813	174,403	02.14.14
Tarjeta Naranja S.A.	04.30.14	$	XXV Series I	$79,968	Simple	365 days	04.30.15	Variable Badlar + 2.89%	83,510	83,176	04.21.14
Tarjeta Naranja S.A.	04.30.14	$	XXV Series II	$170,032	Simple	731 days	04.30.16	Variable Badlar + 4.15%	171,374	171,017	04.21.14
Tarjeta Naranja S.A.	07.11.14	$	XXVI Series I	$138,500	Simple	365 days	07.11.15	Variable Badlar + 2.60%	145,691	145,114	07.01.14
Tarjeta Naranja S.A.	07.11.14	$	XXVI Series II	$161,500	Simple	731 days	07.11.16	Variable Badlar + 3.99%	169,401	169,060	07.01.14
Tarjeta Naranja S.A.	10.03.14	$	XXVII Series I	$165,000	Simple	365 days	10.03.15	Variable Badlar + 2.72%	173,809	173,118	09.19.14
Tarjeta Naranja S.A.	10.03.14	$	XXVII Series II	$158,000	Simple	731 days	10.03.16	Variable Badlar + 3.95%	158,855	158,505	09.19.14
Tarjeta Naranja S.A.	01.22.15	$	XXVIII Series I	$186,500	Simple	270 days	10.19.15	Annual Nominal Fixed at 27.50%	195,143	—	01.09.15
Tarjeta Naranja S.A.	01.22.15	$	XXVIII Series II	$129,000	Simple	731 days	01.22.17	Variable Badlar + 4.50%	131,912	—	01.09.15
Tarjeta Naranja S.A. (***)	—	—	XXVIII	—	Simple	—	—	—	—	(24)
Tarjetas Cuyanas S.A.	11.07.13	$	XII Series II	$175,000	Simple	546 days	05.07.15	Variable Badlar + 4.20%	179,147	178,186	10.28.13
Tarjetas Cuyanas S.A.	02.17.14	$	XIII Series I	$173,200	Simple	546 days	08.17.15	Variable Badlar + 4.00%	178,135	178,527	02.06.14
Tarjetas Cuyanas S.A.	05.16.14	$	XIV Series I	$54,250	Simple	365 days	05.16.15	Variable Badlar + 3%	55,768	55,805	05.07.14
Tarjetas Cuyanas S.A.	05.16.14	$	XIV Series II	$145,750	Simple	731 days	05.16.16	Variable Badlar + 4.15%	147,971	148,072	05.07.14
Tarjetas Cuyanas S.A.	08.01.14	$	XV	$133,530	Simple	365 days	08.03.15	Variable Badlar + 2.40%	138,435	138,448	07.22.14
Tarjetas Cuyanas S.A.	08.01.14	$	XVI	$116,470	Simple	731 days	08.01.16	Variable Badlar + 3.40%	120,934	121,121	07.22.14
Tarjetas Cuyanas S.A.	10.31.14	$	XVII	$156,140	Simple	365 days	10.31.15	Variable Badlar + 3.15%	162,164	161,941	10.21.14
Tarjetas Cuyanas S.A.	10.31.14	$	XVIII	$114,000	Simple	731 days	10.31.16	Variable Badlar + 4%	118,555	118,446	10.21.14
Tarjetas Cuyanas S.A.	02.20.15	$	XIX Series I	$221,400	Simple	270 days	11.17.15	Annual Nominal Fixed at 27.5%	227,906	—	02.06.15
Tarjetas Cuyanas S.A.	02.20.15	$	XIX Series II	$75,555	Simple	731 days	02.20.17	Variable Badlar + 4.95%	77,633	—	02.06.15

Total									8,113,535	8,095,266

(*)	It includes principal and interest, net of eliminations when appropriate.
(**)	Not convertible into shares. (***) It corresponds to issuance expenses for Class XXVIII Notes.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

Furthermore, as of March 31, 2015 and December 31, 2014, Banco de Galicia y Buenos Aires S.A. holds past due Notes, the holders of which have not tendered to the restructuring offer as follows:

Date of Issuance	Currency	Residual F.V. (US$) as of 03.31.15	Type	Term	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
						03.31.15	12.31.14
11.08.93	US$	783	Simple	10 years	9%	15,244	14,630	10.08.93

(*)	It includes principal and interest.

On February 27, 2013, Grupo Financiero Galicia S.A.’s Board of Directors approved to begin the proceedings to increase the amount of the program. On April 25, 2013, the C.N.V. authorized to increase the maximum amount of issuance of the Global Program of Simple Notes, not convertible into shares, for up to a F.V. of US$ 100,000 or its equivalent in other currencies. On March 18, 2014, the Company requested the C.N.V. the extension of the aforementioned Program of Notes.

On May 8, 2014, through Resolution No. 17,343, the C.N.V. decided to authorize the extension of the term of the Global Program for five (5) years.

As of March 31, 2015, Banco de Galicia y Buenos S.A. records in its portfolio Notes due 2018 for the amount of $ 49,548, while as of December 31, 2014, it recorded Notes due 2018 for the amount of $ 46,743.

After period-end, Compañía Financiera Argentina S.A., repaid Class X, Series II Notes. In May 2015, this company issued Class XIV, Series I, Notes for a total amount of $ 249,000, which shall accrue interest on a quarterly basis at a 27.24% fixed rate up to the ninth month since its issuance; and since such date and until its maturity date in February 2017, it will accrue interest at a variable Badlar plus 4.25%. Amortization shall be paid in three quarterly installments in August and November 2016 and in February 2017 (equal to 33% and 34% of Note face value, respectively).

In April 2015, Tarjeta Naranja S.A. issued XXIX Notes for a total amount of $ 334,030 maturing in April 2017. Such Notes shall accrue interest on a quarterly basis at a 27.75% fixed rate during the first twenty-two months and afterwards, they shall accrue BADLAR plus 4.5% until their maturity date. Amortization shall be paid in only one installment upon maturity date.

NOTE 17. OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE - OTHERS

As of March 31, 2015 and December 31, 2014, the breakdown of “Other Liabilities Resulting from Financial Brokerage - Others” was as follows:

	03.31.15	12.31.14
Collections and Other Transactions on Account of Third Parties	1,060,759	1,585,354
Liabilities due to Financing of Purchases	10,514,525	10,893,132
Other Withholdings and Additional Withholdings	942,044	923,616
Correspondent Transactions on Our Account	6,727	64,752
Liabilities Subject to Minimum Cash Requirements	138,695	200,414
Miscellaneous Liabilities not Subject to Minimum Cash Requirements	1,000,883	1,150,754
Commissions Accrued Payable	57,593	60,845
Others	122,934	67,673

Total	13,844,160	14,946,540

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

NOTE 18. MISCELLANEOUS LIABILITIES - OTHERS

As of March 31, 2015 and December 31, 2014, the breakdown of “Miscellaneous Liabilities - Others” was as follows:

	03.31.15	12.31.14
Sundry Creditors	708,945	646,583
Taxes Payable	2,167,675	1,770,144
Salaries and Social Security Contributions Payable	679,915	749,190
Others	213,535	186,649

Total	3,770,070	3,352,566

NOTE 19. PROVISIONS

As of March 31, 2015 and December 31, 2014, the breakdown of “Provisions” was as follows:

	03.31.15	12.31.14
Severance Payments	10,974	11,041
Contingent Commitments	3,381	2,635
Other Contingencies	375,582	297,791
Negative Goodwill	24,781	49,562
Differences due to Dollarization of Judicial Deposits	4,890	4,754

Total	419,608	365,783

NOTE 20. OTHER LIABILITIES

The account “Other Liabilities” includes liabilities related to the insurance activity. As of March 31, 2015 and December 31, 2014, the breakdown of this account was as follows:

	03.31.15	12.31.14
Debts with Insureds	128,500	117,763
Debts with Reinsurers	9,829	14,218
Debts with Co-insurers	653	436
Debts with Insurance Brokers	39,277	45,506
Statutory Reserves	192,637	176,987
Others	16,822	12,526

Total	387,718	367,436

NOTE 21. MEMORANDUM ACCOUNTS – CONTROL DEBIT ACCOUNTS - OTHERS

As of March 31, 2015 and December 31, 2014, the breakdown of “Control Debit Accounts - Others” was as follows:

	03.31.15	12.31.14
Securities Held in Custody	46,294,419	38,365,118
Values for Collection	9,090,715	9,711,137
Security Agent Function	13,306,010	12,962,470
Others	3,151,075	4,348,881

Total	71,842,219	65,387,606

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

NOTE 22. TRUST AND SECURITY AGENT ACTIVITIES

a) Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:

Purpose: In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A., as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds		Maturity Date (1)
		$	US$
12.07.10	Fondo Fiduciario Aceitero	4,103	—	12.31.15
07.26.11	Tecsan III	36,571	—	07.28.16
03.21.12	Latinoamericana III	692	—	04.30.15
04.29.13	Profertil	366	116,500	04.30.18
07.01.13	Ribeiro	78,902	—	06.30.16
10.21.13	Sinteplast	170	—	10.27.16
12.20.13	Los Cipreses	12	—	12.28.16
12.28.13	Citrícola Ayui	9	—	01.28.17
09.12.14	Coop. de Trabajadores Portuarios	1,000	—	09.12.16
12.22.14	Cliba	1	—	06.22.18

	Total	121,826	116,500

(1)	These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

b) Financial Trust Contracts:

Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Date of Contract	Trust	Balances of Trust Funds		Maturity Date
		$	US$
07.13.05	Rumbo Norte I	—	4	06.30.15	(3)
12.10.05	Hydro I	153	—	09.05.16	(2)
12.05.06	Faid 2011	19	—	06.30.15	(3)
12.06.06	Gas I	28,676	—	12.31.15	(3)
09.05.07	Saturno VII	12	—	06.30.15	(3)
05.06.08	Agro Nitralco II	1,230	—	12.31.15	(3)
05.14.09	Gas II	4,342,255	—	12.31.22	(3)
02.10.11	Cag S.A.	80,048	—	09.30.15	(3)
04.25.11	Faid 2015	32,578	—	02.29.16	(3)
06.08.11	Mila III	3,041	—	10.31.16	(3)
09.01.11	Mila IV	4,207	—	06.30.17	(3)
09.14.11	Cag S.A. II	6,802	—	09.30.15	(3)
10.07.11	Sursem III	56	—	06.30.15	(3)
05.31.12	Fideicred Agro Serie I	53	—	06.30.15	(3)
12.27.12	Pla I	1,698	—	08.31.16	(3)
04.03.13	Welfas I	31,376	—	12.31.15	(3)
04.17.13	Sursem IV	118	—	06.30.15	(3)
09.18.13	Don Mario Semillas Serie I	198	—	06.30.15	(3)
09.30.13	Fideicred Atanor I	198	—	06.30.15	(3)
11.05.13	Pla II	24,917	—	12.31.16	(3)
11.21.13	Comafi Prendas I	21,930	—	12.31.16	(3)
01.14.14	Fideicred Atanor II	137	—	06.30.15	(3)
02.13.14	Mila V	36,188	—	06.30.19	(3)
06.06.14	Mila VI	43,022	—	10.31.19	(3)
06.18.14	Red Surcos II	44,908	—	10.31.15	(3)
07.08.14	Don Mario Semillas Serie II	134,242	—	08.31.15	(3)
07.24.14	Fideicred Atanor III	91,712	—	09.30.15	(3)
07.22.14	Don Mario Semillas Serie III	81,205	—	09.30.15	(3)

(2)	These amounts shall be released monthly until redemption of debt securities. (3) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

Date of Contract	Trust	Balances of Trust Funds		Maturity Date
		$	US$
07.25.14	Fedicred Agro Series II	112,144	—	06.30.15	(3)
10.03.14	Mila VII	30,468	—	02.28.20	(3)
10.22.14	Gleba I	39,478	—	12.31.16	(3)
12.02.14	Mas Cuotas Series I	89,116	—	05.01.17	(3)
01.27.15	Mila VIII	22,877	—	06.30.20	(3)

	Totals	5,305,062	4

(3)	Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

c) Activities as Security Agent:

c.1) Under the terms and conditions for the issuance of Class I Notes for a F.V. of US$ 25,000 corresponding to INVAP S.E., Banco de Galicia y Buenos Aires S.A. entered into an agreement with the latter whereby the Bank undertakes the function of Security Agent.

Pursuant to the terms set forth in the above agreement, INVAP S.E. granted in rem rights with first pledge and privilege over payment rights and any other credit right owned by INVAP S.E. in favor of the Security Agent and in representation of the holders of the secured Notes, in order that the latter can guarantee compliance thereof until the redemption of such Notes.

Banco de Galicia y Buenos Aires S. A., in its capacity as Security Agent, is in charge of the administration of pledged banking accounts, authorized investments, and also carries out all functions specified under the terms and conditions of the agreement. Pledged balances as of March 31, 2015 amount to US$ 27,971 and $ 485, while as of December 31, 2014 said balances amounted to US$ 34,129 and $ 8,125.

c.2) Banco de Galicia y Buenos Aires S.A. has been appointed Security Agent to take custody of the National Treasury’s endorsement guarantees in favor of ENARSA (Energía Argentina S.A.) that were assigned in favor of Nación Fideicomisos S.A. in its capacity of Trustee of “ENARSA-BARRAGAN” and “ENARSA-BRIGADIER LOPEZ” financial trusts.

Said endorsement securely guarantees the payment of all obligations arising from the above-mentioned trusts.

Banco de Galicia y Buenos Aires S.A., in its capacity as Security Agent, will take custody of the documents regarding the National Treasury’s endorsement guarantees and will be in charge of managing all legal and notarial proceedings with respect to the enforcement thereof.

As of March 31, 2015 and December 31, 2014, the balances recorded from these transactions amount to US$ 1,364,097 and $ 408, respectively.

c.3) In April 2013, at the time of entering into the Contract for the Fiduciary Assignment and Trust for Guarantee Purposes “Profertil S.A.”, Banco de Galicia y Buenos Aires S.A. was appointed security agent with regard to the Chattel Mortgage Agreement, a transaction that was completed on June 18, 2013, which additionally secures all the obligations undertaken.

As of March 31, 2015, the balance recorded from these transactions amounts to US$ 116,500.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

NOTE 23. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

The balances of assets and liabilities in foreign currency (mainly in U.S. Dollars) as of March 31, 2015 and December 31, 2014 are detailed as follows.

Assets	03.31.15	12.31.14
Cash and Due from Banks	6,256,128	8,006,938
Government and Private Securities	2,414,588	1,253,341
Loans	4,025,750	2,799,713
Other Receivables Resulting from Financial Brokerage	1,500,464	878,860
Receivables from Financial Leases	22,468	23,835
Equity Investments	4,514	4,390
Miscellaneous Receivables	27,192	25,094
Unallocated Items	829	87
Other Assets	562	7,090

Total	14,252,495	12,999,348

Liabilities	03.31.15	12.31.14
Deposits	4,570,328	4,822,285
Other Liabilities Resulting from Financial Brokerage	7,155,893	6,290,038
Miscellaneous Liabilities	10,577	21,637
Subordinated Notes	2,102,863	2,065,815
Unallocated Items	85	95
Other Liabilities	6,861	7,248

Total	13,846,607	13,207,118

The management and mitigation of currency risk are described in Note 35 on risk management policies.

NOTE 24. BREAKDOWN OF THE ITEMS RECORDED UNDER “OTHERS” IN THE INCOME STATEMENT

Income from Services	03.31.15	03.31.14
Commissions from Cards	1,118,515	764,172
Commissions from Insurance	96,034	68,828
Others	303,468	245,295

Total	1,518,017	1,078,295

Expenses from Services	03.31.15	03.31.14
Turnover Tax	180,666	133,109
Related to Credit Cards	121,967	56,030
Others	121,163	96,966

Total	423,796	286,105

Miscellaneous Income	03.31.15	03.31.14
Income from Sale of Bank Premises and Equipment	637	1,328
Income from Transactions with Miscellaneous Assets	48	2,972
Leases	559	319
Adjustments and Interest from Miscellaneous Receivables	45,846	39,582
Others	30,824	25,668

Total	77,914	69,869

Miscellaneous Losses	03.31.15	03.31.14
Adjustment to Interest on Miscellaneous Liabilities	109	123
Claims	11,689	8,492
Donations	4,161	4,556
Turnover Tax	4,629	3,794
Income from Financial Leases Taken on	—	373
Charges for Administrative, Disciplinary and Criminal Penalties	1,418	—
Others	17,715	11,935

Total	39,721	29,273

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

NOTE 25. INCOME FROM INSURANCE ACTIVITIES

As of March 31, 2015 and 2014, the breakdown of “Income from Insurance Activities” was as follows:

	03.31.15	03.31.14
Premiums and Surcharges Accrued	529,562	372,836
Claims Accrued	(68,871)	(63,013)
Surrenders	(245)	(1,114)
Life and Ordinary Annuities	(937)	(795)
Underwriting and Operating Expenses	(64,379)	(46,104)
Other Income and Expenses	(3,209)	3,346

Total	391,921	265,156

NOTE 26. MINIMUM CAPITAL REQUIREMENTS

Grupo Financiero Galicia S.A. is not subject to the minimum capital requirements established by the Argentine Central Bank.

Furthermore, Grupo Financiero Galicia S.A. meets the minimum capital requirements established by the Corporations Law, which amount to $ 100.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital, which is calculated by weighting risks related to assets and to balances of bank premises and equipment, miscellaneous and intangible assets.

As called for by the Argentine Central Bank regulations, as of March 31, 2015 and December 31, 2014, minimum capital requirements were as follows:

Date	Capital Required	Computable Capital	Computable Capital as a % of the Capital Requirement
03.31.15	7,478,135	10,654,367	142.47
12.31.14	7,077,104	10,132,927	142.18

The Argentine Central Bank decided that Banco de Galicia y Buenos Aires S.A. be considered, for all purposes, a Domestic Systemically Important Bank (D-SIBs). Consequently, since January 2016 the Bank shall meet an additional capital requirement to be complied with gradually, reaching 1% of risk-weighted assets in January 2019. The Argentine Central Bank also provided for that, since June 2015, equity investments in companies devoted to the issuance of credit, debit and similar cards shall be deducted from the Computable Regulatory Capital (R.P.C.), progressively, reaching 100% in June 2018.

NOTE 27. EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of March 31, 2015 and 2014:

	03.31.15	03.31.14
Income for the Period	958,401	830,701
Outstanding Ordinary Shares Weighted Average	1,300,265	1,300,265
Diluted Ordinary Shares Weighted Average	1,300,265	1,300,265
Earnings per Ordinary Share (*)
Basic	0.7371	0.6389
Diluted	0.7371	0.6389

(*)	Figures stated in whole numbers.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

NOTE 28. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

The Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve.

This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock. In the event said reserve is reduced for any reason, no profits can be distributed until its total refund.

The Argentine Central Bank sets rules for the conditions under which financial institutions can make the distribution of profits. According to the new scheme, profits can be distributed as long as results of operations are positive after deducting not only the Reserves, that may be legally and statutory required, but also the following items from Unappropriated Retained Earnings: The difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amounts capitalized for lawsuits related to deposits and any unrecorded adjustments required by the external auditors or the Argentine Central Bank.

Moreover, in order for a financial institution to be able to distribute profits, such institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.

For these purposes, this shall be done by deducting from its assets and Unappropriated Retained Earnings all the items mentioned in the paragraph above.

Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

Through Board of Directors’ Resolution No. 4, The Argentine Central Bank decided that Banco de Galicia y Buenos Aires S.A. be considered, for all purposes, a Domestic Systemically Important Bank (D-SIB). Consequently, for the calculation of the distribution of profits, an additional capital requirement equivalent to 1% of the risk-weighted assets shall be complied with as of December 2014.

In addition, the Argentine Central Bank requires that computable capital be in excess of the minimum capital requirements, equal to 75%.

Distribution of profits shall require the prior authorization of the Argentine Central Bank’s Superintendent of Financial and Foreign Exchange Institutions, whose intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

In addition to the aforementioned restrictions established by the Argentine Central Bank, which are applicable to Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A., pursuant to Section 70 of the Corporations Law, stock companies shall establish a reserve not lower than 5% of the realized and liquid profits shown in the Income Statement for the fiscal year, until 20% of the corporate capital is reached. In the event said reserve is reduced for any reason, no profits can be distributed until its total refund.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

Tarjeta Naranja S.A.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006 decided to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s Shareholders’ Equity is below $ 300,000.

Pursuant to the Price Supplement of Class XIII Notes, as well as in accordance with certain financial loan contracts, Tarjeta Naranja S.A. has agreed not to distribute dividends that may exceed 50% of the company’s net income. This restriction also applies in the event of any excess over certain indebtedness ratios.

NOTE 29. STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

Cash and due from banks and assets held with the purpose of complying with the short-term commitments undertaken, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	03.31.15	12.31.14	03.31.14	12.31.13
Cash and Due from Banks	11,590,052	16,959,205	14,238,218	12,560,345
Instruments Issued by the Argentine Central Bank	4,344,534	4,612,259	3,272,740	1,909,979
Reverse Repo Transactions with the Argentine Central Bank	1,635,189	16,768	—	—
Interbank Loans - (Call Money Loans Granted)	49,400	182	150,500	179,000
Overnight Placements in Banks Abroad	926,081	261,118	199,603	586,123
Other Cash Placements	720,603	1,204,483	692,910	588,434

Cash and Cash Equivalents	19,265,859	23,054,015	18,553,971	15,823,881

NOTE 30. CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998 established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such amount has been established at $ 350 as of November 1, 2014.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey it conducted. Deposits acquired through endorsement and placements made as a result of incentives other than interest rates are also excluded. This system has been implemented through the constitution of the Deposit Insurance Fund (“FGD”), which is managed by a company called Seguros de Depósitos S.A. (SE.DE.S.A.). SE.DE.S.A.’s shareholders are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

The Argentine Central Bank set the monthly contributions financial institutions shall make to the Deposit Insurance Fund at 0.015% until October 2014, increasing to 0.06% per month as of November 2014. The aforementioned contribution shall be made with regard to the monthly average of deposits.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

In regard to time deposits in U.S. Dollars raised or renewed as of February 11, 2015, with which Bills issued by the Argentine Central Bank are to be subscribed in such same currency, the contribution to the above-mentioned Fund shall be reduced to 0.015%.

NOTE 31. NATIONAL SECURITIES COMMISSION (“C.N.V.”)

AGENTS – MINIMUM LIQUIDITY REQUIREMENT

Within the framework of Resolution No. 622/13 of the C.N.V., Banco de Galicia y Buenos Aires S.A. has been registered, in such agency’s registry, as settlement and clearing agent -comprehensive- No. 22 (ALyC and AN – INTEGRAL), custodial agent of collective investment products corresponding to mutual funds No. 3 (ACPIC FCI), and manager of collective investment products at the registry of financial trustees No. 54.

As of March 31, 2015, Banco de Galicia y Buenos Aires S.A.’s Shareholders’ Equity exceeds that required by the C.N.V. to act as agent in the categories in which the Bank has already carried out the registration proceedings. Such requirement amounts to $ 26,500 with a minimum liquidity requirement of $ 13,250, which Banco de Galicia y Buenos Aires S.A. made up at the end of the fiscal year with Peso-denominated Bonds at Badlar due 2017 for the amount of $ 16,278, which are held in custody at Caja de Valores (Depositor No. 100100).

CUSTODIAL AGENT OF COLLECTIVE INVESTMENT PRODUCTS CORRESPONDING TO MUTUAL FUNDS

Furthermore, in compliance with Section 7 of Chapter II, Title V of that Resolution, in its capacity as custodial agent of collective investment products corresponding to mutual funds (depository) of the “FIMA ACCIONES”, “FIMA P.B. ACCIONES”, “FIMA RENTA EN PESOS”, “FIMA AHORRO PESOS”, “FIMA RENTA PLUS”, “FIMA PREMIUM”, “FIMA AHORRO PLUS”, “FIMA CAPITAL PLUS”, and “FIMA ABIERTO PYMES” funds, as of March 31, 2015, Banco de Galicia y Buenos Aires S.A. holds a total of 5,901,655,544 units under custody for a market value of $ 14,385,231, which is included in the “Depositors of Securities Held in Custody” account. As of December 31, 2014, the securities held in custody totaled 4,897,565,889 units and their market value amounted to $ 11,885,323.

The balances of the mutual funds as of period/fiscal year-end are detailed as follows:

Mutual Fund	03.31.15	12.31.14
FIMA Acciones	87,822	59,236
FIMA P.B. Acciones	236,678	166,347
FIMA Renta en pesos	57,795	29,832
FIMA Ahorro en pesos	3,094,700	3,257,083
FIMA Renta Plus	92,972	43,534
FIMA Premium	4,271,981	3,048,618
FIMA Ahorro Plus	5,009,000	3,862,201
FIMA Capital Plus	1,431,814	1,334,522
FIMA Abierto PyMES	102,469	83,950

Total	14,385,231	11,885,323

STORAGING OF DOCUMENTS

Pursuant to General Resolution No. 629 of the C.N.V., Banco de Galicia y Buenos Aires S.A. informs that it has supporting documents regarding accounting and management transactions, which are stored at AdeA (C.U.I.T. No. 30-68233570-6), Plant III located at Ruta Provincial 36 km 31.5 No. 6471 (CP 1888) Bosques, Province of Buenos Aires, with legal domicile at Av. Pte. Roque Sáenz Peña 832 Piso 1, C.A.B.A.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

NOTE 32. SETTING UP OF FINANCIAL TRUSTS

a) Financial trusts with Banco de Galicia y Buenos Aires S.A. as trustor:

	Creation Date	Estimated Maturity Date	Trustee	Trust Assets	Portfolio Transferred			Book Value of Securities Held in Own Portfolio
Name								03.31.15	12.31.14
Galtrust I	10.13.00	02.04.18	First Trust of New York N.A.	Secured Bonds in Pesos at 2% due 2018 (1)	US$	490,224	(*)	766,299	788,163

(*)	The remaining US$ 9,776 was transferred in cash.
(1)	In exchange for loans to the Provincial Governments.

b) As of March 31, 2015 and December 31, 2014, Banco de Galicia y Buenos Aires S.A. records in its own portfolio participation certificates and debt securities from financial trusts amounting to $ 785,003 and $ 876,488, respectively.

c) As of March 31, 2015, Compañía Financiera Argentina S.A. has the following financial trust:

	Creation Date	Estimated Maturity Date	Trustee	Trust Assets	Portfolio Transferred	Book Value of Securities Held in Own Portfolio (*)
Name						03.31.15	12.31.14
Fideicomiso Financiero CFA Trust I	02.19.14	02.22.16	Deutsche Bank S.A.	Personal Loans	$180,000	53,542	53,192

(*)	It corresponds to Participation Certificates.

NOTE 33. SEGMENT REPORTING

Grupo Financiero Galicia S.A. measures the performance of each of its business segments mainly in terms of “Net Income”. The segments defined are made up of one or more operating segments with similar economic characteristics, distribution channels and regulatory environments.

Below there is a description of each business segment’s composition:

Banks: It represents the banking business operations results and includes the results of operations of subsidiaries Banco de Galicia y Buenos Aires S.A. and Banco Galicia Uruguay S.A. (in liquidation).

Regional Credit Cards: This segment represents the results of operations of the regional credit card business and includes the results of operations of Tarjetas del Mar S.A. and Tarjetas Regionales S.A. consolidated with its subsidiaries, as follows: Cobranzas Regionales S.A., Procesadora Regional S.A., Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A.

Personal Loans – CFA: This segment includes the results of operations of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

Insurance: This segment represents the results of operations of the insurance companies’ business and includes the results of operations of Sudamericana Holding S.A. consolidated with its subsidiaries, as follows: Galicia Retiro Cía. de Seguros S.A., Galicia Seguros S.A. and Galicia Broker Asesores de Seguros S.A.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

Other Businesses: This segment shows the results of operations of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión, Galicia Warrants S.A. and Net Investment S.A.

Adjustments: This segment includes results of operations other than those related to the preceding segments and consolidation adjustments, eliminations corresponding to transactions conducted between consolidated companies and minority interest.

	Banks	Regional Credit Cards	Personal Loans – CFA	Insurance	Other Businesses	Adjustments	03.31.15
Net Financial Income	1,888,421	583,634	275,966	34,835	3,600	(12,960)	2,773,496
Net Income from Services	999,385	919,373	58,657	—	43,188	(240,737)	1,779,866

Net Operating Income	2,887,806	1,503,007	334,623	34,835	46,788	(253,697)	4,553,362

Provision for Loan Losses	258,910	221,804	110,153	—	—	—	590,867
Administrative Expenses	1,644,725	841,651	194,594	77,503	13,410	(4,359)	2,767,524

Operating Income	984,171	439,552	29,876	(42,668)	33,378	(249,338)	1,194,971

Income from Insurance Companies’ Activities	—	—	—	158,189	—	233,732	391,921
Income from Equity Investments	320,397	—	574	317	1	(295,688)	25,601
Minority Interest	—	44	—	—	—	(81,659)	(81,615)
Miscellaneous Income, Net	(16,608)	90,826	27,688	(772)	199	(8,202)	93,131

Net Income before Income Tax	1,287,960	530,422	58,138	115,066	33,578	(401,155)	1,624,009

Income Tax	407,000	211,592	22,492	40,375	11,792	(27,643)	665,608

Net Income for the Period	880,960	318,830	35,646	74,691	21,786	(373,512)	958,401

	Banks	Regional Credit Cards	Personal Loans – CFA	Insurance	Other Businesses	Adjustments	03.31.14
Net Financial Income	1,835,595	341,253	265,798	49,732	6,148	82,596	2,581,122
Net Income from Services	598,805	721,789	17,512	—	24,256	(182,994)	1,179,368

Net Operating Income	2,434,400	1,063,042	283,310	49,732	30,404	(100,398)	3,760,490

Provision for Loan Losses	359,269	241,529	81,181	—	—	—	681,979
Administrative Expenses	1,166,155	663,320	166,132	53,149	7,778	(4,604)	2,051,930

Operating Income	908,976	158,193	35,997	(3,417)	22,626	(95,794)	1,026,581

Income from Insurance Companies’ Activities	—	—	—	96,036	—	169,120	265,156
Income from Equity Investments	272,139	(1,514)	368	273	—	(243,148)	28,118
Minority Interest	—	(24)	—	—	—	(36,462)	(36,486)
Miscellaneous Income, Net	12,435	68,789	23,700	(501)	618	122	105,163

Net Income before Income Tax	1,193,550	225,444	60,065	92,391	23,244	(206,162)	1,388,532

Income Tax	420,000	95,372	21,985	32,141	8,441	(20,108)	557,831

Net Income for the Period	773,550	130,072	38,080	60,250	14,803	(186,054)	830,701

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is as follows:

	03.31.15	12.31.14
Government and Private Securities	15,128,241	10,010,150
Loans	72,139,296	66,608,201
Other Receivables Resulting from Financial Brokerage	9,802,032	6,797,613
Receivables from Financial Leases	1,039,404	1,047,963
Other Assets	311,935	306,819

Total Assets	98,420,908	84,770,746

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

	03.31.15	12.31.14
Deposits	68,600,269	64,666,037
Other Liabilities Resulting from Financial Brokerage	28,899,333	25,401,369
Subordinated Notes	2,102,863	2,065,815
Other Liabilities	387,718	367,436

Total Liabilities	99,990,183	92,500,657

NOTE 34. CONTINGENCIES

TAX ISSUES

Banco de Galicia y Buenos Aires S.A.

At the date of these financial statements, provincial tax collection authorities, as well as tax collection authorities from Buenos Aires, are in the process (in different degrees of completion) of conducting audits and assessments mainly regarding the Compensatory Bond granted by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

As regards the assessment of tax collection authorities from Buenos Aires, within the framework of the legal actions brought by Banco de Galicia y Buenos Aires S.A. with the purpose of challenging the assessment of the tax collection authorities, a preliminary injunction was granted by the Argentine Federal Court of Appeals in Administrative Matters for the amount corresponding to the Compensatory Bond, which was ratified by the Supreme Court of Justice. Therefore, the Court ordered the A.G.I.P. (Governmental Public Revenue Authority) to refrain from starting tax enforcement proceedings or else requesting precautionary measures for such purpose until a final judgment is issued. The proceedings are currently pending a decision by the Argentine Federal Court of Appeals in Administrative Matters with regard to the appeal filed by Banco de Galicia y Buenos Aires S.A. against the decision issued on the core issue by the Court of First Instance in November 2013. In any case, it is worth noting the decision issued by the federal prosecutor of the Court of Appeals was favorable to Banco de Galicia y Buenos Aires S.A.

With regard to Buenos Aires’ claims on account of other items, Banco de Galicia y Buenos Aires S.A. adhered to the System for the Settlement of Tax Liabilities in Arrears (Law No. 3461 and the related regulations), which envisaged the total relief of interest and fines. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities.

In connection with the assessments made by tax collection authorities from the Province of Buenos Aires, under the framework of some of the processes under discussion at the Provincial Tax Court’s stage, at this stage of proceedings the decision issued was: (i) unfavorable to Banco de Galicia y Buenos Aires S.A.’s request regarding the items not related to the Compensatory Bond, and (ii) favorable with regard to the non-taxability thereof. Therefore, Banco de Galicia y Buenos Aires S.A. adhered to the System for the Regularization of Tax Debts (Regulatory Decision No. 12 and related decisions), which envisages discounts on the amounts not related to the Compensatory Bond. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities. In turn, the authorities from the Province of Buenos Aires objected to the judgment rendered by the Provincial Tax Court with regard to the Compensatory Bond, and requested the Court of Appeals in Administrative Matters of La Plata to set such decision aside. Banco de Galicia y Buenos Aires S.A. entered an appearance and filed a motion for lack of jurisdiction, since it believes only the Argentine Supreme Court of Justice has jurisdiction to issue a decision on such a matter. On April 15, 2014, the aforementioned Court sustained the motion for lack of jurisdiction and ordered the proceedings to be filed. The authorities from the Province of Buenos Aires filed an appeal before the Supreme Court of Justice of the Province of Buenos Aires, which has not issued a decision to date.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

Furthermore, regarding the claims made by the different jurisdictions, Banco de Galicia y Buenos Aires S.A. has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings.

These proceedings and their possible effects are constantly being monitored by Management. Even though Banco de Galicia y Buenos Aires S.A. considers that it has complied with its tax liabilities in full pursuant to current regulations, the provisions deemed adequate pursuant to the evolution of each proceeding have been set up.

Tarjetas Regionales S.A.

At the date of these consolidated financial statements, the Argentine Revenue Service (“A.F.I.P.”), Provincial Revenue Boards and Municipalities are in the process of conducting audits and assessments, in different degrees of completion, at the companies controlled by Tarjetas Regionales S.A. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.’s subsidiaries. Therefore, the companies are taking the corresponding administrative and legal steps in order to resolve such issues. The original amount claimed for taxes totals approximately $ 14,490.

Based on the opinions of their tax advisors, the companies believe that the above-mentioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with current tax regulations in force and existing case law.

Compañía Financiera Argentina S.A.

The A.F.I.P. conducted audits on fiscal years 1998 and 1999, not accepting certain uncollectible loans to be recorded as uncollectible receivables deductible from income tax and minimum presumed income tax. The original amount claimed for taxes by the tax collection authorities totals $ 2,094.

In July 2013, the Federal Tax Court notified the judgment sustaining the appeal filed by the company. Tax collection authorities later filed an appeal against the aforementioned judgment, which was answered by the company in December 2013. In May 2014, the Argentine Federal Court of Appeals in Administrative Matters rejected the appeal filed by the A.F.I.P, thus confirming the judgment issued by the Federal Tax Court, which was favorable to Compañía Financiera Argentina S.A. In June 2014, the A.F.I.P. filed an appeal before the Argentine Supreme Court of Justice.

Based on the information available at the date of these financial statements, the company foresees the decision to be issued by the Argentine Supreme Court of Justice shall not be different from the judgments issued by the other courts that heard the case.

Notwithstanding the foregoing, the companies have set up provisions deemed appropriate pursuant to the evolution of each proceeding.

CONSUMER PROTECTION ASSOCIATIONS

Banco de Galicia y Buenos Aires S.A.

Consumer Protection Associations, on behalf of consumers, have filed claims against Banco de Galicia y Buenos Aires S.A. with regard to the collection of certain financial charges.

The Bank considers the resolution of these controversies will not have a significant impact on its financial condition.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

NOTE 35. RISK MANAGEMENT POLICIES

The tasks related to risk information and internal control of each of the controlled companies are defined and carried out, rigorously. This particularly affects the Bank, where requirements are stringent, as it is a financial institution regulated by the Argentine Central Bank. Apart from applicable local regulations, Grupo Financiero Galicia S.A., in its capacity as a listed company in the United States, complies with the certification of its internal controls pursuant to Section 404 of the Sarbanes Oxley Act (“Sarbanes-Oxley”). Corporate risk management is monitored by the Audit Committee, which as well gathers and analyzes the information submitted by the main controlled companies.

The specific function of the comprehensive management of Banco de Galicia y Buenos Aires S.A.’s risks has been allocated to the Risk Management Division, guaranteeing its independence from the rest of the business areas since it directly reports to Banco de Galicia y Buenos Aires S.A.’s General Division and, at the same time, it is involved in the decisions made by each area. In addition, the control and prevention of risks related to asset laundering, funding of terrorist activities and other illegal activities are allocated to the Anti-Money Laundering Unit Division. The aim of both divisions is to guarantee the Board of Directors that they are fully aware of the risks Banco de Galicia y Buenos Aires S.A. is exposed to, and they are in charge of designing and proposing the policies and procedures necessary to mitigate and control such risks.

Banco de Galicia y Buenos Aires S.A. has developed the Capital Adequacy Assessment Process (Proceso de Evaluación de Suficiencia de Capital - PESC) to assess the relationship between the Bank’s available and necessary resources to maintain an appropriate risk profile. This process shall also allow identifying both the economic capital needs for future fiscal years and the sources to meet such needs.

In turn, Banco de Galicia y Buenos Aires S.A. has developed a risk appetite framework, which has risk acceptance levels, both on an individual and a consolidated basis. Within this framework, ratios have been established, which are regularly submitted to the Risk Management Committee.

Each of these ratios has an excess threshold and related actions in case of deviations.

FINANCIAL RISKS

Short- and medium-term financial risks are managed within the framework of policies approved by Banco de Galicia y Buenos Aires S.A.’s Board of Directors, which establishes limits to the different risk exposure and also considers their interrelation. Management is supplemented by “contingency plans” devised to face adverse market situations. Furthermore, “stress tests” that make it possible to assess risk exposure under historical and simulated scenarios are created, which identify critical levels of the different risk factors.

LIQUIDITY

Daily liquidity is managed according to the set strategy, which seeks to keep liquid resources adequate to mitigate the adverse effects caused by irregular variations in loans and deposits, in addition to coping with “stress” situations.

The current liquidity policy in force provides for setting limits and monitoring a) liquidity as it relates to stock: a level of “Management Liquidity Requirement” was established, taking into consideration the characteristics and behavior of Banco de Galicia y Buenos Aires S.A.’s different liabilities; and b) cash flow liquidity: gaps between the contractual maturities of consolidated financial assets and liabilities are analyzed and monitored. There is a cap for the gap between maturities, determined based on the gap accumulated against total liabilities permanently complied with during the first year.

Furthermore, the policy sets forth a contingency plan, by currency type, that determines the steps to be taken and the assets from which additional liquid resources can be obtained.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

With the purpose of mitigating the liquidity risk that arises from deposit concentration per customer, Banco de Galicia y Buenos Aires S.A. has a policy that regulates the concentration of deposits among the main customers.

CURRENCY RISK

Banco de Galicia y Buenos Aires S.A.’s current policy in force establishes limits in terms of maximum “net asset positions” (assets denominated in a currency which are higher than the liabilities denominated in such currency) and “net liability positions” (assets denominated in a currency which are lower than the liabilities denominated in such currency) for mismatches in currency, as a proportion of Banco de Galicia y Buenos Aires S.A.’s R.P.C.

An adequate balance between assets and liabilities denominated in foreign currency is what characterizes the management strategy for this risk factor, seeking to achieve a full coverage of long-term asset-liability mismatches and allowing a short-term mismatch management margin that contributes to the possibility of improving certain market situations. Short- and long-term goals are attained by appropriately managing assets and liabilities and by using the financial products available in our market, particularly “dollar futures” both in institutionalized markets (M.A.E. and RO.F.EX.) and in forward transactions performed with customers.

Transactions in foreign currency futures (Dollar futures) are subject to limits that take into consideration the particular characteristics of each trading environment.

INTEREST RATE RISK

Banco de Galicia y Buenos Aires S.A.’s exposure to the “interest rate risk”, as a result of interest rate fluctuations and the different sensitivity of assets and liabilities, is managed according to the strategy approved. On the one hand, it considers a short-term horizon, seeking to keep the net financial margin within the levels set by the policy. On the other hand, it considers a long-term horizon, the purpose of which is to mitigate the negative impact on the economic value of Banco de Galicia y Buenos Aires S.A.’s Shareholders’ Equity in the face of changes in interest rates.

From a comprehensive viewpoint of risk exposure and contributing to including a “risk premium” in the pricing process, the aim is to systematically estimate the “economic capital” used up by the structural risk as per the financial statements (interest rate risk) and the contribution of the “price risk”, in its different expressions, to using up the capital.

MARKET RISK

Trading of and/or investment in government and corporate securities, currencies, derivatives and debt instruments issued by the Argentine Central Bank, which are listed on the capital markets and the value of which varies pursuant to the variation of the market prices thereof, are included within the policy which limits the maximum authorized losses during a year.

The “price risk” (market) is daily managed according to the strategy approved, the purpose of which is to keep Banco de Galicia y Buenos Aires S.A. present in the different derivatives, variable- and fixed-income markets while obtaining the maximum return as possible on trading, without exposing the latter to excessive risk levels. Finally, the policy designed contributes to providing transparency and facilitates the perception of the risk levels to which it is exposed.

In order to measure and monitor risks derived from the variation in the price of financial instruments frequently listed in the secondary markets that form the trading securities portfolio, a model known as “Value at Risk” (also known as “VaR”) is used. This model measures, for Banco de Galicia y Buenos Aires S.A. individually, the possible loss that could be generated by the positions in securities and currencies under certain parameters. For financial instruments not frequently listed or with no representative listing in the secondary markets, the methodology known as DV01 is used. This consists in estimating the change of value of a portfolio, for variations of one interest rate percentage point.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

CROSS-BORDER RISK

Banco de Galicia y Buenos Aires S.A.’s foreign trade transactions and management of “treasury” resources imply assuming cross-border risk positions. These exposures related to cross-border assets are in line with Banco de Galicia y Buenos Aires S.A.’s business and financial strategy, the purpose of which is to provide customers with an efficient commercial assistance and to improve the management of available liquid resources within an appropriate risk and yield environment.

TRANSFER RISK

The possibility of diversifying funding sources, as contemplated by the liquidity strategy, by obtaining resources in foreign capital markets, involves the possible exposure to potential regulatory changes that hinder or increase the cost of the transfer of foreign currency abroad to meet liability commitments. The policy that manages the risk of transferring foreign currency abroad thus contributes to the liquidity strategy and pursues the goal of reaching an adequate balance between liabilities payable to local counterparties and those payable to foreign counterparties in a return-risk proportion that is adequate for Banco de Galicia y Buenos Aires S.A.’s business and growth.

EXPOSURE TO THE NON-FINANCIAL PUBLIC SECTOR

With the purpose of regulating risk exposure with regard to the non-financial public sector, in the national, provincial and municipal jurisdictions, Banco de Galicia y Buenos Aires S.A. defined a policy which by design envisages risk exposure in each jurisdiction, as well as the “possible loss” of value related to such holdings.

CREDIT RISK

Banco de Galicia y Buenos Aires S.A.’s credit granting and analysis system is applied in a centralized manner and is based on the concept of “opposition of interests”, which takes place when risk management, credit and commercial duties are segregated, with respect to both retail and wholesale businesses. This allows an ongoing and efficient monitoring of the quality of assets, a proactive management of problem loans, aggressive write-offs of uncollectible loans, and a conservative policy on allowances for loan losses.

In addition, this system includes the follow-up of the models for measuring the portfolio risk at the operation and customer levels, thus making it easier to detect problem loans and the related losses. This allows early detection of situations that can entail some degree of portfolio deterioration, appropriately safeguarding the Bank’s assets.

Credit risk management entails approving the credit risk policies and procedures, verifying compliance therewith and assessing credit risk on an ongoing basis.

The management of wholesale and retail risks is structured taking into consideration the segments that constitute each of those banking divisions. Since fiscal year 2014, Banco de Galicia y Buenos Aires S.A. monitors the risk of affiliated companies in a centralized manner.

As an outstanding aspect we can mention that the credit granting policy for retail banking focuses on automatic granting processes. These are based on behavior analysis models. Banco de Galicia y Buenos Aires S.A. is strongly geared towards obtaining portfolios with direct payroll deposit, which statistically have a better compliance behavior when compared to other types of portfolios.

As for the wholesale banking, credit granting is based on analyses conducted on credit, cash flow, balance sheet, and capacity of the applicant. These are supported by statistical rating models and qualitative adjustment models for corporate businesses.

Internal policies were implemented regarding concentration per customer/group, acceptance and concentration per internal rating and review-by-sector. The latter determines the levels of review for the economic activities belonging to the private-sector portfolio according to the concentration they show with regard to Banco de Galicia y Buenos Aires S.A.’s total credit and/or R.P.C.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

The Credit Risk Management Division also constantly monitors its portfolio through different indicators (asset quality of the loan portfolio, provision for the non-accrual portfolio, non-performance, roll rates, etc.), as well as the classification and concentration thereof (through maximum ratios between the exposure to each customer, its own computable capital or “R.P.C.” or regulatory capital, and that of each customer). The loan portfolio classification as well as its concentration control is carried out following the Argentine Central Bank regulations.

OPERATIONAL RISK

Pursuant to the best practices and the guidelines determined by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. has the Operational Risk Unit, through which it has implemented the Operational Risk Management Framework. This framework includes the Bank’s policies, practices, procedures and structures for the appropriate management of Operational Risk.

Operational Risk is the risk of losses due to the lack of conformity or due to failure of internal processes, the acts of people or systems, or else because of external events. It includes legal risk, but does not include strategic and reputational risks.

Banco de Galicia y Buenos Aires S.A. manages operational risk inherent to its products, activities, processes and material systems, technology and information security processes, as well as risks derived from subcontracted activities and from services rendered by providers. Such management includes the identification, assessment, monitoring, control and mitigation of operational risks.

Before launching or introducing new products, activities, processes or systems, Banco de Galicia y Buenos Aires S.A. makes sure its operational risks are appropriately assessed.

This way, Banco de Galicia y Buenos Aires S.A. has the necessary structure and resources to be able to determine the operational risk profile and thus take the corresponding corrective measures, complying with the regulations set forth by the Argentine Central Bank on guidelines for operational risk management in financial institutions and operational risk events database.

The minimum capital requirement with regard to the operational risk is determined according to the Argentine Central Bank regulations.

An appropriate management of operational risks also helps improve customer service quality.

In compliance with Communiqué “A” 5398, securitization, concentration, reputational and strategic risks were identified as significant risks, and a computation and measurement method was developed, which is currently being implemented. These risks, together with those mentioned previously, were included in the Capital Adequacy Assessment Report (I.A.C., as per its acronym in Spanish), within the framework of Communiqué “A” 5515.

SECURITIZATION RISK

Securitization is an alternative source of financing and a mechanism for the transfer of risks to investors. Notwithstanding the foregoing, securitization activities and the fast innovation with regard to the techniques and instruments used in such activities also generate new risks, including as follows:

i) Credit, market, liquidity, concentration, legal and reputational risks, due to the securitization positions held or invested, including, among others, liquidity facilities and credit enhancement granted; and

ii) Credit risk due to the underlying exposures with regard to securitization.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

CONCENTRATION RISK

Risk concentration has to do with the exposures or groups of exposures with similar characteristics, for instance when they belong to the same debtor, counterparty or guarantor, geographic area or economic sector; or because they are secured by the same type of assets used as collateral, with the possibility of generating:

i) Losses with regard to income, regulatory capital, assets or the global risk level, that are significant enough to affect the financial strength of the financial institution or its ability to keep the financial institution’s main transactions; and

ii) A major change in the financial institution’s risk profile.

REPUTATIONAL RISK

Reputational risk is defined as the risk associated with a negative perception of the financial institution by customers, counterparties, shareholders, investors, account holders, market analysts and other significant market players, which adversely affects the financial institution’s ability to keep existing business relationships or establish new relationships, and continue having access to funding sources such as the interbank market or the securitization market.

STRATEGIC RISK

Strategic risk is that which arises from an inappropriate business strategy or an adverse change in forecasts, parameters, goals and other functions that support such strategy. Even though estimating this risk is complex, institutions must develop new management techniques that include all the related aspects.

ASSET LAUNDERING, FUNDING OF TERRORIST ACTIVITIES AND OTHER ILLEGAL ACTIVITIES RISK

As regards the control and prevention of asset laundering and the funding of terrorist activities, Banco de Galicia y Buenos Aires S.A. complies with the regulations set forth by the Argentine Central Bank, the Financial Information Unit and Law No. 25246, as amended, which creates the Financial Information Unit (U.I.F.), under the jurisdiction of the Ministry of Justice and Human Rights with functional autarchy. The Financial Information Unit is in charge of analyzing, addressing and reporting the information received, in order to prevent and avoid both asset laundering and the funding of terrorist activities.

Banco de Galicia y Buenos Aires S.A. has promoted the implementation of measures designed to fight against the use of the international financial system by criminal organizations. For such purposes, Banco de Galicia y Buenos Aires S.A. has control policies, procedures and structures that are applied using a “risk-based approach”, which allow monitoring transactions, pursuant to the “customer profile” (defined individually based on the information and documentation related to the economic, financial and tax condition of the customer), in order to detect such transactions that should be considered unusual, and to report them before the U.I.F. in the cases that may correspond. The Anti-Money Laundering Unit (“U.A.L.” as per its initials in Spanish – Unidad Antilavado) is in charge of managing this activity, through the implementation of control and prevention procedures as well as the communication thereof to the rest of the organization by drafting the related handbooks and training all employees. In addition, the management of this risk is regularly reviewed by Internal Audit.

Banco de Galicia y Buenos Aires S.A. has appointed a director as Compliance Officer, pursuant to Resolution 121/11 of the U.I.F., who shall be responsible for ensuring compliance with and implementation of the proceedings and obligations on the issue.

Banco de Galicia y Buenos Aires S.A. contributes to the prevention and mitigation of risks from transaction-related criminal behaviors, by being involved in the international regulatory standards adoption process.

In compliance with Communiqué “A” 5394 issued by the Argentine Central Bank, in its website (http://www.bancogalicia.com.ar), inside the “Conózcanos” tab within “Información Corporativa”, Banco de Galicia y Buenos Aires S.A. has a document entitled “Disciplina de Mercado – Requisitos mínimos de divulgación”, where there is information related to the structure and adequacy of regulatory capital, the exposure to the different risks and the management thereof.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

NOTE 36. CORPORATE GOVERNANCE TRANSPARENCY POLICY

GRUPO FINANCIERO GALICIA S.A.

Grupo Financiero Galicia S.A.’s Board of Directors is the Company’s highest management body. It is made up of nine (9) directors and four (4) alternate directors, who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence of a good businessman.

As set out in its bylaws, the term of office for both directors and alternate directors is three (3) years; they are partially changed every year and may be reelected indefinitely.

The Company complies with the appropriate standards regarding total number of directors, as well as the number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt the number of directors to the possible changes in the conditions in which the Company carries out its activities, from three (3) to nine (9) directors.

The Board of Directors complies, in every relevant respect, with the recommendations included in the Code on Corporate Governance as Schedule IV to Title IV of the regulations issued by the National Securities Commission (Text amended in 2013).

It also monitors the application of the corporate governance policies provided for by the regulations in force through the Audit Committee and the Committee for Information Integrity. Periodically, the Committees provide the Board of Directors with information, and the Board gets to know the decisions of each Committee. What is appropriate is transcribed in the minutes drafted at the Board of Directors’ meetings.

The Audit Committee set by Capital Markets Law No. 26831 and the C.N.V.’s regulations is formed by three (3) independent directors, and the Committee for Information Integrity’s mission is to comply with the provisions of Sarbanes-Oxley.

Basic Holding Structure

Grupo Financiero Galicia S.A. is a company whose purpose is solely to conduct financial and investment activities as per Section 31 of the Corporations Law, that is to say, it is a holding company whose activity involves managing its equity investments, assets and resources.

Within the group of companies in which Grupo Financiero Galicia S.A. has an interest, Banco de Galicia y Buenos Aires S.A. stands out, in which the former has a controlling equity interest, being its main asset as well. Banco de Galicia y Buenos Aires S.A., as a banking institution, is subject to certain regulatory restrictions imposed by the Argentine Central Bank. In particular, Banco de Galicia y Buenos Aires S.A. can only hold a 12.5% interest in the capital stock of companies that do not carry out activities considered supplementary by the Argentine Central Bank. Therefore, Grupo Financiero Galicia S.A. holds, either directly or indirectly, the remaining interests in several companies. In addition, Grupo Financiero Galicia S.A. indirectly holds a number of equity investments in supplementary companies that belong to Banco de Galicia y Buenos Aires S.A. as controlling company.

Since Grupo Financiero Galicia S.A. is a holding company, it has a limited personnel structure, and, therefore, many of the business organization requirements, common for large institutions, cannot be applied.

One should note that Grupo Financiero Galicia S.A. is under the control of a holding company, EBA Holding S.A., which has the number of votes necessary to hold the majority of votes at the Shareholders’ Meetings, although it does not have any managerial functions over Grupo Financiero Galicia and the Company has no group relationship with EBA Holding S.A. No director of EBA Holding S.A. is a director of Grupo Financiero Galicia S.A.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

Compensation Systems

Directors’ compensation is defined by the General Shareholders’ Meeting and is fixed within the limits established by law and the corporate bylaws.

The Audit Committee expresses its opinion on whether compensation proposals for Directors are reasonable, taking into consideration market standards.

Business Conduct Policy

Grupo Financiero Galicia S.A. has consistently shown respect for the rights of its shareholders, reliability and accuracy in the information provided, transparency as to its policies and decisions, and caution with respect to the disclosure of strategic business issues.

Code of Ethics

Grupo Financiero Galicia S.A. has a Code of Ethics formally approved that guides its policies and activities. It considers business objectivity and conflict-of-interests related-aspects, and how the employee should act upon identifying a breach of the Code of Ethics.

BANCO DE GALICIA Y BUENOS AIRES S.A.

Banco de Galicia y Buenos Aires S.A.’s Board of Directors is the Bank’s highest management body. It is made up of seven (7) directors and five (5) alternate directors, who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence of a good businessman.

Banco de Galicia y Buenos Aires S.A. complies with the appropriate standards regarding total number of directors, as well as number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt the number of directors to the possible changes in the conditions in which the Bank carries out its activities, from three to nine directors.

The General Shareholders’ Meeting has the power to establish the number of directors, both independent and non-independent ones, and appoint them. Out of the seven directors, two are independent. In addition, three of the alternate directors are independent. The independence concept is defined in the regulations set forth by the C.N.V. and the Argentine Central Bank regulations.

As regards prevention of conflicts of interest, the provisions set forth in the Corporations Law and the Capital Markets Law are applicable.

As set out in the bylaws, the term of office for both directors and alternate directors is three (3) years; two thirds of them (or a fraction of at least three) are changed every year and may be reelected indefinitely.

The Board of Directors’ meeting is held at least once a week and when required by any director. The Board of Directors is responsible for Banco de Galicia y Buenos Aires S.A.’s general management and makes all the necessary decisions to such end. The Board of Directors’ members also take part, to a higher or lesser extent, in the commissions and committees created. Therefore, they are continuously informed about the Bank’s course of business and become aware of the decisions made by such bodies, as transcribed into minutes.

Additionally, the Board of Directors receives a monthly report prepared by the General Manager, the purpose of which is to report the material issues and events addressed at the different meetings held between him and Senior Management. The Board of Directors becomes aware of such reports, as evidenced in the minutes.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

In connection with directors’ training and development, Banco de Galicia y Buenos Aires S.A. has a program, which is reviewed every six months, whereby they regularly attend courses and seminars of different kinds and subjects.

It may be said that Banco de Galicia y Buenos Aires S.A.’s executives, including directors, have provided updated knowledge and skills, and that the Board of Directors’ performance is the most effective, which corresponds with the current dynamics of this body.

According to the activities carried out by Banco de Galicia y Buenos Aires S.A., effective laws and corporate strategies, the following commissions and committees have been created to achieve an effective control over all activities performed by the Bank:

•	Risk Management Committee.

It is in charge of approving risk management strategies, policies, processes and procedures, with the related contingency plans, establishing the specific limits for each risk exposure and approving, when appropriate, temporary limit excesses and becoming aware of each risk position and compliance with policies.

•	Credit Committee.

This committee’s function is to review loans greater than 2.5% of Banco de Galicia y Buenos Aires S.A.’s Computable Regulatory Capital and all loans to be granted to financial institutions (local or foreign) and related customers.

•	Asset and Liability Management Committee.

It is in charge of analyzing the growth of the Bank’s business from a financial perspective regarding fundraising and its placement in different assets. This committee is also responsible for the follow-up and control of liquidity, and interest-rate and currency mismatches. It is also in charge of analyzing and recommending business areas, measures related to the management of interest-rate and currency mismatches, and maturity gaps in order to maximize financial and foreign exchange income within acceptable parameters of risk and use of capital, and proposing changes to such parameters, as deemed necessary, to the Board of Directors.

•	Information Technology Committee.

It is in charge of supervising and approving new systems’ development plans and budgets, as well as supervising these systems’ budget controls. It is also responsible for approving the general design of the systems’ structure, the main processes and systems implemented, and quality supervision.

•	Audit Committee.

The Audit Committee is responsible for helping, within the framework of its specific functions, the Board of Directors with: (1) internal controls, individual and corporate risk management and compliance with the standards established by the Bank, the Argentine Central Bank and effective laws; (2) the issuance of financial statements; (3) the external auditor’s suitability and independence; (4) the Internal and External Audit’s performance; (5) the solution to the observations made by the Internal and External Audits, the Argentine Central Bank and other regulatory agencies; and (6) evaluation and approval of the follow-up of the implementation of recommendations. It is also responsible for coordinating the Internal and External Audit functions.

•	Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities.

Its mission is to plan, coordinate and ensure compliance with the policies on anti-money laundering and funding of terrorist activities set and approved by the Board of Directors, taking into consideration effective regulations. It is also responsible in this regard for designing internal controls, personnel training plans and ensuring compliance by the Internal Audit.

•	Committee for Information Integrity.

Its mission is to comply with the provisions of Sarbanes-Oxley.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

•	Human Resources Committee.

It is in charge of promotions and appointments, transfers, turnovers, development, staff and compensation for the personnel included in nine salary levels and above.

•	Planning and Management Control Committee.

It is in charge of analyzing, defining and following up with the consolidated balance sheet and income statement.

•	Business and Segment Management Committee.

It is in charge of analyzing, defining and following businesses and segments.

•	Crisis Committee.

It is in charge of evaluating the situation upon facing a liquidity crisis and deciding the steps to be implemented to tackle it.

•	Finance Committee – Consumer Banking

It is in charge of analyzing the financial evolution and the funding needs of companies devoted to the provision of financing to consumers, as well as analyzing the evolution of the credit portfolio.

Banco de Galicia y Buenos Aires S.A. considers the General Manager and Division Management reporting to the General Manager as Senior Management. These are detailed as follows:

•	Retail Banking Division

•	Wholesale Banking Division

•	Finance Division

•	Comprehensive Corporate Services Division

•	Organizational Development and Human Resources Division

•	Risk Management Division

•	Credit Division

•	Strategic Planning and Management Control Division

Senior Management’s main duties are as follows:

•	Ensure that the Bank’s activities are consistent with the business strategy, the policies approved by the Board of Directors and the risks to be assumed.

•	Implement the necessary policies, procedures, processes and controls to manage operations and risks cautiously, meet the strategic goals set by the Board of Directors and ensure that the latter receives material, full and timely information so that it may assess management and analyze whether the responsibilities assigned are effectively fulfilled.

•	Monitor the managers from different divisions, in line with the policies and procedures set by the Board of Directors and establish an effective internal control system.

Basic Holding Structure

Banco de Galicia y Buenos Aires S.A.’s majority shareholder is Grupo Financiero Galicia S.A. In turn, Banco de Galicia y Buenos Aires S.A. holds equity investments in supplementary companies as controlling company, as well as minority interests in companies whose controlling company is its own controlling company. From a business point of view, this structure allows the Bank to take advantage of significant synergies that guarantee the loyalty of its customers and additional businesses. All business relationships with these companies, whether permanent or occasional in nature, are fostered under the normal and usual market conditions and this is true when Banco de Galicia y Buenos Aires S.A. holds either a majority or minority interest. Grupo Financiero Galicia S.A.’s Board of Directors submits to the Shareholders’ Meeting’s vote which shall be Grupo Financiero Galicia’s vote, in its capacity as controlling company, at Banco de Galicia y Buenos Aires’s Shareholders’ Meeting. The same method of transparency and information as to its controlled companies and the companies it owns a stake in is applied at the Bank’s Shareholders’ Meetings, which are always attended by directors and officers thereof and the Board of Directors always provides detailed information about the Company’s activities.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

Business Conduct Policy and/or Code of Ethics

Banco de Galicia y Buenos Aires S.A. has a formally approved Code of Ethics that guides its policies and activities. It considers business objectivity and conflict-of-interests related-aspects, and how the employee should act upon identifying a breach of the Code of Ethics, with the involvement of the Organizational Development and Human Resources Management.

Information Related to Personnel Economic Incentive Practices

The Human Resources Committee, composed of two Directors, the Managing Director and the Organizational Development and Human Resources Division Manager, is in charge of establishing the compensation policy for Banco de Galicia y Buenos Aires S.A.’s personnel.

It is the policy of Banco de Galicia y Buenos Aires S.A. to manage the full compensation of its personnel based on the principles of fairness, meritocracy and justice, within the framework of the legal regulations in force.

The aim of this policy is to provide an objective and fair basis, through the design and implementation of tools for the management of the fixed and variable compensation paid to each employee, based on the scope and complexity of each position’s responsibilities, individual performance with regard to compliance thereof, contribution to the Bank’s results and conformity to market values, with the purpose of:

•	Attracting and creating loyalty with regard to quality personnel suitable for the achievement of the business strategy and goals.

•	Being an individual motivation means.

•	Easing the decentralized management of compensation administration.

•	Allowing the effective budget control of personnel costs.

•	Guaranteeing internal fairness.

In order to monitor and guarantee both external and internal fairness with regard to the payment of fixed and variable compensation, the Compensation area uses, and puts at the disposal of the Senior Management and the Human Resources Committee, market surveys published by consulting firms specialized in compensation issues, pursuant to the market positioning policies defined by the management division for the different corporate levels.

With the purpose of gearing individuals towards the achievement of attainable results that contribute to the global performance of the Bank/Area, and to the increase in motivation for the common attainment of goals, differentiating individual contribution, Banco de Galicia y Buenos Aires S.A. has different variable compensation systems:

1. Business Incentives and/or Incentives through Commissions system for business areas.

2. Annual Bonus System for management levels, officers and the rest of the employees who are not included in the business incentives system. The annual bonus is determined based on individual performance and Banco de Galicia y Buenos Aires S.A.’s results, and is paid in the first quarter of the next fiscal year. To determine the variable compensation for the senior management and middle management, the Bank uses the Management Performance Assessment System. This system has been designed including both qualitative and quantitative K.P.I. (Key Performance Indicators). In particular, quantitative Key Performance Indicators are designed respecting at least three minimum aspects:

•	Results.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

•	Business volume or size.

•	Projections: Indicators that protect the business for the future (For example: Quality, internal and external customer satisfaction, risk coverage, work environment, etc.).

The significance or impact of each of them is monitored and adjusted yearly pursuant to the strategy approved by the Board of Directors.

The interaction among these three aspects seeks to make incentives related to results and growth consistent with the risk thresholds determined by the Board of Directors.

In turn, there is no deferred payment of variable compensation subject to the occurrence of future events or in the long term, taking into consideration that the business environment in the Argentine financial system is characterized by being mainly transactional, with lending and borrowing transactions with a very short seasoning term.

Annual budget and management control – the latter carried out monthly in a general manner and quarterly in a more detailed manner - include different risk ratios, including the ratio between compensation and risks undertaken.

Variable compensation is only paid in cash. There are no payments in shares.

Every change to this policy is submitted to Banco de Galicia y Buenos Aires S.A.’s Human Resources Committee for its consideration.

NOTE 37. CREDIT LINES FOR THE PRODUCTIVE INVESTMENT

The Argentine Central Bank established the conditions to grant loans under the program “Credit Lines for the Productive Investment”, aimed at financing specific-purposes investment projects. The minimum amounts are applicable in proportion to deposits and agreed-upon rates are established by such organization. Banco de Galicia y Buenos Aires S.A. has complied with the placement of the above-mentioned loans, in accordance with the conditions referred to above.

NOTE 38. PENALTIES IMPOSED ON BANCO DE GALICIA Y BUENOS AIRES S.A. AND SUMMARY PROCEEDINGS COMMENCED BY THE ARGENTINE CENTRAL BANK

Penalties Imposed on Banco de Galicia y Buenos Aires S.A. existing as of March 31, 2015:

Argentine Central Bank’s Financial Summary Proceedings No. 1308. Decision No. 721/2013. Penalty notification date: October 28, 2013. Reason for the imposition of the penalty: Alleged non-compliance with the regulations on prevention of money laundering, due to lack of files and of customers’ awareness. Penalty amount and responsible individuals penalized (penalties): Banco de Galicia y Buenos Aires S.A. $ 230; Daniel A. Llambías $ 220; Luis M. Ribaya $ 172; Antonio R. Garcés $ 169; Enrique M. Garda Olaciregui $ 126; Eduardo A. Fanciulli $ 126; Sergio Grinenco $ 120; Guillermo J. Pando $ 120; and Pablo Garat $ 70. Status of the proceedings: The individuals on whom penalties were imposed filed an administrative appeal against the aforementioned penalties, which is pending at the Division V of the Argentine Federal Court of Appeals in Administrative Matters. Accounting treatment: Fines were paid in full and charged to income for the corresponding period/fiscal year.

Argentine Central Bank’s Financial Summary Proceedings No. 1223 and 1226 (accumulated). Decision No. 762/2013. Penalty notification date: November 15, 2013. Reason for the imposition of the penalty: Alleged non-compliance with

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

Communiqué “A” 3426 and Communiqué “A” 3381 of the Argentine Central Bank, and alleged non-compliance with restrictions related to assistance to related customers. Penalty amount and responsible individuals penalized (penalties): Banco de Galicia y Buenos Aires S.A. $ 400; José H. Petrocelli $ 328; Luis M. Ribaya $ 328; Eduardo J. Zimermann $ 324; Antonio R. Garcés $ 400; Eduardo H. Arrobas $ 400; Daniel A. Llambías $ 400; Eduardo J. Escasany $ 260; Federico Braun $ 260; and Abel Ayerza $ 258. In the case of Messrs. Juan M. Etchegoyhen, Federico M. Caparrós Bosch, Jorge Grouman, Norberto R. Armando (deceased), Daniel Morgan (deceased), Luis O. Oddone, Ricardo A. Bertoglio (deceased), Norberto D. Corizzo and Adolfo H. Melian, warning penalty. Status of the proceedings: The individuals on whom penalties were imposed filed an administrative appeal against the aforementioned penalties, which is pending at the Division V of the Argentine Federal Court of Appeals in Administrative Matters. Accounting treatment: Fines were paid in full and charged to income for the corresponding fiscal year.

U.I.F.’s Summary Proceedings No. 68/09. Decision No. 36/2010 U.I.F. Penalty notification date: February 25, 2010. Reason for the imposition of the penalty: Alleged omission to report suspicious activities, in possible infringement of Act No. 25246. Penalty amount and responsible individuals penalized (penalties): Banco de Galicia y Buenos Aires S.A. $ 2,241; Eduardo A. Fanciulli $ 812; Enrique M. Garda Olaciregui $ 1,429. Status of the proceedings: The individuals on whom penalties were imposed filed a direct appeal against the aforementioned penalties, which is pending at the Division I of the Argentine Federal Court of Appeals in Administrative Matters. Accounting treatment: As of March 31, 2015 and December 31, 2014, a provision for $ 4,483 and $ 3,464, respectively, has been set up.

U.I.F.’s Summary Proceedings No. 213/12. Decision No. 174/2014. Penalty notification date: May 6, 2014. Reason for the imposition of the penalty: Alleged omission to report suspicious activities, in possible infringement of Section 24 of Act No. 25246. Penalty amount and responsible individuals penalized (penalties): Banco de Galicia y Buenos Aires S.A. $ 324; Enrique M. Garda Olaciregui, Pablo M. Garat, Sergio Grinenco, Pablo Gutierrez, Guillermo J. Pando, Luis M. Ribaya and Antonio R. Garcés $ 324, jointly. Status of the proceedings: The individuals on whom penalties were imposed filed a direct appeal against the aforementioned penalties, which is pending at the Division III of the Argentine Federal Court of Appeals in Administrative Matters. Accounting treatment: As of March 31, 2015 and December 31, 2014, a provision for $ 648 and $ 257, respectively, has been set up.

Summary Proceedings Commenced by the Argentine Central Bank (with no Penalties) Pending as of March 31, 2015:

Summary Proceedings No. 5497, notified on October 8, 2013. Charges filed: Alleged infringement of Communiqué “A” 5264 of the Argentine Central Bank (verification of requirements) in foreign exchange transactions under code 963 (family assistance). Individuals subject to summary proceedings: María José Baldatti and Pablo D. Contreras. The summary proceedings were filed with the Economic Criminal Court and the judge of Court of First Instance No. 14 of such jurisdiction absolved Banco de Galicia y Buenos Aires S.A., Ms. María José Baldatti and Mr. Pablo D. Contreras of all blame and charge on March 25, 2015. The judge’s decision has become final.

Summary Proceedings No. 5520, notified on October 10, 2013. Charges filed: Alleged infringement of Communiqué “A” 3471 and Communiqué “C” 35372 of the Argentine Central Bank with regard to the crediting, in favor of residents in Argentina, of different amounts from payments from abroad without registering foreign exchange transactions with regard to such residents. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A., Héctor D’Alessandro and Mónica B. Patricelli.

Summary Proceedings No. 6075, notified on January 26, 2015. Charges filed: Alleged infringement of Communiqué “A” 4940, “A” 4662 and “C” 51232 of the Argentine Central Bank upon carrying out eight foreign exchange transactions.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A., Alejandro Antonelli, Sergio Lenzuen, Daniel B. Toloza, Ignacio J. Castro, José A. Petracca, Juan C. Litardo, Laura C. Cifala, Marcela R. Skrebutenas, María J. Baldatti, María V. Lema, Marina A. de Sierra, Matías L. Alvarez, Matías N. Abate, María B. Troitiño, Natalia Bortoli, Alejandro Schlimovich Ricciardi and Sandra P. Jaleh Camin.

The provisioning criterion required by Communiqué “A” 5689 differs from that of the Argentine GAAP in force in Buenos Aires. Banco de Galicia y Buenos Aires S.A. reserves the right to dispute the legitimacy of such Communiqué and file a claim for any damages its application could cause the Bank.

Compañía Financiera Argentina S.A. Compañía Financiera Argentina S.A. has not been imposed any penalties that should be informed under the terms of Argentine Central Bank’s Communiqué “A” 5689, and to date has no summary proceedings brought against it by the Argentine Central Bank.

NOTE 39. SUBSEQUENT EVENTS

Banco de Galicia y Buenos Aires S.A.

The Shareholders’ Meeting held on April 29, 2015, resolved, pursuant to the rules and regulations in force, to allocate Unappropriated Retained Earnings as of December 31, 2014, as follows:

- To Legal Reserve	$631,683
- To Discretionary Reserve	$2,526,733

Tarjetas Regionales S.A.

The Shareholders’ Meeting held during April 2015 approved a distribution of cash dividends in the amount of $ 160,000.

Galicia Warrants S.A.

On April 8, 2015, the company executed an agreement with Atanor S.C.A., whereby it agrees to build a warehouse where Atanor S.C.A. will store goods for a term of six consecutive years as from this fiscal year. For such purpose, as of that date, Galicia Warrants S.A. took a loan amounting to $ 14,025 from Banco de Inversión y Comercio Exterior.

Net Investment S.A.

On April 7, 2015, the company’s Board of Directors decided to exercise the put option on 325 shares in Weemba, Inc., representing the whole interest in this company, according to the Put Option Agreement executed on May 17, 2010. The option price amounts to US$ 15.39 (United States dollars fifteen with 39/100) per share. The collection took place on April 23 through an inflow into the bank account of $ 44,415.54 (U.S. Dollar price of $ 8.88).

GRUPO FINANCIERO GALICIA S.A.

BALANCE SHEET

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Figures Stated in Thousands of Pesos)

	Notes	Schedules	03.31.15	12.31.14
Assets
Current Assets
Cash and Due from Banks	2 and 11		687	565
Investments	9 and 11	D and G	27,703	9,623
Other Receivables	3, 9 and 11	E and G	51,135	34,231

Total Current Assets			79,525	44,419

Non-current Assets
Other Receivables	3, 9, 11 and 13	E and G	94,857	89,674
Investments	9	B and C	11,519,353	10,591,721
Fixed Assets		A	351	397

Total Non-current Assets			11,614,561	10,681,792

Total Assets			11,694,086	10,726,211

Liabilities
Current Liabilities
Financial Debt	4, 9 and 15		120,319	120,331
Salaries and Social Security Contributions	5 and 9		799	1,050
Tax Liabilities	6 and 9		36,349	27,135
Other Liabilities	7, 9 and 11	G	3,588	3,065

Total Current Liabilities			161,055	151,581

Non-current Liabilities
Financial Debt	4, 9 and 15		328,200	328,200
Other Liabilities	7 and 9		6	6

Total Non-current Liabilities			328,206	328,206

Total Liabilities			489,261	479,787

Shareholders’ Equity (per Related Statement)			11,204,825	10,246,424

Total Liabilities and Shareholders’ Equity			11,694,086	10,726,211

The accompanying Notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

BALANCE SHEET – MEMORANDUM ACCOUNTS

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(Figures Stated in Thousands of Pesos)

	Notes	Schedules	03.31.15	12.31.14
Unused Overdrafts	11		230,000	125,000

Total			230,000	125,000

The accompanying Notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos)

	Notes	Schedules	03.31.15	03.31.14
Net Income on Investments in Related Institutions			987,084	845,600

Administrative Expenses	11	H	(5,433)	(9,331)

Financial and Holding Loss	11		(22,493)	(7,572)

Generated by Assets			3,664	19,410
Interest
On Special Checking Account Deposits			1	1
On Mutual Funds			502	1,343
On Time Deposits	(*)		6	6
On Promissory Notes Receivable	(*)		—	8
Foreign Exchange Income			3,155	18,052
Generated by Liabilities			(26,157)	(26,982)
Interest
On Financial Debt	(*)		(26,074)	(26,505)
Others			—	—
Foreign Exchange Loss			(83)	(477)

Other Income and Expenses – (Loss)/Income			(757)	2,004

Net Income before Income Tax			958,401	830,701

Income Tax	13		—	—

Net Income for the Period	14		958,401	830,701

(*)	Balances net of eliminations corresponding to transactions conducted with companies included in Section 33 of Law No. 19550. See Note 11.

The accompanying Notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos)

Item	Shareholders’ Contributions (*)					Retained Earnings (**)
	Capital Stock	Capital Adjustment	Premium for Negotiation of Shares in Own Portfolio	Additional Paid-in Capital	Total	Legal Reserve	Discretionary Reserve	Unappropriated Retained Earnings	Total Shareholders’ Equity
Balances as of 12.31.13	1,300,265	278,131	606	218,990	1,797,992	200,065	3,125,519	1,823,653	6,947,229

Income for the Period	—	—	—	—	—	—	—	830,701	830,701

Balances as of 03.31.14	1,300,265	278,131	606	218,990	1,797,992	200,065	3,125,519	2,654,354	7,777,930

Balances as of 12.31.14	1,300,265	278,131	606	218,990	1,797,992	291,248	4,819,394	3,337,790	10,246,424

Income for the Period	—	—	—	—	—	—	—	958,401	958,401

Balances as of 03.31.15	1,300,265	278,131	606	218,990	1,797,992	291,248	4,819,394	4,296,191	11,204,825

(*)	See Notes 8 and 16.
(**)	See Note 12.

The accompanying Notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

STATEMENT OF CASH FLOWS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos)

	Notes	03.31.15	03.31.14
Changes in Cash
Cash at Beginning of Fiscal Year	1.I	10,188	10,743
Cash at Period-end	1.I	28,390	83,142

Net Increase in Cash		18,202	72,399

Causes for Changes in Cash
Operating Activities
Collections for Services		—	1,730
Payments to Suppliers of Goods and Services		(4,314)	(6,107)
Personnel Salaries and Social Security Contributions		(1,490)	(3,144)
Payments of Other Taxes		(756)	(1,820)
Collections for Other Operating Activities, Net		249	2,763

Net Cash Flow Used in Operating Activities		(6,311)	(6,578)

Investing Activities
Collection of Dividends		47,839	—
Collections for Sale of Fixed Assets		—	122
Payments for Equity Investments		—	(57)

Net Cash Flow Provided by Investing Activities		47,839	65

Financing Activities
Loans Received, Net		—	76,269
(Payments) / Collections of Interest, Net		(23,326)	2,643

Net Cash Flow (Used in) / Provided by Financing Activities		(23,326)	78,912

Net Increase in Cash		18,202	72,399

The accompanying Notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

NOTE 1. BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

These financial statements have been stated in thousands of Argentine Pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the F.A.C.P.C.E., approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 1 to the consolidated financial statements in relation to the criteria for the valuation of the subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

The preparation of financial statements at a given date requires the Company’s management to make estimates and assessments regarding events and/or situations and/or circumstances that affect or may affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period/fiscal year. The Company’s management makes estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Estimates and assessments made at the date these financial statements were prepared may differ from the situations, events and/or circumstances that may finally occur in the future.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 of the C.N.V., the Company discontinued the restatement of its financial statements as of March 1, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the Argentine Institute of Statistics and Census (I.N.D.E.C.).

The most significant accounting policies used in preparing the Financial Statements are listed below:

A. ASSETS AND LIABILITIES IN DOMESTIC CURRENCY

Monetary assets and liabilities which include, where applicable, the interest accrued at period/fiscal year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

B. ASSETS AND LIABILITIES IN FOREIGN CURRENCY (U.S. DOLLARS)

The assets and liabilities in foreign currency were stated at the U.S. Dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of the period/fiscal year.

Interest receivable or payable has been accrued, where applicable.

C. INVESTMENTS

C.1. Current

Time and special checking account deposits have been measured at their face value, plus accrued interest at period/fiscal year-end.

Argentine mutual fund units have been valued at period/fiscal year-end closing price.

C.2. Non-current

The equity investments in companies are recognized using the equity method as of period/fiscal year-end.

The consolidated financial statements of Sudamericana Holding S.A. have been prepared pursuant to the regulations of the Argentine Superintendency of Insurance (S.S.N.), which differ from Argentine GAAP in certain aspects. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

The equity investments in Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A. have been recognized using the equity method, which arises from financial statements prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 1.16. to the consolidated financial statements from Argentine GAAP.

D. GOODWILL

Goodwill resulting from the acquisition of shares in other companies, which is recorded under “Investments”, has been valued at its acquisition cost, net of the corresponding accumulated amortization, calculated proportionally over the estimated useful life.

Amortization is assessed on a straight-line basis in equal monthly installments, which is the amortization term of 120 months. See Schedule B.

The updated residual value of the assets does not exceed their estimated recoverable value at period/fiscal year-end.

E. FIXED ASSETS

Fixed Assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, and furniture and fixtures and 600 months for real estate. See Schedule A.

During fiscal year 2014, the Company retired from its assets those that, due to their physical and/or technological obsolescence, were not useful for their intended purpose, and which pieces could not be used or exploited.

On July 22, 2014, the Company’s Board of Directors decided to approve the sale of the real estate to Banco de Galicia y Buenos Aires S.A.

The updated residual value of the assets, taken as a whole, does not exceed their value-in-use at period/fiscal year-end.

F. FINANCIAL DEBT

Financial debt has been valued pursuant to the amount of money received, plus the accrued portion of interest as of period/fiscal year-end.

G. INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (see Note 13 to the financial statements). Due to the unlikelihood that future taxable income may be enough to absorb tax loss carry-forwards, the Company has established an allowance for impairment of value with regard to such income and has not recorded tax loss carry-forwards. See Schedule E.

The Company determines the minimum presumed income tax at the effective rate of 1% of the computable assets at period/fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year shall be determined by the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The Company has set up a provision for the minimum presumed income tax credit accrued during this period and the previous fiscal year, for $ 3,855 and $ 3,439, respectively, since its recovery is not likely at the issuance date of these financial statements. See Schedule E.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

H. SHAREHOLDERS’ EQUITY

H.1. Activity in the Shareholders’ Equity accounts has been restated as mentioned in paragraphs three and four of this Note.

The “Subscribed and Paid-in Capital” account has been stated at its face value and at the value of the contributions in the currency value of the fiscal year in which those contributions were actually made.

The adjustment stemming from the restatement of that account in constant currency has been allocated to the “Capital Adjustment” account.

H.2. Income and Expense Accounts

The results of operations for each period are presented in the period in which they accrue.

I. STATEMENT OF CASH FLOWS

“Cash and Due from Banks”, investments and receivables held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant risks of changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	Notes	Schedules	03.31.15	12.31.14	03.31.14	12.31.13
Cash and Due from Banks	2		687	565	656	327
Investments		D and G	27,703	9,623	82,486	10,416

Total			28,390	10,188	83,142	10,743

NOTE 2. CASH AND DUE FROM BANKS

As of March 31, 2015 and December 31, 2014, the breakdown of the account was as follows:

	Notes	Schedules	03.31.15	12.31.14
Cash			14	14
Due from Banks – Checking Accounts	11		673	551

Total			687	565

NOTE 3. OTHER RECEIVABLES

As of March 31, 2015 and December 31, 2014, the breakdown of the account was as follows:

Current	Notes	Schedules	03.31.15	12.31.14
Tax Credits			1,860	2,065
Miscellaneous Receivables
Recoverable Expenses			38,159	28,887
Promissory Notes Receivable	11	G	2,612	5,118
Sundry Debtors			10,560	60
Prepaid Expenses			25	38
Others			198	1
Allowance for Impairment of Value of Miscellaneous Receivables		E	(2,279)	(1,938)

Total			51,135	34,231

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

Non-current	Notes	Schedules	03.31.15	12.31.14
Tax Credits
Minimum Presumed Income Tax Receivables			3,855	3,439
Allowance for Impairment of Value of Minimum Presumed Income Tax Receivables		E	(3,855)	(3,439)
Deferred Tax Asset	13		96,178	94,148
Allowance for Impairment of Value of Deferred Tax Asset	13	E	(96,178)	(94,148)
Promissory Notes Receivable	11	G	94,857	89,674

Total			94,857	89,674

NOTE 4. FINANCIAL DEBT

As of March 31, 2015 and December 31, 2014, the breakdown of the account was as follows:

Current	Notes	Schedules	03.31.15	12.31.14
Notes	15		120,319	120,331

Total			120,319	120,331

Non-current	Notes	Schedules	03.31.15	12.31.14
Notes	15		328,200	328,200

Total			328,200	328,200

NOTE 5. SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

As of March 31, 2015 and December 31, 2014, the breakdown of the account was as follows:

Current	Notes	Schedules	03.31.15	12.31.14
Argentine Integrated Social Security System (S.I.P.A.)			97	118
Provision for Bonuses			436	475
Provision for Retirement Insurance			163	454
Provision for Annual Salary Bonus (SAC)			99	—
Others			4	3

Total			799	1,050

NOTE 6. TAX LIABILITIES

As of March 31, 2015 and December 31, 2014, the breakdown of the account was as follows:

Current	Notes	Schedules	03.31.15	12.31.14
Income Tax – Withholdings to Be Deposited			75	61
Provision for Tax on Personal Property – Substitute Taxpayer			36,220	26,949
Provision for Turnover Tax			54	125

Total			36,349	27,135

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

NOTE 7. OTHER LIABILITIES

As of March 31, 2015 and December 31, 2014, the breakdown of the account was as follows:

Current	Notes	Schedules	03.31.15	12.31.14
Sundry Creditors			792	673
Provision for Expenses	11	G	2,793	2,389
Guarantee Deposit of Directors			3	3

Total			3,588	3,065

Non-current	Notes	Schedules	03.31.15	12.31.14
Guarantee Deposit of Directors			6	6

Total			6	6

NOTE 8. CAPITAL STATUS

The capital status as of March 31, 2015 and December 31, 2014 was as follows:

Capital Stock	Face Value			Restated at Constant Currency
	Subscribed	Paid-in	Registered
Balances as of 12.31.13	1,300,265	1,300,265	1,241,407	1,578,396
Increase due to Merger (*)	—	—	58,858	—

Balances as of 12.31.14	1,300,265	1,300,265	1,300,265	1,578,396

Balances as of 03.31.15	1,300,265	1,300,265	1,300,265	1,578,396

(*)	See Note 16.

NOTE 9. ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS AND DEBTS

As of March 31, 2015, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was as follows:

	Investments	Other Receivables	Financial Debt	Salaries and Social Security Contributions	Tax Liabilities	Other Liabilities
1st Quarter (*)	27,703	48,308	18,519	200	36,349	3,588
2nd Quarter (*)	—	2,625	101,800	—	—	—
3rd Quarter (*)	—	199	—	—	—	—
4th Quarter (*)	—	3	—	599	—	—
After One Year (*)	—	94,857	328,200	—	—	6

Subtotal Falling Due	27,703	145,992	448,519	799	36,349	3,594
No Set Due Date	11,519,353	—	—	—	—	—
Past Due	—	—	—	—	—	—

Total	11,547,056	145,992	448,519	799	36,349	3,594

Non-interest Bearing	11,519,418	48,523	—	799	36,349	3,594
At Variable Rate	19,365	97,469	448,519	—	—	—
At Fixed Rate	8,273	—	—	—	—	—

Total	11,547,056	145,992	448,519	799	36,349	3,594

(*)	From the closing date of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

NOTE 10. EQUITY INVESTMENTS

The breakdown of the Company’s direct equity investments as of period/fiscal year-end was as follows:

Information as of:	03.31.15
Issuing Company	Direct Holding
	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	562,326,651	100.00000	100.00000
Compañía Financiera Argentina S.A.	Ordinary	16,726,875	3.00000	3.00000
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary	19,000	95.00000	95.00000
Galicia Warrants S.A.	Ordinary	875,000	87.50000	87.50000
Net Investment S.A.	Ordinary	10,500	87.50000	87.50000
Sudamericana Holding S.A.	Ordinary	162,447	87.50034	87.50034

(*)	Ordinary shares A and B.

Information as of:	12.31.14
Issuing Company	Direct Holding
	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	562,326,651	100.00000	100.00000
Compañía Financiera Argentina S.A.	Ordinary	16,726,875	3.00000	3.00000
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary	19,000	95.00000	95.00000
Galicia Warrants S.A.	Ordinary	875,000	87.50000	87.50000
Net Investment S.A.	Ordinary	10,500	87.50000	87.50000
Sudamericana Holding S.A.	Ordinary	162,447	87.50034	87.50034

(*)	Ordinary shares A and B.

The controlled companies’ financial position and results of operations as of period/fiscal year-end are as follows:

Information as of:	03.31.15
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	97,744,586	86,964,374	10,780,212	880,960
Compañía Financiera Argentina S.A.	3,725,514	2,576,084	1,149,430	26,798
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	54,240	31,429	22,811	18,889
Galicia Warrants S.A.	48,698	30,639	18,059	2,891
Net Investment S.A.	183	6	177	5
Sudamericana Holding S.A.	478,208	16,458	461,750	74,691

Information as of:	12.31.14			03.31.14
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	88,745,948	78,846,696	9,899,252	773,550
Compañía Financiera Argentina S.A.	3,713,415	2,590,783	1,122,632	35,646
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	79,547	25,268	54,279	10,806
Galicia Warrants S.A.	46,313	19,135	27,178	4,173
Net Investment S.A.	179	6	173	11
Sudamericana Holding S.A.	400,339	13,279	387,060	60,250

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

On February 25, 2014, Grupo Financiero Galicia S.A.’s Board of Directors resolved the following: (i) to issue the statement of willingness to acquire provided for in Section 91, Subsection b) of Law No. 26831, with regard to all the remaining shares of Banco de Galicia y Buenos Aires S.A. held by third parties; (ii) to approve the criterion suggested by the Management Division on the fair price provided for in Section 94, second paragraph, of Law No. 26831, and establish it in $ 23.22 (figure stated in Pesos) for each remaining share held by third parties; (iii) to request the National Securities Commission the immediate withdrawal of Banco de Galicia y Buenos Aires S.A. from the public offering and listing at the Buenos Aires Stock Exchange, under the terms of Section 94, third paragraph, of Law No. 26831; (iv) to appoint Banco de Galicia y Buenos Aires S.A. as the financial institution where Grupo Financiero Galicia S.A. shall deposit the amount corresponding to the total value of Banco de Galicia y Buenos Aires S.A.’s remaining shares; and (v) to give Banco de Galicia y Buenos Aires S.A. notice of the statement of willingness to acquire.

On April 24, 2014, the Board of Directors of the C.N.V. approved the unilateral statement of willingness to acquire issued by the Company. Thus, on May 6, 2014, the amount corresponding to the total value of Banco de Galicia y Buenos Aires S.A.’s remaining shares was deposited. The C.N.V.’s approval of the aforementioned proceedings was registered with the Corporation Control Authority (I.G.J.) on July 14, 2014.

On August 4, 2014, the statement of willingness to acquire was executed by public deed, which makes Grupo Financiero Galicia S.A. the owner, by operation of law, of all of Banco de Galicia y Buenos Aires S.A.’s existing shares, pursuant to the provisions of Section 95 of Law No. 26831. The unilateral statement of willingness to acquire was registered with the Corporation Control Authority (I.G.J.) on September 12, 2014.

On April 7, 2014, Banco de Galicia y Buenos Aires S.A. presented Grupo Financiero Galicia S.A. with an offer to sell 19,000 shares of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión, representing 95% of the aforementioned company’s capital stock, which was considered accepted at the time the buyer made a payment equivalent to 25% of the total purchase price.

On April 15, 2014, Grupo Financiero Galicia S.A.’s Board of Directors approved the purchase of 95% of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión’s capital stock, and, on that same date, the Company paid 25% of the total agreed price, which amounted to $ 39,482. The remaining 75% was paid on October 10, 2014.

NOTE 11. SECTION 33 OF LAW 19,550 - CORPORATIONS LAW

The financial statements include the following significant balances corresponding to transactions with its controlled companies and its subsidiaries:

BANCO DE GALICIA Y BUENOS AIRES S.A.

Assets	Notes	Schedules	03.31.15	12.31.14
Cash and Due from Banks – Checking Accounts	2		564	435
Investments – Special Checking Account		D	65	63
Other Receivables – Promissory Notes Receivable	3	G	97,469	94,792

Total			98,098	95,290

Liabilities	Notes	Schedules	03.31.15	12.31.14
Other Liabilities – Provision for Expenses	7		320	638

Total			320	638

Memorandum Accounts	Notes	Schedules	03.31.15	12.31.14
Unused Balance of Agreement			230,000	125,000

Total			230,000	125,000

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

Income	Notes	Schedules	03.31.15	03.31.14
Financial Income – Interest on Promissory Notes Receivable			2,585	2,243
Financial Income – Interest on Time Deposits			—	1,694

Total			2,585	3,937

Expenses	Notes	Schedules	03.31.15	03.31.14
Administrative Expenses		H
Other Operating Expenses			958	496
Other Expenses			12	10
Expenses Corresponding to the Issuance of the Global Program for the Issuance of Notes			—	1,080
Financial Expenses – Interest on Financial Debt			499	412

Total			1,469	1,998

GALICIA WARRANTS S.A.

Assets	Notes	Schedules	03.31.15	12.31.14
Other Receivables – Sundry Debtors	3 and 9		10,500	—

Total			10,500	—

NOTE 12. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the Corporations Law, the Corporate Bylaws and Resolution No. 368/01 of the C.N.V., 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

NOTE 13. INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:

Assets	Tax Loss Carry- forwards	Other Receivables	Allowances	Other Liabilities	Total
Balances as of 12.31.13	68,168	2,486	962	434	72,050
Charge to Income	21,657	529	220	(286)	22,120

Balances as of 12.31.14	89,825	3,015	1,182	148	94,170
Charge to Income	8,485	(55)	265	—	8,695
Expiration of Tax Loss Carry-forwards	(6,662)	—	—	—	(6,662)

Balances as of 03.31.15	91,648	2,960	1,447	148	96,203

Liabilities	Fixed Assets	Total
Balances as of 12.31.13	92	92
Charge to Income	(70)	(70)

Balances as of 12.31.14	22	22
Charge to Income	3	3

Balances as of 03.31.15	25	25

Net deferred tax assets as of March 31, 2015 and December 31, 2014 amount to $ 96,178 and $ 94,148, respectively.

A provision for the deferred tax asset has been fully recorded, since it is supposed that the recovery thereof is not likely at the issuance date of these financial statements. See Schedule E.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

Tax loss carry-forwards recorded by the Company, pending use, amount to approximately $ 261,849, pursuant to the following breakdown:

Year of Generation	Amount	Year Due	Deferred Tax Assets
2011	28,062	2016	9,822
2012	37,359	2017	13,076
2013	110,306	2018	38,608
2014	61,878	2019	21,657
2015	24,244	2020	8,485

The classification of net deferred tax assets and liabilities recorded in accordance with their expected term of turn-around is shown in Note 9.

The following table shows the reconciliation of income tax charged to income to that which would result from applying the tax rate in force to the book income before tax:

	03.31.15	03.31.14
Book Income Before Income Tax	958,401	830,701
Income Tax Rate in Force	35%	35%

Result for the Period at the Tax Rate	335,440	290,745
Permanent Differences at the Tax Rate
Increase in Income Tax
Expenses not Included in Tax Return	958	2,599
Other Causes	846	354
Decrease in Income Tax
Loss on Investments in Related Institutions	(345,936)	(295,637)
Other Causes	—	(27)
Allowance for Impairment of Value (Schedule E)	8,692	1,966

Total Income Tax Charge Recorded	—	—

The following table shows the reconciliation of tax charged to income to tax determined for the period for tax purposes:

	03.31.15	03.31.14
Total Income Tax Charge Recorded	—	—
Temporary Differences
Variation in Deferred Tax Assets	8,695	1,963
Variation in Deferred Tax Liabilities	(3)	3
Allowance for Impairment of Value (Schedule E)	(8,692)	(1,966)

Total Tax Determined for Tax Purposes	—	—

NOTE 14. EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of March 31, 2015 and 2014:

	03.31.15	03.31.14
Income for the Period	958,401	830,701
Outstanding Ordinary Shares Weighted Average	1,300,265	1,300,265
Diluted Ordinary Shares Weighted Average	1,300,265	1,300,265
Earnings per Ordinary Share (*)
Basic	0.7371	0.6389
Diluted	0.7371	0.6389

(*)	Figures stated in Pesos.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

NOTE 15. GLOBAL PROGRAM FOR THE ISSUANCE OF NOTES

On March 9, 2009, the General Ordinary Shareholders’ Meeting approved the creation of a Global Program for the Issuance of Simple Notes, not convertible into shares. Such Notes may be short-, mid- and/or long-term, secured or unsecured, peso-denominated, dollar-denominated or else may be in any other currency, subject to the compliance with all the legal or regulatory requirements applicable to the issuance in such currency or currency unit, adjustable or non-adjustable, and for a maximum outstanding face value of up to US$ 60,000 (sixty million U.S. Dollars) or the equivalent thereof in another currency.

The maximum term of the program shall be five years as from the date the program is authorized by the C.N.V., or for any longer term authorized pursuant to regulations in force.

Apart from that, the Notes may be issued pursuant to the laws and jurisdiction of Argentina and/or any other foreign country, in several classes and/or series during the period the Program is outstanding, with the possibility to reissue the amortized classes and/or series without exceeding the Program’s total amount, and notwithstanding the fact that the maturity dates of the different classes and/or series issued occur after the Program’s expiration date, with amortization terms not shorter than the minimum term or longer than the maximum term permitted by the regulations set forth by the C.N.V., among other terms.

By means of Resolution No. 16113 dated April 29, 2009, the C.N.V. decided to authorize, with certain conditions, the creation of the Global Program. Such conditions was released on May 8, 2009.

The Shareholders’ Meeting held on April 14, 2010 approved an increase of US$ 40,000 in the amount of the Global Program for the Issuance of Notes, which was later confirmed by the Company’s Shareholders’ Meeting held on August 2, 2012.

On February 27, 2013, the Company’s Board of Directors approved to begin the proceedings to increase the amount of the program. On April 25, 2013, the C.N.V. authorized to increase the maximum amount of issuance of the Global Program of Simple Notes, not convertible into shares, for up to a F.V. of US$ 100,000 or its equivalent in other currencies.

On January 30, 2014, the Company placed Class V, Series I and II, Notes.

On May 8, 2014, through Resolution No. 17343, the C.N.V. decided to authorize the extension of the term of the Global Program for five (5) years.

On October 23, 2014, Grupo Financiero Galicia S.A. issued Class VI Notes for a total amount of $ 250,000, in two Series: Series I for $ 140,155, maturing on April 23, 2016, and Series II for $ 109,845, maturing on October 23, 2017, both with interest paid on a quarterly basis as of January 23, 2015. Amortization of both Series shall be paid in only one installment upon maturity of each series. Part of the subscription of Class VI Notes was carried out through the payment in Class IV Notes, with a face value of $ 30,997.

As of March 31, 2015 and December 31, 2014, the following Notes issued in Pesos were outstanding:

Class	F.V. Amount	Term	Maturity Date	Interest Rate	Book Value $
					03.31.15	12.31.14
V Series I	$101,800	18 months	07.31.15	Variable Badlar + 4.25%	105,902	105,901
V Series II	$78,200	36 months	01.31.17	Variable Badlar + 5.25%	81,477	81,481
VI Series I	$140,155	18 months	04.23.16	Variable Badlar + 3.25%	146,287	146,289
VI Series II	$109,845	36 months	10.23.17	Variable Badlar + 4.25%	114,853	114,860

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

NOTE 16. MERGER BY ABSORPTION OF THESEUS S.A. AND LAGARCUE S.A. AND CAPITAL INCREASE

On September 10, 2013, a Preliminary Merger Agreement was entered into, which described the terms and conditions of the merger by absorption by Grupo Financiero Galicia S.A., as merging company, of the total assets and liabilities of Lagarcué S.A. and Theseus S.A., as merged companies.

The Preliminary Merger Agreement, the special balance sheets for merger purposes and the consolidated balance sheet for merger purposes, ended on September 30, 2013, were approved by Lagarcué S.A. and Theseus S.A. at the Extraordinary Shareholders’ Meeting held on September 10, 2013.

At Grupo Financiero Galicia S.A.’s Extraordinary Shareholders’ Meeting held on November 21, 2013, the aforementioned documents were approved, as well as the exchange ratio and the capital increase by $ 58,858, through the issuance of 58,857,580 ordinary book-entry Class “B” shares, with a face value of $ 1 (figure stated in Pesos) and one vote per share, entitled to take part in the distribution of profits as from the fiscal year commenced on January 1, 2013.

On December 18, 2013, the Final Merger Agreement was signed and executed by public deed pursuant to the provisions of Section 83, Subsection 4 of the Corporations Law. Therefore, Grupo Financiero Galicia S.A. incorporated the aforementioned companies by absorption, in effect as of September 1, 2013. In this way, 25,454,193 Class “B” shares of the controlled company Banco de Galicia y Buenos Aires S.A., representing 4.526585% of the capital stock, owned by Lagarcué S.A. and Theseus S.A. were incorporated.

Consequently, Grupo Financiero Galicia S.A. held 560,199,603 shares of Banco de Galicia y Buenos Aires S.A., representing 99.621742% of the Company’s capital stock and 99.621742% of votes.

On February 27, 2014, through Resolution No. 17300, the Board of Directors of the National Securities Commission (C.N.V.) gave its consent to the merger by absorption of Grupo Financiero Galicia S.A. (as merging company) with Lagarcué S.A. and Theseus S.A. (as merged companies) and to Grupo Financiero Galicia S.A.’s capital increase, ordering its registration.

The merger by absorption and the dissolution of the merged companies were registered at the Corporation Control Authority (I.G.J.) on June 12, 2014, while the capital increase of the merging company was registered on July 10, 2014.

NOTE 17. SUBSEQUENT EVENTS

The General Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2015 resolved, pursuant to the rules and regulations in force, to allocate Unappropriated Retained Earnings as of December 31, 2014, as follows:

- To Legal Reserve	$24,432
- To Cash Dividends	$100,000
- To Discretionary Reserve	$3,213,358

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE A – FIXED ASSETS AND INVESTMENTS IN ASSETS OF A SIMILAR NATURE

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos)

Main Account	At Beginning of Fiscal Year	Increases	Decreases (*)	Balance at Period- end	Depreciation					Net Book Value	Net Book Value for Previous Fiscal Year
					Accumulated at Beginning of Year	Decreases (*)	Annual Rate %	Amount for the Period	Accumulated at Period-end
Real Estate (*)	—	—	—	—	—	—	2	—	—	—	—
Furniture and Fixtures	2	—	—	2	1	—	20	—	1	1	1
Machines and Equipment	696	—	—	696	402	—	20	33	435	261	294
Vehicles	108	—	—	108	85	—	20	5	90	18	23
Hardware	167	—	—	167	88	—	20	8	96	71	79

Totals as of 03.31.15	973	—	—	973	576	—		46	622	351	—

Totals as of 12.31.14	2,938	—	1,965	973	1,590	1,215		201	576	—	397

(*)	See Note 1.E.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE B – GOODWILL

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos)

Main Account	At Beginning of Fiscal Year	Increases	Decreases	Balance at Period- end	Amortization						Net Book
					Accumulated at Beginning of Year	Decreases	Annual Rate %	Amount for the Period	Accumulated at Period-end	Net Book Value	Value for Previous Fiscal Year
Goodwill (Schedule C)	43,052	—	—	43,052	18,062	—	10	2,419	20,481	22,571	24,990

Totals as of 03.31.15	43,052	—	—	43,052	18,062	—		2,419	20,481	22,571	—

Totals as of 12.31.14	23,544	19,508	—	43,052	10,295	—		7,767	18,062	—	24,990

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE C – INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES – EQUITY INVESTMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos)

Issuance and Characteristics of the Securities	Class	Face Value	Amount	Acquisition Cost	Market Price	Equity Method	Book Value as of 03.31.15	Book Value as of 12.31.14
Non-current Investments
Corporations. Section 33 of Law No. 19550:
Companies subject to Direct and Indirect Control (*)
Banco de Galicia y Buenos Aires S.A.	Ord. “A”	0.001	101
	Ord. “B”	0.001	562,326,550
			562,326,651	3,384,304	—	11,026,678	11,026,678	10,124,938
	Goodwill (**)			43,052	—	—	22,571	24,990
Compañía Financiera Argentina S.A.	Ordinary	0.001	16,726,875	25,669	—	34,487	34,487	33,684
Galicia Administradora de Fondos Comunes de Inversión S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary	0.001	19,000	39,481	—	21,671	21,671	51,565
Galicia Warrants S.A.	Ordinary	0.001	875,000	11,829	—	15,802	15,802	23,781
Net Investment S.A.	Ordinary	0.001	10,500	22,341	—	156	156	151
Sudamericana Holding S.A.	Ordinary	0.001	162,447	42,918	—	397,988	397,988	332,612

Total Non-current Investments				3,569,594	—	11,496,782	11,519,353	10,591,721

(*)	See Note 10.
(**)	See Schedule B.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE C – INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES – EQUITY INVESTMENTS (CONTINUED)

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos)

Issuance and Characteristics of the Securities	Information on the Issuing Companies Latest Financial Statements (*)
	Principal Line of Business	Date	Capital Stock	Net Income		Shareholders’ Equity	Percentage of Equity Held in the Capital Stock
Non-current Investments
Corporations. Section 33 of Law No. 19550:
Companies subject to Direct and Indirect Control
Banco de Galicia y Buenos Aires S.A.	Financial Activities	03.31.15	562,327	880,960		10,780,212	100.00000
Compañía Financiera Argentina S.A.	Financial Activities	03.31.15	557,563	26,798		1,149,430	3.00000
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Administration of Mutual Funds	03.31.15	20	18,889		22,811	95.00000
Galicia Warrants S.A.	Issuance of Warrants	03.31.15	1,000	2,891		18,059	87.50000
Net Investment S.A.	Information Technology	03.31.15	12	5		177	87.50000
Sudamericana Holding S.A.	Financial and Investment Activities	03.31.15	186	190,271	(**)	461,750	87.50034

(*)	See Note 10.
(**)	For the nine-month period ended March 31, 2015.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE D – OTHER INVESTMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos)

Main Account and Characteristics	Notes	Schedules	03.31.15	12.31.14
Current Investments (*)
Deposits in Special Checking Accounts	11	G	8,225	7,985
Mutual Funds			19,365	1,530
Time Deposits			113	108

Total			27,703	9,623

(*)	Include accrued interest, if applicable.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE E – ALLOWANCES

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos)

Accounts	Balances at Beginning of Fiscal Year	Increases	Decreases	Balances at Period-end	Balances at the Previous Fiscal Year-end
Deducted from Assets
Impairment of Value of Deferred Tax Asset	94,148	8,692	6,662	96,178	94,148
Impairment of Value of Miscellaneous Receivables	1,938	341	—	2,279	1,938
Impairment of Value of Minimum Presumed Income Tax Receivables	3,439	416	—	3,855	3,439

Total as of 03.31.15	99,525	9,449	6,662	102,312	—

Total as of 12.31.14	76,707	22,914	96	—	99,525

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE G – FOREIGN CURRENCY ASSETS AND LIABILITIES

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$))

Accounts	Amount and Type of Foreign Currency		Exchange Rate	Amount in Argentine Pesos ($) as of 03.31.15	Amount and Type of Foreign Currency		Amount in Argentine Pesos ($) as of 12.31.14
Assets
Current Assets
Investments
Deposits in Special Checking Accounts	US$	932.44	8.8197	8,224	US$	933.46	7,984
Other Receivables
Promissory Notes Receivable	US$	296.12	8.8197	2,612	US$	598.50	5,118

Total Current Assets				10,836			13,102

Non-current Assets
Other Receivables
Promissory Notes Receivable	US$	10,755.15	8.8197	94,857	US$	10,485.73	89,674

Total Non-current Assets				94,857			89,674

Total Assets				105,693			102,776

Liabilities
Current Liabilities
Other Liabilities
Suppliers	US$	40	8.8197	353	US$	—	—
Provision for Expenses	US$	239.71	8.8197	2,114	US$	194.43	1,663

Total Current Liabilities				2,467			1,663

Total Liabilities				2,467			1,663

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE H – INFORMATION REQUIRED BY SECTION 64, SUBSECTION B) OF LAW NO. 19550

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos)

	Total as of 03.31.15	Administrative Expenses	Total as of 03.31.14
Personnel Expenses	1,718	1,718	2,672
Directors’ and Syndics’ Fees	669	669	926
Other Fees	1,288	1,288	2,832
Taxes	966	966	1,620
Depreciation of Fixed Assets	46	46	52
Other Operating Expenses (*)	86	86	219
Other (*)	591	591	526
Expenses Corresponding to the “Global Program for the Issuance of Notes” (*)	69	69	484

Totals	5,433	5,433	9,331

(*)	Balances net of eliminations corresponding to transactions conducted with companies included in Section 33 of Law No. 19550. See Note 11.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($))

I. GENERAL ISSUES REGARDING THE COMPANY’S ACTIVITIES:

1. SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS.

None.

2. SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE FISCAL YEARS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS FISCAL YEARS, OR THOSE THAT SHALL BE PRESENTED IN FUTURE FISCAL YEARS.

None.

3. CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES ACCORDING TO THEIR ESTIMATED COLLECTION OR PAYMENT TERM.

Receivables: See Note 9 to the financial statements.

Debts: See Note 9 to the financial statements.

4. CLASSIFICATION OF RECEIVABLES AND DEBTS IN SUCH A MANNER THAT ALLOWS KNOWING THE FINANCIAL EFFECTS OF THEIR MAINTENANCE.

Receivables: See Notes 1.A., 1.B. and 9 and Schedule G to the financial statements.

Debts: See Notes 1.A., 1.B. and 9 and Schedule G to the financial statements.

5. BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS – SECTION 33 OF LAW No. 19550, BOTH IN THE CAPITAL STOCK AND THE TOTAL VOTES. DEBIT AND/OR CREDIT BALANCES BY COMPANY AND CONSIDERED IN THE MANNER SET FORTH IN THE AFOREMENTIONED ITEMS 3 AND 4.

See Notes 9, 10 and 11 and Schedule C to the financial statements.

6. RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE.

As of March 31, 2015 and December 31, 2014, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

II. PHYSICAL INVENTORY OF INVENTORIES:

7. FREQUENCY AND SCOPE OF THE PHYSICAL INVENTORIES OF INVENTORIES.

As of March 31, 2015 and December 31, 2014, the Company did not have any inventories.

III. CURRENT VALUES:

8. SOURCES OF THE INFORMATION USED FOR CALCULATING CURRENT VALUES FOR THE ASSESSMENT OF INVENTORIES, FIXED ASSETS AND OTHER SIGNIFICANT ASSETS.

See Notes 1.C., 1.D. and 1.E. to the financial statements.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($))

9. FIXED ASSETS THAT HAVE BEEN TECHNICALLY APPRAISED.

As of March 31, 2015 and December 31, 2014, the Company did not have any fixed assets that have been technically appraised. See Schedule A.

10. FIXED ASSETS NOT USED BECAUSE THEY ARE OBSOLETE.

As of March 31, 2015 and December 31, 2014, the Company did not have any obsolete fixed assets which have a book value. See Schedule A.

IV. EQUITY INVESTMENTS:

11. EQUITY INVESTMENTS IN EXCESS OF WHAT IS SET FORTH BY SECTION 31 OF LAW No. 19550 AND PLANS FOR THE REGULARIZATION OF THIS SITUATION.

The Company is engaged in financial and investment activities, therefore the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

V. RECOVERABLE VALUES:

12. CRITERIA FOLLOWED TO DETERMINE THE SIGNIFICANT RECOVERABLE VALUES OF INVENTORIES, FIXED ASSETS AND OTHER ASSETS, USED AS LIMIT FOR THEIR RESPECTIVE ACCOUNTING VALUATIONS.

As of March 31, 2015 and December 31, 2014, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted in taking their value-in-use, based on the possibility of absorbing future depreciation charges with the profits reported by it.

VI. INSURANCE:

13. INSURANCE POLICIES FOR TANGIBLE ASSETS.

As of March 31, 2015 and December 31, 2014, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount	Book Value as of 03.31.15	Book Value as of 12.31.14
Vehicles	Theft, Robbery, Fire or Total Loss	252	18	23

VII. POSITIVE AND NEGATIVE CONTINGENCIES:

14. ELEMENTS USED FOR THE CALCULATION OF PROVISIONS, THE BALANCES OF WHICH, EITHER TAKEN INTO CONSIDERATION INDIVIDUALLY OR JOINTLY, EXCEED TWO PER CENT (2%) OF SHAREHOLDERS’ EQUITY.

None.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($))

15. CONTINGENCIES WHICH, AT THE DATE OF THE FINANCIAL STATEMENTS, ARE NOT OF REMOTE OCCURRENCE, THE EFFECTS OF WHICH ON SHAREHOLDERS’ EQUITY HAVE NOT BEEN GIVEN ACCOUNTING RECOGNITION. IT SHOULD BE STATED WHETHER THE LACK OF ACCOUNTING RECOGNITION IS BASED ON THE LIKELIHOOD OF OCCURRENCE OR ON THE DIFFICULTY TO ANALYZE SUCH EFFECTS.

As of March 31, 2015 and December 31, 2014, there were no contingencies which are not of remote occurrence and the effects of which on Shareholders’ Equity have not been given accounting recognition.

VIII. IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS:

16. STATUS OF CAPITALIZATION ARRANGEMENTS.

As of March 31, 2015 and December 31, 2014, there were no irrevocable contributions towards future share subscriptions.

17. CUMULATIVE UNPAID DIVIDENDS ON PREFERRED SHARES.

As of March 31, 2015 and December 31, 2014, there were no cumulative unpaid dividends on preferred shares.

18. CONDITIONS, CIRCUMSTANCES OR TERMS FOR THE TERMINATION OF THE RESTRICTIONS ON THE DISTRIBUTION OF UNAPPROPRIATED RETAINED EARNINGS, INCLUDING THOSE ORIGINATED DUE TO THE USE OF THE LEGAL RESERVE FOR THE ABSORPTION OF LOSSES WHICH ARE STILL PENDING REIMBURSEMENT.

See Note 12 to the financial statements.

GRUPO FINANCIERO GALICIA S.A.

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($))

Pursuant to the provisions of the Rules regarding Accounting Documentation of the Córdoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A. CURRENT ASSETS

a) Receivables:

1) See Note 9 to the financial statements.

2) See Notes 3 and 9 to the financial statements.

3) As of March 31, 2015 and December 31, 2014, the Company had not set up any allowances.

b) Inventories:

As of March 31, 2015 and December 31, 2014, the Company did not have any inventories.

B. NON-CURRENT ASSETS

a) Receivables:

See Schedule E to the financial statements.

b) Inventories:

As of March 31, 2015 and December 31, 2014, the Company did not have any inventories.

c) Investments:

See Note 10 and Schedule C to the financial statements.

d) Fixed Assets:

1) As of March 31, 2015 and December 31, 2014, the Company did not have any fixed assets that have been technically appraised.

2) As of March 31, 2015 and December 31, 2014, the Company did not have any obsolete fixed assets which have a book value.

e) Intangible Assets:

1) See Note 1.D, and Schedules B and C to the financial statements.

2) As of March 31, 2015 and December 31, 2014, there were no deferred charges.

C. CURRENT LIABILITIES

a) Liabilities:

1) See Note 9 to the financial statements.

2) See Notes 4, 5, 6, 7 and 9 to the financial statements.

D. PROVISIONS

See Schedule E to the financial statements.

E. FOREIGN CURRENCY ASSETS AND LIABILITIES

See Note 1.B. and Schedule G to the financial statements.

GRUPO FINANCIERO GALICIA S.A.

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE PERIOD COMMENCED JANUARY 1, 2015 AND ENDED MARCH 31, 2015, PRESENTED IN COMPARATIVE FORMAT

(Figures Stated in Thousands of Pesos ($))

F. SHAREHOLDERS’ EQUITY

1) As of March 31, 2015 and December 31, 2014, the Shareholders’ Equity did not include the “Irrevocable Advances towards Future Share Issues” account.

2) As of March 31, 2015 and December 31, 2014, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

G. MISCELLANEOUS

1) The Company is engaged in financial and investment activities, therefore the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

2) See Notes 9 and 11 to the financial statements.

3) As of March 31, 2015 and December 31, 2014, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

4) See Notes 9 and 11 to the financial statements.

5) As of March 31, 2015 and December 31, 2014, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount	Book Value as of 03.31.15	Book Value as of 12.31.14
Vehicles	Theft, Robbery, Fire or Total Loss	252	18	23

6) As of March 31, 2015 and December 31, 2014, there were no contingencies highly likely to occur which have not been given accounting recognition.

7) As of March 31, 2015 and December 31, 2014, the Company did not have any receivables including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19550 in these financial statements.

Buenos Aires, May 7, 2015.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF MARCH 31, 2015 AND DECEMBER 31,2014

(Figures Stated in Thousands of Pesos ($))

Grupo Financiero Galicia S.A.’s purpose is to strengthen its position as a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.’s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

MARCH 31, 2015

The income for the three-month period ended March 31, 2015 amounted to $ 958,401. This income has been mainly generated as a consequence of the valuation of equity investments in our subsidiaries.

On January 30, 2014, Grupo Financiero Galicia S.A. issued Class V Notes, in two Series: Series I for $ 101,800, maturing on July 31, 2015, and Series II, for $ 78,200, maturing on January 31, 2017, both with interest paid on a quarterly basis from April 30, 2014. Part of the subscription of Class V Notes was carried out through the payment in Class III Notes, with a face value of $ 20,622.

On October 23, 2014, Grupo Financiero Galicia S.A. issued Class VI Notes for a total amount of $ 250,000, in two Series: Series I for $ 140,155, maturing on April 23, 2016, and Series II for $ 109,845, maturing on October 23, 2017, both with interest paid on a quarterly basis as of January 23, 2015. Amortization of both Series shall be paid in only one installment upon maturity of each series. Part of the subscription of Class VI Notes was carried out through the payment in Class IV Notes, with a face value of $ 30,997.

The General Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2015 resolved, pursuant to the rules and regulations in force, to allocate Unappropriated Retained Earnings as of December 31, 2014, as follows:

- To Legal Reserve	$24,432
- To Cash Dividends	$100,000
- To Discretionary Reserve	$3,213,358

MERGER BY ABSORPTION OF THESEUS S.A. AND LAGARCUÉ S.A.

On February 27, 2014, through Resolution No. 17300, the Board of Directors of the National Securities Commission (C.N.V.) gave its consent to the merger by absorption of Grupo Financiero Galicia S.A. (as merging company) with Lagarcué S.A. and Theseus S.A. (as merged companies) and to Grupo Financiero Galicia S.A.’s capital increase, ordering its registration.

The dissolution by absorption of each of the merged companies and the merger by absorption by the merging company were registered on June 12, 2014, while the capital increase of the merging company was registered on July 10, 2014.

BANCO DE GALICIA Y BUENOS AIRES S.A.’S ACQUISITION OF MINORITY SHAREHOLDING

On February 25, 2014, Grupo Financiero Galicia S.A.’s Board of Directors resolved the following:

i.	to issue the statement of willingness to acquire provided for in Section 91, Subsection b) of Law No. 26831 with regard to all the remaining shares of Banco de Galicia y Buenos Aires S.A. held by third parties;

ii.	to approve the criterion suggested by the Management Division on the fair price provided for in Section 94, second paragraph, of Law No. 26831, and establish it in $ 23.22 (figure stated in Pesos) for each remaining share held by third parties;

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF MARCH 31, 2015 AND DECEMBER 31,2014

(Figures Stated in Thousands of Pesos ($))

iii.	to request the National Securities Commission’s immediate withdrawal of Banco de Galicia y Buenos Aires S.A. from the public offering and listing at the Buenos Aires Stock Exchange, under the terms of Section 94, third paragraph, of Law No. 26831;

iv.	to appoint Banco de Galicia y Buenos Aires S.A. as the financial institution where Grupo Financiero Galicia S.A. shall deposit the amount corresponding to the total value of Banco de Galicia y Buenos Aires S.A.’s remaining shares; and

v.	to give Banco de Galicia y Buenos Aires S.A. notice of the statement of willingness to acquire.

On April 24, 2014, the Board of Directors of the C.N.V. approved the unilateral statement of willingness to acquire issued by the Company. Thus, on May 6, 2014, the amount corresponding to the total value of Banco de Galicia y Buenos Aires S.A.’s remaining shares was deposited. The C.N.V.’s approval of the aforementioned proceedings was registered with the Corporation Control Authority (I.G.J.) on July 14, 2014.

On August 4, 2014, the statement of willingness to acquire was executed by public deed, which makes Grupo Financiero Galicia S.A. the owner, by operation of law, of all of Banco de Galicia y Buenos Aires S.A.’s existing shares, pursuant to the provisions of Section 95 of Law No. 26831.

On September 12, 2014, the unilateral statement of willingness to acquire was registered with the Corporation Control Authority (I.G.J.).

FINANCIAL STRUCTURE – MAIN ACCOUNTS OF THE CONSOLIDATED BALANCE SHEET

	03.31.15	03.31.14	03.31.13	03.31.12	03.31.11
Assets
Cash and Due from Banks	11,590,052	14,238,218	9,113,931	6,272,062	5,294,968
Government and Private Securities	15,128,241	6,768,371	2,525,493	6,114,388	3,277,650
Loans	72,139,296	55,957,811	44,053,470	32,099,732	23,177,758
Other Receivables Resulting from Financial Brokerage	9,802,032	6,501,490	4,811,521	5,392,282	3,926,784
Receivables from Financial Leases	1,039,404	1,100,807	892,086	609,017	458,398
Equity Investments	52,240	93,985	79,922	52,169	54,261
Bank Premises and Equipment, Miscellaneous Assets and Intangible Assets	3,904,047	3,178,053	2,575,400	2,020,665	1,557,165
Other Assets	2,657,484	1,825,131	1,358,942	1,144,792	1,145,312

Total Assets	116,312,796	89,663,866	65,410,765	53,705,107	38,892,296

Liabilities
Deposits	68,600,269	55,055,738	40,836,388	32,325,574	23,810,794
Other Liabilities Resulting from Financial Brokerage	28,899,333	20,787,723	14,748,805	13,662,990	9,159,630
Subordinated Notes	2,102,863	1,817,737	1,235,790	999,991	900,011
Other Liabilities	4,642,866	3,586,329	2,670,231	2,308,709	1,907,099
Minority Interest	862,640	638,409	750,486	574,497	417,249

Total Liabilities	105,107,971	81,885,936	60,241,700	49,871,761	36,194,783

Shareholders’ Equity	11,204,825	7,777,930	5,169,065	3,833,346	2,697,513

Total Liabilities and Shareholders’ Equity	116,312,796	89,663,866	65,410,765	53,705,107	38,892,296

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF MARCH 31, 2015 AND DECEMBER 31,2014

(Figures Stated in Thousands of Pesos ($))

INCOME STATEMENT – MAIN ACCOUNTS OF THE CONSOLIDATED INCOME STATEMENT

	03.31.15	03.31.14	03.31.13	03.31.12	03.31.11
Net Financial Income	2,773,496	2,581,122	1,488,892	1,170,621	766,070
Net Income from Services	1,779,866	1,179,368	915,272	728,386	548,542
Provision for Loan Losses	590,867	681,979	440,978	255,562	174,411
Administrative Expenses	2,767,524	2,051,930	1,693,809	1,291,044	902,842

Net Income from Financial Brokerage	1,194,971	1,026,581	269,377	352,401	237,359
Other Miscellaneous Income	429,038	361,951	242,789	131,829	122,894
Income Tax	665,608	557,831	213,179	202,499	132,240

Net Income	958,401	830,701	298,987	281,731	228,013

STRUCTURE OF THE CONSOLIDATED STATEMENT OF CASH FLOWS

	03.31.15	03.31.14	03.31.13	03.31.12	03.31.11
Funds (Used in) / Provided by Operating Activities	(4,249,880)	2,210,978	(109,760)	840,516	(121,195)
Funds Used in Investing Activities	(167,684)	(49,987)	(71,804)	(23,059)	(61,190)
Funds Provided by / (Used in) Financing Activities	397,843	(610,695)	78,399	(225,711)	481,420
Financial Results and by Holding of Cash and Cash Equivalents	231,565	1,179,794	132,272	9,845	82,460

Total Funds (Used) / Provided during the Period	(3,788,156)	2,730,090	29,107	601,591	381,495

RATIOS

LIQUIDITY

Since the consolidated accounts mainly stem from Banco de Galicia y Buenos Aires S.A., the individual liquidity ratio for the Bank is detailed as follows:

	03.31.15	03.31.14	03.31.13	03.31.12	03.31.11
Liquid Assets (*) as a Percentage of Transactional Deposits	76.81	82.91	59.00	79.21	66.77
Liquid Assets (*) as a Percentage of Total Deposits	36.36	35.24	27.59	38.84	34.48

(*)	Liquid Assets include cash and due from banks, Lebacs and Nobacs, net call money, short-term placements in correspondent banks, Special Guarantees Accounts at the Argentine Central Bank and repo and reverse repo transactions with the local market.

SOLVENCY

	03.31.15	03.31.14	03.31.13	03.31.12	03.31.11
Solvency	10.66	9.50	8.58	7.69	7.45

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF MARCH 31, 2015 AND DECEMBER 31,2014

(Figures Stated in Thousands of Pesos ($))

CAPITAL ASSETS

	03.31.15	03.31.14	03.31.13	03.31.12	03.31.11
Capital Assets (*)	3.40	3.65	4.06	3.86	4.14

(*)	Equity investments, bank premises and equipment, miscellaneous assets and intangible assets/total assets.

PROFITABILITY

	03.31.15	03.31.14	03.31.13	03.31.12	03.31.11
Return on Average Assets (*)	3.88	4.13	2.20	2.65	2.98
Return on Average Shareholders’ Equity (*)	35.74	44.65	23.79	31.11	35.34

(*)	Annualized.

EQUITY INVESTMENTS

BANCO DE GALICIA Y BUENOS AIRES S.A.

Founded in 1905, Banco de Galicia y Buenos Aires S.A. is one of the largest private-sector banks in the Argentine financial system, and one of the leading providers of financial services in the country. Through affiliated companies and a variety of distribution channels, Banco Galicia offers a full spectrum of financial services to both individual and corporate customers. Banco de Galicia y Buenos Aires S.A. operates one of the most extensive and diversified distribution networks of the Argentine private financial sector, offering 260 branches, together with 394 points of contact gathered between regional credit-card companies and Compañía Financiera Argentina S.A.

During the first three months of fiscal year 2015, Banco de Galicia y Buenos Aires S.A. recorded net income for $ 880,960, while during the same period of the previous fiscal year it had recorded net income for $ 773,550. The increase in income, when compared to the same period of fiscal year 2014, mainly resulted from the increase in net operating income (net financial income plus net income from services) (21.9%). The positive evolution of net operating income was due both to an increase in net financial income (amounting to $ 223,668, an 8.8% increase) and to higher net income from services (amounting to $ 625,326, a 46.5% increase).

During the three-month period of fiscal year 2015, provisions for loan losses were recorded in the amount of $ 590,867, lower than $ 91,112 (13.4%) established during the same period of the previous fiscal year. Administrative expenses for the first three months totaled $ 2,671,711, increasing 34.2% when compared to the same period of the previous fiscal year. Personnel expenses increased by 31.6% mainly because a provision for future salary increases was set up during the quarter. The remaining administrative expenses showed a 38.2% increase, mainly as a result of the rise in costs related to the different services hired by Banco de Galicia y Buenos Aires S.A. The income tax charge amounted to $ 641,249, $ 95,837 higher than that for the same period of fiscal year 2014. The credit exposure to the private sector reached $ 84,200,864 (considering the CFA Trust 1 trust) with a 25.2% growth over the last 12 months, and total deposits amounted to $ 68,696,883, with a 22.9% increase, as compared to the same period of the previous fiscal year. As of March 31, 2015, Banco de Galicia y Buenos Aires S.A.’s estimated share in loans to the private sector was 9.07%, while in deposits from the private sector its share was 8.72%, when compared to 8.67% and 9.31%, respectively, for the previous fiscal year.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF MARCH 31, 2015 AND DECEMBER 31,2014

(Figures Stated in Thousands of Pesos ($))

NET INVESTMENT S.A.

Grupo Financiero Galicia S.A.’s equity investment in Net Investment S.A.’s capital stock is 87.50%, whereas the remaining 12.50% is owned by Banco de Galicia y Buenos Aires S.A.

Net Investment S.A. was created to carry out Internet business transactions.

During 2011, Net Investment S.A.’s shareholders decided to change the corporate purpose in order to be able to make investments in companies that conduct supplementary and/or related activities.

On April 7, 2015, the company’s Board of Directors decided to exercise the put option on 325 shares in Weemba, Inc., representing the whole interest in this company, according to the Put Option Agreement executed on May 17, 2010. The option price amounts to US$ 15.39 (United States dollars fifteen with 39/100) per share. Such transaction was agreed on April 23, 2015.

For fiscal year 2015, Net Investment S.A.’s Board of Directors is analyzing new business opportunities and alternatives.

SUDAMERICANA HOLDING S.A.

Sudamericana Holding S.A. is a holding company providing life, retirement, property insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. Banco de Galicia y Buenos Aires S.A. has the remaining 12.50%.

The insurance business undertaken by the Company is one of the most important aspects of Grupo Financiero Galicia S.A.’s general plan to strengthen its position as a leading financial services provider.

Joint production of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business amounted to $ 548,523 during the three-month period ended on March 31, 2015. As of March 31, 2015, these companies had approximately 6.3 million policies/certificates in all their insurance lines.

From a commercial standpoint, the company maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase the companies’ sales.

As a result of this effort, the premium volume for the first quarter of 2015 exceeded that for the same quarter of the previous year by 41.1%.

GALICIA WARRANTS S.A.

Galicia Warrants S.A. was established in 1993 and, since then, has become a leading company. It renders services to the productive sector as an additional credit instrument, also rendering a full spectrum of services related to inventory management.

Its shareholders are Grupo Financiero Galicia S.A., which holds an 87.50% equity investment in the company, and Banco de Galicia y Buenos Aires S.A., which holds a 12.50% interest.

The company has its corporate headquarters in Buenos Aires and an office in the city of Tucumán, through which it carries out its transactions in the warrants market and as well includes other services related to its main activity, for different regional economies and geographic areas of the country.

Based on the experience and understanding of the warrant as a security instrument in the financial market, the company set as policy to spread the quality of the service provided and improve it through the certification of ISO 9001 Standards; its main focus, during this year, is the improvement to Merchandise Storage and Custody, and Marketing processes.

With regard to storage services, the level of activity in its warehouses remained, thus meeting expectations.

During the first quarter of fiscal year 2015, deposit certificates and warrants issued amounted to $ 814,423, regarding merchandise under custody located throughout the country.

During the close of first quarter of fiscal year 2015, Galicia Warrants S.A. obtained income from services amounting to $ 10,263.

Galicia Warrants S.A. continues working with the purpose of rendering its customers the best quality and more reliable service that is better tailored to meet their needs.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF MARCH 31, 2015 AND DECEMBER 31,2014

(Figures Stated in Thousands of Pesos ($))

GALICIA ADMINISTRADORA DE FONDOS S.A. SOCIEDAD GERENTE DE FONDOS COMUNES DE INVERSION

On April 7, 2014, Banco de Galicia y Buenos Aires S.A. presented Grupo Financiero Galicia S.A. with an offer to sell 19,000 shares of Galicia Administradora de Fondos S.A. (manager of collective investment products, mutual funds) representing 95% of the aforementioned company’s capital stock, being the offer considered accepted at the time the buyer made a payment equivalent to 25% of the total purchase price.

On April 15, 2014, Grupo Financiero Galicia S.A.’s Board of Directors approved the purchase of 95% of Galicia Administradora de Fondos S.A.’s capital stock.

Galicia Administradora de Fondos S.A. administers the FIMA mutual funds distributed by Banco de Galicia y Buenos Aires S.A. (custodial agent of collective investment products corresponding to mutual funds), through its broad channel network (branches, electronic banking, phone banking), to different customer segments (institutional, corporate and individual customers).

FIMA funds equity increased by 21.03% when compared to the close of fiscal year 2014, reaching, as of March 31, 2015, a volume of funds managed of $ 14,385,231, which accounts for a 9.4% market share.

This increase in volume mainly took place in the institutional and corporate customers segments, particularly regarding FIMA Ahorro Pesos and FIMA Ahorro Plus.

During fiscal year 2014, and being the new Capital Markets Law in full force and effect, the company’s Bylaws were amended, eliminating the limitation with regard to the sole corporate purpose. This allows the company to carry out other activities, such as portfolio management.

The outlook for fiscal year 2015 is that mutual funds will continue growing, as well as the businesses related thereto, within the framework of the new Capital Markets Law, for instance, management of investment portfolios.

OUTLOOK

Grupo Financiero Galicia S.A.’s outlook for fiscal year 2015 is mainly linked to the development of the Argentine economy, and, particularly, the evolution of the financial system.

Buenos Aires, May 7, 2015.

REPORT OF THE SUPERVISORY SYNDICS’ COMMITTEE

To the Directors and Shareholders of

Grupo Financiero Galicia S.A.

Legal Domicile: Tte. Gral. Juan D. Perón 430 – 25th floor

Buenos Aires

C.U.I.T. 30-70496280-7

1.	We have performed a review of the accompanying interim financial statements of Grupo Financiero Galicia S.A. (hereinafter the “Company”), which include the Balance Sheet as of March 31, 2015, and the related Income Statement, Statement of Changes in Shareholders’ Equity and Statement of Cash Flows for the three-month period then ended, as well as a summary of significant accounting policies and other explanatory information disclosed in Notes 1 to 17 and Schedules A, B, C, D, E, G and H, which supplement them. Furthermore, we have performed a review of the Company’s consolidated interim financial statements and its controlled companies for the three-month period ended March 31, 2015, with Notes 1 to 39, which are presented as supplementary information.

2.	The Company’s Board of Directors is responsible for the preparation and presentation of the accompanying interim financial statements, in accordance with the accounting framework established by the Argentine Central Bank.

3.	Our reviews were performed in accordance with standards applicable to syndics in Argentina. These standards require that syndics review the documents detailed in paragraph 1. observing auditing standards applicable to the review of financial statements, and verify the consistency of the documents examined with the information concerning corporate decisions, as disclosed in minutes. In addition, they require that corporate decisions conform to the law and the bylaws with respect to formal and documental requirements. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. S.R.L., who issued their unqualified report on the review of interim financial statements on May 7, 2015 and whose work was conducted in accordance with Technical Pronouncement No. 37 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) for the review of interim-period financial statements. A review of interim-period financial statements involves making inquiries to the Company’s staff responsible for the preparation of the information included in the interim-period financial statements and in performing analysis procedures and other review procedures. The scope of these reviews is substantially more limited than that of an audit conducted in accordance with Argentine auditing standards. Therefore, a review does not allow us to obtain assurance that we will be aware of all the significant matters that could be identified in an audit. Therefore, we do not express an audit opinion on the Company’s financial position, results of operations, changes in shareholders’ equity and cash flows or on its consolidated financial statements. Given that it is not our responsibility to exercise any management control, our review did not extend to the business criteria and decisions of the different areas of the Company, as these matters are the exclusive responsibility of the Board of Directors.

We also report that, in compliance with the legality control that is part of our area of competence, during this period we have applied the other procedures described in Section 294 of Law No. 19550, which we deemed necessary according to the circumstances, including, among others, the control over the creation and subsistence of the directors’ guarantee.

4.	The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method and preparing the consolidated financial statements of the Company. Without changing our conclusion, as mentioned in Note 1.16. to the Company’s consolidated financial statements, those criteria differ, in certain respects, from the applicable professional accounting standards. In such note, the Company has identified and quantified the effect on the financial statements derived from the different valuation and disclosure criteria, except that the quantification cannot be made for unfeasibility reasons.

5.	Based on our reviews, with the scope described in point 3. above, we report that:

i)	nothing has called our attention that make us think that the interim financial statements and the consolidated financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with the Argentine Central Bank’s accounting standards.

ii)	the accompanying interim financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina.

iii)	As regards the Informative Review, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Rules and Regulations of the Buenos Aires Stock Exchange, Title IV, Chapter III, Article 12 of the National Securities Commission, and the Supplementary and Explanatory Statement by the Board of Directors required by the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations, we have no observations to make insofar as concerns our area of competence, and the assertions on future events are the exclusive responsibility of the Company’s Board of Directors.

iv)	In compliance with the legality control that is part of our area of competence, we have no observations to make.

Buenos Aires, May 7, 2015

Supervisory Syndics’ Committee

LIMITED REVIEW REPORT ON INTERIM FINANCIAL STATEMENTS

To the Chairman and Directors of

Grupo Financiero Galicia S.A.

Legal Domicile: Tte. Gral. Juan D. Perón 430 – 25th floor

Buenos Aires

C.U.I.T. 30-70496280-7

Introduction

We have performed a review of the accompanying interim financial statements of Grupo Financiero Galicia S.A. (hereinafter the “Company”), which include the Balance Sheet as of March 31, 2015, and the related Income Statement, Statement of Changes in Shareholders’ Equity and Statement of Cash Flows for the three-month period then ended, as well as a summary of significant accounting policies and other explanatory information disclosed in Notes and Schedules, which supplement them. Furthermore, we have performed a review of the Company’s consolidated interim financial statements and its controlled companies for the three-month period ended March 31, 2015, which are presented as supplementary information.

The amounts and other information for fiscal year 2014, and the related interim periods, are an integral part of the financial statements mentioned above and, therefore, shall be considered in connection with those financial statements.

Management’s Responsibility

The Company’s Board of Directors is responsible for the preparation and presentation of the accompanying interim financial statements, in accordance with the accounting framework established by the Argentine Central Bank.

Scope of our Reviews

Our reviews were limited to the application of the review procedures set forth by Technical Pronouncement No. 37 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) for the review of interim-period financial statements. A review of interim-period financial statements involves making inquiries to the Company’s staff responsible for the preparation of the information included in the interim-period financial statements and in performing analysis procedures and other review procedures. The scope of these reviews is substantially more limited than that of an audit conducted in accordance with Argentine auditing standards. Therefore, a review does not allow us to obtain assurance that we will be aware of all the significant matters that could be identified in an audit. Therefore, we do not express an audit opinion on the Company’s financial position, results of operations, changes in shareholders’ equity and cash flows and equivalents or on its consolidated financial statements.

Conclusion

Based on our reviews, nothing has called our attention that make us think that the interim financial statements and the consolidated financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with the Argentine Central Bank’s accounting standards.

Emphasis Paragraph

The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method and preparing the consolidated financial statements of the Company. Without changing our conclusion, as mentioned in Note 1.16. to the Company’s consolidated financial statements, those criteria differ, in certain respects, from the applicable professional accounting standards. In such note, the Company has identified and quantified the effect on the financial statements derived from the different valuation and disclosure criteria, except that the quantification cannot be made for unfeasibility reasons.

Report on Compliance with Regulations in force

As called for by the regulations in force, we report that:

a)	the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements as of March 31, 2015 have been transcribed to the “Inventory and Balance Sheet” book and, insofar as concerns our area of competence, are in compliance with the provisions of the Corporations Law, and pertinent resolutions of the National Securities Commission.

b)	the financial statements of Grupo Financiero Galicia S.A. stem from accounting records kept, in all formal aspects, in compliance with legal regulations.

c)	we have read the Informative Review, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and Title IV, Chapter III, Article 12 of the regulations of the National Securities Commission, and the Supplementary and Explanatory Statement by the Board of Directors, required by the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations, about which, insofar as concerns our area of competence, we have no significant observations to make.

d)	As of March 31, 2015, Grupo Financiero Galicia S.A.’s accrued debt with the Argentine Integrated Social Security System, which stems from the accounting records, amounted to $ 76,343.03, which was not yet due at that date.

e)	as required by Title IV, Section I, Chapter I, Article 2 of the Regulations of the National Securities Commission, we report that:

e.1)	Grupo Financiero Galicia S.A.’s corporate purpose is exclusively related to financial and investment activities;

e.2)	the interest in Banco de Galicia y Buenos Aires S.A. accounts for 94.29% of Grupo Financiero Galicia S.A.’s assets, being the Company’s main asset;

e.3)	94.09% of Grupo Financiero Galicia S.A.’s income stems from the equity investment in the Bank mentioned in e.2).

e.4)	Grupo Financiero Galicia S.A. holds a 100% equity percentage in the capital stock, thus having a controlling interest in the Bank mentioned in e.2).

Buenos Aires, May 7, 2015.

PRICE WATERHOUSE & CO. S.R.L.